   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 25, 1998.

                                                      REGISTRATION NO. 333-62793
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------


                         PRE-EFFECTIVE AMENDMENT NO. 3
                                       TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                           --------------------------

                           SELECT COMFORT CORPORATION
             (Exact name of registrant as specified in its charter)

          MINNESOTA                          2515                  41-1597886
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
     of incorporation or         Classification Code Number)     Identification
        organization)                                                 No.)

                       6105 TRENTON LANE NORTH, SUITE 100
                          MINNEAPOLIS, MINNESOTA 55442
                                 (612) 551-7000
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               DANIEL J. MCATHIE
 EXECUTIVE VICE PRESIDENT, CHIEF FINANCIAL OFFICER, CHIEF OPERATING OFFICER AND
                                   SECRETARY
                           SELECT COMFORT CORPORATION
                       6105 TRENTON LANE NORTH, SUITE 100
                          MINNEAPOLIS, MINNESOTA 55442
                                 (612) 551-7000
     (Name and address, including zip code, and telephone number, including area code, of agent for service)

                           --------------------------

                                   COPIES TO:

           Mark A. Kimball                           Peter Lillevand
           Thomas R. Marek                            Scott Elliott
            Amy E. Culbert                            Greg Liberman
   Oppenheimer Wolff & Donnelly LLP         Orrick, Herrington & Sutcliffe LLP
   3400 Plaza VII, 45 South Seventh         Old Federal Reserve Bank Building
                Street                              400 Sansome Street
     Minneapolis, Minnesota 55402            San Francisco, California 94111
            (612) 607-7000                            (415) 392-1122

                           --------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

                           --------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box: / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED NOVEMBER 25, 1998

PROSPECTUS
                                4,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

    Of the 4,000,000 shares of Common Stock offered hereby, 2,800,000 shares are being sold by Select Comfort Corporation ("Select Comfort" or the "Company") and 1,200,000 shares are being sold by the Selling Shareholders. The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders. See "Principal and Selling Shareholders."

    Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $15.00 and $17.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Company's Common Stock has been approved for quotation on the Nasdaq National Market under the symbol AIRB.
                                 --------------

            THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" COMMENCING ON PAGE 6.
                                 -------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
  THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
    COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
              ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  PRICE TO           UNDERWRITING          PROCEEDS TO      PROCEEDS TO SELLING
                                   PUBLIC            DISCOUNT (1)          COMPANY (2)         SHAREHOLDERS
Per Share..................           $                    $                    $                    $
Total (3)..................           $                    $                    $                    $

(1) See "Underwriting" for indemnification arrangements with the several Underwriters.

(2) Before deducting offering expenses payable by the Company estimated at $1,000,000.

(3) The Company and the Selling Shareholders have granted to the Underwriters a 30-day option to purchase up to 600,000 additional shares of Common Stock solely to cover over-allotments, if any. If all such shares are purchased, the total Price to Public, Underwriting Discount, Proceeds to Company and
    Proceeds to Selling Shareholders will be $       , $       , $       and
    $       , respectively. See "Underwriting."
                                 --------------

    The shares of Common Stock are offered by the several Underwriters subject to prior sale, receipt and acceptance by them and subject to the right of the Underwriters to reject any order in whole or in part and certain other conditions. It is expected that certificates for such shares will be available
for delivery on or about            , 1998, at the office of the agent of
Hambrecht & Quist LLC in New York, New York.

HAMBRECHT & QUIST

               BANCBOSTON ROBERTSON STEPHENS

                               PIPER JAFFRAY INC.

                                                      CHARLES SCHWAB & CO., INC.

           , 1998

[INSIDE FRONT COVER PAGE OF PROSPECTUS INCLUDES A PICTURE OF A DIRECT MARKETING
 SALES PROFESSIONAL, PICTURES OF MANUFACTURING PERSONNEL, A PICTURE OF A SELECT COMFORT AIR BED, A PICTURE OF A DISPLAY OF SELECT COMFORT PILLOWS, A PICTURE OF
      A TYPICAL SELECT COMFORT RETAIL STORE AND A MAP OF THE UNITED STATES
             ILLUSTRATING SELECT COMFORT'S RETAIL STORE LOCATIONS]

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING BY ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND THE CONSOLIDATED FINANCIAL STATEMENTS AND THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS."

                                  THE COMPANY

    Select Comfort, "The Air Bed Company," is the leading vertically integrated manufacturer, specialty retailer and direct marketer of premium quality, premium priced, innovative air beds and sleep-related products. Select Comfort believes it is revolutionizing the mattress industry by offering a differentiated product through a variety of service-oriented distribution channels. Select Comfort's products have been clinically proven to address broad-based consumer sleep problems through the Company's proprietary air bed technology and the ability to customize the firmness on each side of the mattress at the touch of a button. The Company offers its air beds exclusively under the Select Comfort brand through 244 Select Comfort retail stores and leased departments, direct marketing operations and road show events. Net sales have grown from $14.0 million in 1993 to $184.4 million in 1997, and comparable stores sales have increased 26.1%, 36.8% and 26.9% for 1996, 1997 and the nine months ended October 3, 1998, respectively.

    According to the International Sleep Products Association, 35.3 million mattress and foundation units were sold in the U.S. in 1997, generating approximately $3.6 billion in wholesale sales, which the Company believes represented approximately $6.7 billion in retail sales. This market is dominated by four large manufacturers primarily focused on traditional innerspring mattresses. The National Sleep Foundation estimates that approximately 50% of U.S. consumers have suffered from sleep deprivation or poor quality sleep from a variety of causes. The Company believes there is increasing demand for products designed to provide a better night's sleep and promote overall wellness and the traditional innerspring mattress industry has not been responsive to these consumer preferences.

    Select Comfort has commissioned a number of independent clinical studies which indicate that the Company's air beds provide consumers with substantial benefits over traditional innerspring mattresses. These studies have confirmed that Select Comfort's air beds provide greater comfort and support by more naturally contouring to the body, thereby providing better spinal alignment, reduced pressure points, greater relief of lower back pain, greater overall comfort and better quality sleep compared to traditional mattress products. The Company has been granted or has applications pending for 23 U.S. patents and maintains an active research and development department.


    Unlike traditional mattress manufacturers, Select Comfort sells its products directly to consumers through three complementary, service-oriented distribution channels. Each of these channels is operated by knowledgeable Company employees trained in the latest innovations in sleep technology and the benefits and features of the Select Comfort product line. The Company's retail operations included 244 stores in 43 states, including four leased departments (three in Bed Bath & Beyond stores), at October 3, 1998. The Company plans to have approximately 264 retail stores, including 13 leased departments in Bed Bath & Beyond stores, by the end of 1998, and plans to open approximately 50 retail stores in 1999. In addition, the Company expects to expand its leased department concept in 1999. The Company's direct marketing operations include approximately 90 sales professionals who service consumer inquiries and make outbound calls. Road show events are held in selected markets where the Company has high inquiry levels but does not have a retail presence, as well as at home shows and consumer product shows, state fairs and similar events. The Company advertises through targeted print, radio and television media which generate consumer inquiries that are pursued through each of the Company's three distribution channels.


    The Company's goal is to leverage its leadership position and build the Select Comfort brand to be synonymous with a better night's sleep. In order to achieve this goal, the Company's business and growth strategy is to (i) provide a superior product, (ii) educate consumers and provide superior customer service, (iii) increase product awareness and brand recognition, (iv) leverage complementary distribution channels, (v) capitalize on vertically integrated operations, and (vi) pursue additional growth opportunities by offering new and enhanced products and services and pursuing additional marketing channels.

    The Company was incorporated in Minnesota in February 1987. The Company's principal executive office is located at 6105 Trenton Lane North, Suite 100, Minneapolis, MN 55442. The Company's telephone number is (612) 551-7000.

                                  THE OFFERING

Common Stock offered by the Company.............  2,800,000 shares
Common Stock offered by the Selling
  Shareholders..................................  1,200,000 shares
Common Stock to be outstanding after the
  offering......................................  18,122,249 shares(1)
Use of proceeds.................................  To repay a portion of long-term indebtedness; to fund expansion of its
                                                  retail store base and the build-out,
                                                  start-up and leasing of a third
                                                  manufacturing and distribution facility;
                                                  and for general corporate purposes,
                                                  including working capital and possible
                                                  acquisitions
Proposed Nasdaq National Market symbol..........  AIRB

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
          (IN THOUSANDS, EXCEPT PER SHARE AND SELECTED OPERATING DATA)

                                                                       YEAR ENDED(2)                           NINE MONTHS ENDED
                                                -----------------------------------------------------------  ----------------------
                                                              DEC. 31,     DEC. 30,    DEC. 28,    JAN. 3,                 OCT. 3,
                                                                1994         1995        1996       1998                    1998
                                                 DEC. 31,    -----------  -----------  ---------  ---------   SEPT. 27,   ---------
                                                   1993                                                         1997
                                                -----------                                                  -----------
                                                (UNAUDITED)                                                  (UNAUDITED)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
  Net sales...................................   $  14,041    $  30,472    $  68,629   $ 102,028  $ 184,430   $ 126,470   $ 178,835
  Gross margin................................       8,221       19,420       39,796      63,507    117,801      81,584     116,545
  Operating income (loss).....................      (2,753)      (3,297)      (4,589)     (3,764)     2,078         515       7,382
  Net loss....................................   $  (2,752)   $  (3,371)   $  (4,560)  $  (3,685) $  (2,846)  $  (2,524)  $    (413)
  Net loss available to common shareholders...   $  (2,752)   $  (3,371)   $  (4,560)  $  (4,585) $  (3,746)  $  (3,199)  $  (1,088)
  Net loss per share(3):
    Basic.....................................   $   (2.16)   $   (2.65)   $   (3.16)  $   (2.61) $   (1.59)  $   (1.39)  $   (0.40)
    Diluted...................................   $   (2.16)   $   (2.65)   $   (3.16)  $   (2.61) $   (1.59)  $   (1.39)  $   (0.40)
  Weighted average common shares:
    Basic.....................................       1,272        1,274        1,444       1,753      2,353       2,309       2,746
    Diluted...................................       1,272        1,274        1,444       1,753      2,353       2,309       2,746
  Pro forma net income(4).....................                                                    $   1,583   $     162   $   5,988
  Pro forma net income per share,
    diluted(4)................................                                                    $    0.09   $    0.01   $    0.30
  Pro forma weighted average common shares,
    diluted(5)................................                                                       18,365      18,890      19,694
SELECTED OPERATING DATA:
  Stores open at period-end(6)................          19           35           68         143        200         190         244
  Average square footage of stores open during
    period(7).................................         668          642          703         768        866         866         895
  Sales per square foot(7)....................   $     401    $     442    $     611   $     622  $     666   $     460   $     543
  Average store age (in months at period
    end)......................................           5           12           15          15         22          20          26
  Comparable store sales increase(8)..........      --             57.6%        59.8%       26.1%      36.8%       26.7%       26.9%

                                                                                                OCTOBER 3, 1998
                                                                                           --------------------------
                                                                                            ACTUAL    AS ADJUSTED(9)
                                                                                           ---------  ---------------
                                                                                                  (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents..............................................................  $   9,579     $  35,676
  Working capital........................................................................      3,606        29,939
  Total assets...........................................................................     63,323        88,414
  Long-term debt, less current maturities................................................     24,244           167
  Mandatorily redeemable preferred stock.................................................     27,612        --
  Total common shareholders' equity (deficit)............................................    (20,356)       57,093

------------------------------

(1) Based on the number of shares outstanding as of October 3, 1998. Excludes
    (i) an aggregate of 3,250,307 shares of Common Stock issuable upon exercise of stock options and warrants outstanding as of October 3, 1998 at a weighted average exercise price of $7.30 per share, and (ii) an aggregate of up to 225,000 shares of Common Stock issuable upon exercise of employee stock options expected to be granted in connection with this offering at an exercise price per share equal to the initial public offering price. See "Capitalization," "Management--Stock Option and Incentive Plans" and "Description of Capital Stock--Options and Warrants."


(2) Except for the year ended January 3, 1998, which included 53 weeks, all years presented included 52 weeks.

(3) See Note 11 of Notes to Consolidated Financial Statements.

(4) Includes pro forma adjustments for (i) the elimination of non-cash interest expense associated with a put warrant, the put feature of which will terminate upon consummation of this offering, (ii) the elimination of interest expense associated with repayment of $15.0 million of the Company's outstanding indebtedness from the proceeds of this offering, and (iii) related tax effects. See "Pro Forma Consolidated Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

(5) Gives effect to the conversion of all outstanding shares of preferred stock into Common Stock upon the consummation of this offering, the dilutive effect of outstanding options and warrants, and shares to be issued upon the consummation of this offering.

(6) Includes Select Comfort stores operated in leased departments within larger retail stores (one at December 28, 1996, September 27, 1997 and January 3, 1998 and four at October 3, 1998).

(7) For stores open during the entire period indicated.

(8) Stores enter the comparable store calculation in their 13th full month of operation. The number of comparable stores used to calculate such data were 13, 32, 65, 138, 107 and 182 for 1994, 1995, 1996, 1997 and the nine-month periods ended September 27, 1997 and October 3, 1998, respectively.

(9) As adjusted to give effect upon the consummation of this offering to the (i) reclassification of a put warrant from long-term debt to shareholders' equity, (ii) conversion of all outstanding shares of preferred stock into Common Stock, and (iii) application of the estimated net proceeds from the issuance of 2,800,000 shares of Common Stock at an assumed initial public offering price of $16.00 per share, including repayment of $15.0 million of the Company's outstanding indebtedness. See "Use of Proceeds" and "Capitalization."
                         ------------------------------

    THE COMPANY'S FISCAL YEAR ENDS ON THE SATURDAY CLOSEST TO DECEMBER 31, AND UNLESS THE CONTEXT OTHERWISE REQUIRES, ALL REFERENCES TO YEARS IN THIS PROSPECTUS REFER TO THE COMPANY'S FISCAL YEARS. ALL REFERENCES TO THE COMPANY HEREIN INCLUDE THE COMPANY'S WHOLLY OWNED SUBSIDIARIES, SELECT COMFORT DIRECT CORPORATION, SELECT COMFORT RETAIL CORPORATION, DIRECT CALL CENTERS, INC. AND SELECT COMFORT SC CORPORATION. UNLESS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS (I) GIVES EFFECT TO THE CONVERSION OF ALL OUTSTANDING SHARES OF PREFERRED STOCK INTO COMMON STOCK UPON THE CONSUMMATION OF THIS OFFERING, AND
(II) ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION WILL NOT BE EXERCISED.

    SELECT COMFORT-REGISTERED TRADEMARK-, SLEEP NUMBER-REGISTERED TRADEMARK-, COMFORT CLUB-REGISTERED TRADEMARK-, 90 NIGHT TRIAL, BETTER NIGHT'S SLEEP GUARANTEE, THE AIR BED COMPANY and the Company's stylized logo are trademarks of the Company. This Prospectus also includes trademarks of companies other than the Company.

                                  RISK FACTORS

    THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS AND THE TIMING OF CERTAIN EVENTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH BELOW AND ELSEWHERE IN THIS PROSPECTUS. SEE "CAUTIONARY LANGUAGE REGARDING FORWARD-LOOKING STATEMENTS." THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS BEFORE PURCHASING ANY SHARES OF THE COMMON STOCK OFFERED HEREBY.

    HISTORY OF OPERATING LOSSES; UNCERTAIN PROFITABILITY. The Company has incurred substantial operating losses since its inception and had an accumulated deficit of $22.7 million as of October 3, 1998. There can be no assurance that the Company will achieve or sustain profitability on a quarterly or annual basis in future periods. The Company's future operating results will depend upon a number of factors, including (i) the level of consumer acceptance of the Company's products, (ii) the ability of the Company to create product and brand name awareness, (iii) the effectiveness and efficiency of the Company's advertising, (iv) the number and timing of new retail store openings, (v) the performance of the Company's existing and new retail stores, (vi) the ability of the Company to manage its planned rapid store expansion, (vii) the ability of the Company to successfully identify and respond to emerging trends in the mattress industry, (viii) the level of competition in the mattress industry, and
(ix) general economic conditions and consumer confidence. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


    LIMITED HISTORY OF RETAIL OPERATIONS; AGGRESSIVE GROWTH STRATEGY. The Company's net sales have grown significantly in the past several years primarily as a result of the opening of new retail stores and increases in comparable store sales from year to year. Until recently, the Company generated most of its net sales from its direct marketing operations. The Company opened its first three retail stores in 1992 and operated 19 stores at the end of 1993, 35 stores at the end of 1994, 68 stores at the end of 1995, 143 stores at the end of 1996, 200 stores at the end of 1997 and 244 stores, including four leased departments (three in Bed Bath & Beyond stores) as of October 3, 1998. Virtually all of the Company's retail stores are in mall locations. The Company plans to have approximately 264 retail stores, including 13 leased departments in Bed Bath & Beyond stores, by the end of 1998, and plans to open approximately 50 retail stores in 1999. In addition, the Company expects to expand its leased department concept in 1999. Approximately 54% of the Company's new store openings in 1998 will be in existing markets and the remainder will be in new geographical markets. The opening of additional stores in an existing market could result in lower net sales from existing Company stores in that market. Because the Company will be expanding into new geographic markets, it may face competitive challenges that are different from those encountered to date. The Company's success in any new geographic market will depend on the Company's ability to select appropriate new store sites and to create awareness in the new market through effective marketing and advertising strategies. In addition to adding further mall locations, the Company's retail expansion plans include alternative locations such as strip shopping centers. The Company has limited experience with such alternative locations and its success will depend on the Company's ability to create awareness of, and to attract consumers to, such alternative locations.


    The success of the Company's planned expansion will be dependent upon many factors, including the ability of the Company to (i) successfully open additional retail stores in existing geographic markets, (ii) successfully enter new geographic markets and store environments in which the Company has no previous retail experience, (iii) negotiate acceptable lease terms for additional sites, (iv) effectively hire, train, manage and retain qualified management and other personnel, (v) effectively manage the interaction among the Company's multiple distribution channels, (vi) generate additional direct marketing inquiries, (vii) effectively develop strategic alliances with respect to product development, marketing and distribution, and (viii) effectively refer selected direct marketing inquiries to the retail and road show distribution channels. There can be no assurance that the Company will be able to grow at historical rates or achieve its planned expansion, that new retail stores will be effectively integrated into the Company's existing operations, that such stores will be profitable or that the Company will be able to establish and maintain profitable strategic alliances. See "Business--Business and Growth Strategy."

    ABILITY TO MANAGE GROWTH. The Company's aggressive growth strategy has placed, and will continue to place, a significant strain on the Company's management, production, information systems and other resources. To manage growth effectively, the Company must maintain a high level of manufacturing quality and efficiency, continue to enhance its operational, financial and management systems, including its database management, tracking of inquiries, inventory control and distribution systems, and expand, train and manage its employee base. There can be no assurance that the Company will be able to effectively manage this expansion in any one or more of these areas, and any failure to do so could have a material adverse effect on the Company's business, financial condition and operating results.

    All orders are filled by shipments made directly to the customer from one of the Company's two manufacturing and distribution centers located in Minneapolis and in Columbia, South Carolina. The Company believes that its existing manufacturing and distribution facilities will be adequate to support its planned expansion through the next 12 months. Any significant interruption in the operation of either of such facilities would have a material adverse effect on the business, financial condition and operating results of the Company. The Company plans to lease a third manufacturing and distribution center in Salt Lake City, which is expected to be in operation during the first half of 1999, at a cost of approximately $4.5 million. There can be no assurance that the new facility will be completed on time, that the cost to build it will not exceed the Company's estimates or that manufacturing costs for this new facility will not be greater than manufacturing costs at the Company's current facilities in Minnesota and South Carolina. In addition, delays or interruptions in the normal supply of products could occur as the Company attempts to integrate a third manufacturing and distribution center. Any such increases in costs or delays could have a material adverse effect on the Company's business, financial condition and operating results. The Company does not have experience in manufacturing its products in the volumes that it projects will be necessary to support the anticipated increase in sales and may encounter difficulties in scaling up production, including problems involving quality control and assurance, component supply and shortages of qualified personnel. Any failure on the part of the Company in manufacturing its products in volumes sufficient to meet demand could have a material adverse effect on the Company's business, financial condition and operating results. See "Business--Manufacturing and Distribution."

    EFFECTIVENESS AND EFFICIENCY OF ADVERTISING EXPENDITURES. The Company's advertising expenditures increased from $5.5 million in 1994 to $28.3 million in 1997, and are expected to continue to increase for the foreseeable future. The Company's future growth and profitability will be dependent in part on the effectiveness and efficiency of the Company's advertising expenditures, including the ability of the Company to (i) create greater awareness of the Company's products and brand name, (ii) determine the appropriate creative message and media mix for future advertising expenditures, (iii) effectively manage advertising costs (including creative and media) in order to maintain acceptable costs per inquiry, costs per order and operating margins, and (iv) convert inquiries into actual orders. Historically, the Company's advertising expenditures have generated revenue benefits beyond the actual duration of the advertisements. There can be no assurance that the Company will experience similar benefits from advertising expenditures in the future. In addition, no assurance can be given that the Company's planned increases in advertising expenditures will result in increased sales, will generate sufficient levels of product and brand name awareness or that the Company will be able to manage such advertising expenditures on a cost effective basis. See "Business--Marketing and Advertising."

    FLUCTUATIONS IN COMPARABLE STORE SALES RESULTS. The Company's comparable store sales results, which are computed by comparing sales during the current year with prior year periods for those stores open during the same periods of the current and prior years, have fluctuated significantly in the past and such fluctuations are likely to continue. Stores enter the comparable store calculation in their 13th full month of operation. The Company's comparable store sales increases were 26.1%, 36.8% and 26.9% for 1996, 1997 and the nine months ended October 3, 1998, respectively. The Company's comparable store sales results have fluctuated significantly from quarter to quarter with increases ranging from 8.2% to 62.0% on a quarterly basis for 1996 and 1997. There can be no assurance that the Company's comparable store sales results will not fluctuate significantly in the future. A variety of factors affect the Company's comparable store sales results, including (i) the level of consumer awareness of Select Comfort's products and brand name, (ii) the rate of consumer acceptance of the Company's products, (iii) the higher levels of sales in the first year of operations as each successive class of new stores is opened, (iv) the strong comparable store sales performance in recent periods,
(v) the maturation of its store base, (vi) the timing and relative success of promotional events, advertising expenditures, new product introductions and product line extensions, and (vii) general economic conditions and consumer confidence. In addition, the Company's higher per unit prices and lower number of transactions relative to other mall-based retailers may cause greater volatility in the Company's comparable store sales results. Additionally, due to the integrated nature of the Company's distribution channels, the relative level of the Company's net sales may fluctuate between retail and direct marketing, which may contribute to fluctuations in comparable store sales results. Changes in comparable store sales results could cause the price of the Common Stock to fluctuate substantially.

    QUARTERLY FLUCTUATIONS AND SEASONALITY. The Company's quarterly operating results may fluctuate significantly as a result of a variety of factors, including increases or decreases in comparable store sales, the timing, amount and effectiveness of advertising expenditures, any increases in return rates, the timing of new store openings and related expenses, competitive factors, net sales contributed by new stores, any disruptions in third party delivery services and general economic conditions and consumer confidence. The Company's business is also subject to some seasonal influences, with heavier concentrations of sales during the fourth quarter holiday season due to higher mall traffic. During the third quarter of 1997, the United Parcel Service ("UPS") work stoppage resulted in delayed delivery of the Company's products, requiring the Company to use alternative carriers. Additionally during that period, the Company converted its manufacturing and financial operations to a new integrated information system, which further contributed to delays in fulfilling customer orders. These factors resulted in higher than normal customer returns, canceled orders and substantially increased freight charges, which had a material adverse effect on the Company's operating results in the second half of 1997. See "--Reliance Upon Carriers."

    A substantial portion of the Company's operating expenses is related to sales and marketing expenses, including costs associated with opening new stores and advertising and marketing expenditures. The level of such spending cannot be adjusted quickly and is based, in significant part, on the Company's expectations of future customer inquiries and net sales. Furthermore, the Company has often realized a substantial portion of its net sales in the last month of a quarter, with such net sales frequently concentrated in the last weeks or days of a quarter, due in part to its promotional schedule. If there is a shortfall in expected net sales or in the conversion rate of customer inquiries, the Company may be unable to adjust its spending in a timely manner and the Company's business, financial condition and operating results may be materially adversely affected. The Company's results of operations of any quarter are not necessarily indicative of the results that may be achieved for a full year or any future quarter.

    The Company expects to incur certain charges in the period in which this offering is consummated in connection with an outstanding put warrant and with the repayment of certain indebtedness with a portion of the net proceeds of this offering. Interest expense associated with the put warrant is based on the fair market value of the Company's Common Stock. Based on an assumed initial public offering price of $16.00 per share, the Company estimates that the interest expense associated with the outstanding put warrant will not have a material impact on the Company's results of operations. However, if the initial public offering price is greater than $17.00 per share, the Company estimates the amount of such interest expense would exceed $350,000 and may have a material impact on the Company's results of operations. The charge associated with the repayment of certain indebtedness is estimated to be approximately $1.7 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Overview."

    RETURN POLICY AND PRODUCT WARRANTY. Part of the Company's marketing and advertising strategy focuses on providing a 90 Night Trial in which customers may return the air bed and obtain a refund of the purchase price. As the Company expands its sales, there can be no assurance that its return rates will remain within acceptable levels. An increase in return rates could have a material adverse effect on the Company's business, financial condition and operating results. The Company also provides its customers with a limited 20-year warranty on its air beds. Although the Company has performed extensive testing to enable it to project warranty claims over the 20-year warranty period, the Company has only been selling air beds in significant quantities since 1992. There can be no assurance that the Company's warranty reserves will be adequate to cover future warranty claims, and such failure could have a material adverse effect on the Company's business, financial condition and operating results.

    PRODUCT DEVELOPMENT AND ENHANCEMENTS. The Company's growth and future success will depend upon its ability to enhance its existing products and to develop and market new products on a timely basis that respond to customer needs and achieve market acceptance. The Company is pursuing opportunities to enter into strategic alliances with manufacturers of adjustable frame beds and sofa sleepers. There can be no assurance that the Company will be successful in developing or marketing enhanced or new products, or that any such products will be accepted by the market. There can also be no assurance that the Company will be able to establish and maintain profitable strategic alliances. Further, there can be no assurance that the resulting level of sales of any of the Company's enhanced or new products will justify the costs associated with their development and marketing. See "Business--Business and Growth Strategy" and "--Research and Product Development."

    MARKET ACCEPTANCE. The U.S. mattress market is dominated by four large manufacturers of innerspring mattresses. The Company's air bed technology represents a significant departure from traditional innerspring mattresses. The market for air beds is continuing to evolve and the success of the Company's products will be dependent upon both the continued growth of this market and upon market acceptance of the Company's air beds. The failure of the Company's air beds to achieve market acceptance for any reason would have a material adverse effect on the Company's business, financial condition and operating results.

    DEPENDENCE ON CONSUMER SPENDING. The success of the Company's operations depends to a significant extent upon a number of factors relating to discretionary consumer spending. These factors include economic conditions such as employment levels, business conditions, interest rates, availability of credit, inflation and taxation. Downturns in such economic conditions or in consumer confidence could have a negative effect on discretionary spending. Because a high percentage of the Company's net sales are made on credit, any downturn in general economic conditions or increases in interest rates may materially adversely affect the Company's business, financial condition and operating results. The Company is also dependent upon the continued popularity of malls as shopping destinations and the ability of mall anchor tenants and other attractions to generate customer traffic for the Company's retail stores. A decrease in mall traffic could adversely affect the Company's growth, net sales, comparable store results and profitability.

    RELIANCE UPON VENDORS; FOREIGN SOURCES OF SUPPLY. All of the air chambers for the Company's air beds are purchased from one Eastern European supplier under a supply contract expiring in August 1999, pursuant to which the Company is obligated to purchase certain minimum quantities, but not all of its requirements. Either party can terminate the contract upon 90 days notice if such party ceases to use the air chambers in its business. The Company believes that it would be able to procure an adequate supply of air chambers from other sources on a timely basis if the supply contract is terminated or the Eastern European supplier is otherwise unable to supply air chambers. The Company has recently completed the development of an air chamber designed with new materials that will be manufactured by a U.S. based company at a foreign manufacturing facility. Full production of this new air chamber is expected to commence in the fourth quarter of 1999. The Eastern European supplier is expected to provide a second source of supply of this new air chamber during the first half of 2000. The Company does not presently have any contract or commitment from either supplier to manufacture the newly developed air chamber. The Company is continuously searching for alternative designs and materials for all of its components, as well as alternative sources of supply. The inability of the Company's sources of supply to meet, for any reason, the Company's requirement for air chambers could have a material adverse effect on the Company's business, financial condition and operating results. In addition, since the Company's air chambers and other supplies are manufactured outside the United States, the Company's operations could be materially adversely affected by the risks associated with foreign sourcing of materials, including (i) political instability resulting in disruption of trade, (ii) existing or potential duties, tariffs or quotas that may limit the quantity of certain types of goods that may be imported into the United States or increase the cost of such goods, and (iii) any significant fluctuation in the value of the dollar against foreign currencies.

    With the exception of its air chambers, the Company has no long-term purchase contracts or other contractual assurances of continued supply, pricing or access to components. The inability or failure of one or more key vendors to supply components, the loss of one or more key vendors or a material change in the Company's purchase terms could have a material adverse effect on the Company's business, financial condition and operating results. See "Business--Suppliers" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    RELIANCE UPON CARRIERS. Historically, the Company has relied almost exclusively on UPS for delivery of the Company's products to customers. For a significant portion of the third quarter of 1997, UPS was unable to deliver the Company's products within acceptable time periods, causing delays in deliveries to customers and requiring the Company to use alternative carriers. This contributed to substantially greater freight charges and canceled orders, which had a material adverse effect on the Company's operating results in the second half of 1997. Due to the extensive national distribution system and cost effectiveness of UPS, the Company has continued to rely primarily on UPS for deliveries to customers. No assurance can be given that UPS will not experience difficulties in meeting the Company's requirements in the future. The Company continues to evaluate alternative carriers on a national and regional basis, as well as providers of in-home assembly services. There can be no assurance that alternative carriers will be able to meet the Company's requirements on a timely or cost-effective basis. Any significant delay in deliveries to customers or increase in freight charges may have a material adverse effect on the Company's business, financial condition and operating results.

    COMPETITION. The mattress industry is highly competitive. Participants in the mattress industry compete primarily on price, quality, brand name recognition, product availability and product performance, including the perceived levels of comfort and support provided by a mattress. The Company's air beds compete with a number of different types of mattress alternatives, including innerspring mattresses, waterbeds, futons and other air-supported mattresses that are sold through a variety of channels, including furniture stores, bedding specialty stores, department stores, mass merchants, wholesale clubs, telemarketing programs, television infomercials and catalogs. The Company believes that its success depends in part on increasing consumer awareness and acceptance of the Company's existing products and continuing to introduce products that have qualities and benefits which differentiate the Company's products from those offered by other manufacturers. There can be no assurance that such products will receive consumer acceptance or that the Company will continue to be able to successfully introduce such products.

    The traditional mattress industry is characterized by a high degree of concentration among the four largest manufacturers of innerspring mattresses with nationally recognized brand names, including Sealy, which also owns the Stearns & Foster brand name, Serta, Simmons and Spring Air. These manufacturers were estimated by FURNITURE/TODAY to account for approximately 62% of wholesale dollar sales in 1997. The balance of the mattress market is served by over 700 manufacturers, primarily operating on a regional basis. The traditional mattress distribution channels and the estimated market shares in 1997, according to the International Sleep Products Association ("ISPA"), were furniture stores (42%), specialty bedding stores (24%), department stores (11%), national chains (8%), wholesale clubs (6%) and others, including telephone and electronic shopping channels (9%). Between 1993 and 1997, specialty bedding stores increased their share of the market from 19% to 24%. Many of these competitors, and in particular the four largest manufacturers named above, have greater financial, marketing and manufacturing resources and better brand name recognition than the Company, and sell their products through broader and more established distribution channels. The Company believes that a number of companies, including two of the four largest manufacturers, have begun to offer air beds. There can be no assurance that these or any other mattress manufacturers will not aggressively pursue the air bed market. Any such competition by the established manufacturers or new entrants into the market could have a material adverse effect on the Company's business, financial condition and operating results. In addition, should any of the Company's competitors reduce prices on premium mattress products, the Company may be required to implement price reductions in order to remain competitive, which could have a material adverse effect on its business, financial condition and operating results. There are no provisions in the Company's retail store leases that limit or restrict competing businesses from operating in the malls in which the Company's stores are located. The lack of such restrictions and the lack of significant barriers to entry may result in new competition. See "Business--Competition."

    REGULATORY MATTERS. The Company's products and its marketing and advertising practices are subject to regulation by various federal, state and local regulatory authorities, including the Federal Trade Commission and the U.S. Food and Drug Administration. The mattress industry also engages in advertising self-regulation through certain voluntary forums, including the National Advertising Division (the "NAD") of the Better Business Bureau. The Company's advertising campaigns have in the past been the subject of proceedings before the NAD. As a result of such proceedings, the Company has made minor modifications to its advertising literature. There can be no assurance that the Company's marketing and advertising practices will not be the subject of further proceedings before regulatory authorities or the NAD, or the subject of claims by other parties. The Company is also subject to various other federal, state and local regulatory requirements, including federal, state and local environmental regulation and regulations issued by the U.S. Occupational Safety and Health Administration. There can be no assurance that the Company will not experience any material adverse effects on its business, financial condition or operating results as a result of such regulatory requirements.

    YEAR 2000 COMPLIANCE. The Company and third parties with which the Company does business rely on numerous computer programs in their day to day operations. There can be no assurance that the Company will be able to effectively address its Year 2000 issues in a timely and cost-efficient manner and without interruption to its business. The Company has initiated discussions with its significant suppliers regarding their plans to remediate Year 2000 issues where their systems interface with the Company's systems or otherwise impact its operations. There can be no assurance that Year 2000 difficulties encountered by its suppliers and other third parties with whom it does business will not have a material adverse impact on the Company's business, financial condition or operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Impact of Year 2000."

    DEPENDENCE ON KEY PERSONNEL. The success of the Company's business will continue to be dependent upon the efforts of its key operating officers and employees, including H. Robert Hawthorne, President, Chief Executive Officer and a director, and Daniel J. McAthie, Executive Vice President, Chief Financial Officer and Chief Operating Officer. The loss of either of these executive officers, or other key personnel, could have a material adverse effect on the Company's business, financial condition and operating results. In addition, the Company's success in the future will be dependent upon its ability to attract, retain and motivate qualified personnel, including retail store managers.

    INTELLECTUAL PROPERTY PROTECTION. The Company currently holds a number of U.S. and Canadian patents, and has various U.S. and international patent applications pending, with respect to certain aspects of the design, technology and function of its products. Notwithstanding these patents and patent applications, no assurance can be given that such rights will provide substantial protection or that others will not be able to develop products that are similar to or competitive with the Company's air beds. The Company also relies on a combination of copyright, trademark, trade secret, unfair competition and other intellectual property laws, nondisclosure agreements and other protective measures to protect its rights. Such protections, however, may not preclude competitors from developing products similar to the Company's products or otherwise competing with the Company. In addition, the laws of certain foreign countries may not protect the Company's intellectual property rights and confidential information to the same extent as the laws of the United States. Although the Company is unaware of any basis for an intellectual property infringement or invalidity claim against it, there can be no assurance that third parties, including competitors, will not assert such claims against the Company or that, if asserted, such claims will not be upheld. Intellectual property litigation, which could result in substantial cost to and diversion of effort by the Company, may be necessary to enforce patents issued to the Company, to protect trade secrets or proprietary technology owned by the Company or to defend the Company against claimed infringement of the rights of others and to determine the scope and validity of the proprietary rights of others. There can be no assurance that the Company would prevail in any such litigation or that, if it is unsuccessful, the Company would be able to obtain any necessary licenses on reasonable terms or at all. See "Business-- Intellectual Property."

    CONTROL BY DIRECTORS AND EXECUTIVE OFFICERS. The Company's directors, executive officers and their affiliates will, in the aggregate, beneficially own approximately 45.7% of the Company's outstanding Common Stock after this offering. Although the Company does not know of the existence of any agreements among such shareholders with respect to the voting of their shares, if they were to act in concert, they would be able to elect all of the Company's directors, increase the Company's authorized capital stock, dissolve, merge or sell the assets of the Company, effect other fundamental corporate transactions requiring shareholder approval, including delaying, deterring or preventing a change in control of the Company, and generally direct the affairs of the Company. See "Principal and Selling Shareholders."

    LACK OF PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE. Prior to this offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop or be sustained. The initial public offering price for the shares of Common Stock to be sold in this offering will be determined by agreement among the Company, the Selling Shareholders and the representatives of the Underwriters and may bear no relationship to the price at which the Common Stock will trade after completion of this offering. For a discussion of the factors to be considered in determining the initial public offering price, see "Underwriting."

    The stock market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of the Company's Common Stock. In addition, the market price of the Common Stock is likely to be highly volatile. Factors such as fluctuations in the Company's operating results, including sales volume growth and comparable store sales, a downturn in the retail industry, changes in stock market analysts' recommendations regarding the Company, other retail companies or the retail industry in general and general market and economic conditions may have a significant effect on the market price of the Common Stock.

    SHARES ELIGIBLE FOR FUTURE SALE. The sale of substantial amounts of the Company's Common Stock in the public market following this offering could adversely affect the market price of the Common Stock and could impair the Company's ability to raise capital in the future through the sale of its equity securities. Upon completion of the offering, the Company will have 18,122,249 shares of Common Stock outstanding, assuming no exercise of options or warrants after October 3, 1998. Of these shares, the 4,000,000 shares of Common Stock offered hereby will be freely tradable. Of the remaining shares, 13,797,022 shares are subject to lock-up agreements expiring 180 days after the date of this Prospectus. Upon expiration of these agreements, 13,747,722 shares of Common Stock will be eligible for immediate resale in the public market subject to the limitations of Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). Of such shares, approximately 5,504,333 shares will be eligible for resale in the public market pursuant to Rule 144(k) without regard to the volume and manner of sale limitations in Rule 144. Of the 460,379 shares not subject to lock-up agreements, 350,126 shares will be eligible for immediate resale in the public market pursuant to Rule 144(k) and the remainder will be eligible for resale in the public market subject to the limitations of Rule 144. The Company intends to file a registration statement on Form S-8 within 30 days after the completion of this offering to register the shares of Common Stock reserved for issuance upon the exercise of outstanding stock options. As of October 3, 1998, options to purchase approximately 122,693 shares not subject to lock-up agreements were vested and would be eligible for sale pursuant to such registration statement. In addition, certain existing shareholders and warrantholders have the right to register shares of Common Stock for sale in the public market. See "Shares Eligible for Future Sale" and "Description of Capital Stock--Registration Rights."

    ANTI-TAKEOVER CONSIDERATIONS. The Company's Articles of Incorporation (the "Articles") provide for a classified Board of Directors (the "Board") serving staggered terms of three years. The Articles also require the approval of two-thirds of the outstanding voting power of the Company entitled to vote in the event of any sale or merger of the Company. Under the Articles, the Board has the authority, without shareholder approval, to issue up to 5,000,000 shares of undesignated preferred stock (the "Undesignated Preferred Stock") and to fix the rights and preferences thereof. This authority, together with the super-majority shareholder voting requirements and the staggered Board, may have the effect of making it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of the Company, even if shareholders purchasing shares in this offering may consider such a change in control to be in their best interests. In addition, Minnesota law contains certain provisions that may have the effect of delaying, deterring or preventing a hostile takeover of the Company. See "Description of Capital Stock-- Provisions with Potential Anti-Takeover Effect."

    DILUTION. The initial public offering price per share is substantially higher than the net tangible book value per share of Common Stock. New investors purchasing Common Stock in this offering will incur immediate and substantial dilution of $12.45 in net tangible book value per share of Common Stock purchased. See "Dilution."

            CAUTIONARY LANGUAGE REGARDING FORWARD-LOOKING STATEMENTS

    The statements contained in this Prospectus that are not purely historical are forward-looking statements, including statements regarding the Company's expectations, hopes, beliefs, intentions or strategies regarding the future. Statements which use the words "expects," "will," "may," "anticipates," "believes," "intends," and "seeks" are forward-looking statements. These forward-looking statements, including statements regarding the Company's efforts to increase store level profitability and plans to open new retail stores and develop new products, are based on information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward-looking statement. It is important to note that the Company's actual results could differ materially from those in such forward-looking statements. Among the factors that could cause actual results to differ materially are the factors set forth under the heading "Risk Factors." In particular, the success of the Company will be dependent upon many factors, including (i) the level of consumer acceptance of the Company's products, (ii) the ability of the Company to create product and brand name awareness, (iii) the effectiveness and efficiency of the Company's advertising, (iv) the number and timing of new retail store openings, (v) the performance of the Company's existing and new retail stores, (vi) the ability of the Company to manage its planned rapid store expansion, (vii) the ability of the Company to successfully identify and respond to emerging trends in the mattress industry, (viii) the level of competition in the mattress industry, and (ix) general economic conditions and consumer confidence. There can be no assurance that the Company will be able to achieve its planned expansion, that new stores will be effectively integrated into the Company's existing operations, that new or existing stores will be profitable or that the Company will be able to establish and maintain profitable strategic alliances.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the 2,800,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $16.00 per share are estimated to be $40.7 million ($42.6 million if the Underwriters' over-allotment option is exercised in full), after deducting the underwriting discount and estimated offering expenses payable by the Company. The Company intends to use such net proceeds as follows: (i) approximately $15.0 million to repay long-term debt; (ii) approximately $6.5 million to fund expansion of its retail store base; (iii) approximately $4.5 million to fund the build-out, start-up and leasing of its third manufacturing and distribution facility scheduled for completion during the first half of 1999; and (iv) the remainder for general corporate purposes, including working capital and for possible acquisitions of complementary products, technologies or businesses. The Company has no current plans to undertake any acquisitions of a material nature. The Company's $15.0 million of long-term debt intended to be repaid with a portion of the net proceeds of this offering bears interest at 11% per annum and is due March 31, 2003. The $15.0 million in long-term debt is owed by the Company to General Electric Capital Corporation, a beneficial owner of approximately 7.9% of the Company's Common Stock immediately prior to this offering. The proceeds of such indebtedness were used to fund expansion of the Company's retail store base and for general corporate purposes. Pending application of the net proceeds described above, the Company intends to invest the net proceeds in short-term, interest-bearing, investment-grade securities. The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholders. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Principal and Selling Shareholders."

                                DIVIDEND POLICY

    To date, the Company has neither declared nor paid cash dividends on shares of its Common Stock. The Company currently intends to retain future earnings, if any, to fund the development and growth of its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future. The payment of any future dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the Company's future earnings, capital requirements and financial condition and general business conditions. The Company's current debt agreement contains various financial covenants, including covenants relating to net worth, which may have the effect of restricting the Company's ability to pay dividends. This agreement will terminate upon repayment of the $15.0 million outstanding thereunder from a portion of the net proceeds of this offering.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company as of October 3, 1998 (i) on an actual basis and (ii) as adjusted to give effect to the conversion of all outstanding shares of preferred stock into shares of Common Stock upon the consummation of this offering, the reclassification of certain warrants from long-term debt to common shareholders' equity upon the consummation of this offering, and the receipt and the application of the estimated net proceeds from the sale of the shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $16.00 per share. The table should be read in conjunction with the Consolidated Financial Statements of the Company and the Pro Forma Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus.

                                                                                                           OCTOBER 3, 1998
                                                                                                     ----------------------------
                                                                                                       ACTUAL     AS ADJUSTED(1)
                                                                                                     -----------  ---------------
                                                                                                            (IN THOUSANDS)
Current maturities of long-term debt...............................................................  $     1,052    $     1,052
                                                                                                     -----------        -------
                                                                                                     -----------        -------
Long-term debt, less current maturities............................................................  $    24,244    $       167
Mandatorily redeemable preferred stock.............................................................       27,612        --
                                                                                                     -----------        -------

Common shareholders' equity (deficit):
  Undesignated preferred stock, 5,000,000 shares authorized, no shares issued and outstanding
    actual, as adjusted............................................................................      --             --

  Common stock, $0.01 par value, 95,000,000 shares authorized, 2,989,885 shares issued and
    outstanding, actual; 18,122,249 shares issued and outstanding, as adjusted(2)..................           30            181
  Additional paid-in capital.......................................................................        3,328         82,345
  Accumulated deficit..............................................................................      (22,720)       (24,439)
  Notes receivable--investors......................................................................         (994)          (994)
                                                                                                     -----------        -------
      Total common shareholders' equity (deficit)..................................................      (20,356)        57,093
                                                                                                     -----------        -------
        Total capitalization.......................................................................  $    31,500    $    57,260
                                                                                                     -----------        -------
                                                                                                     -----------        -------

------------------------

(1) See Pro Forma Consolidated Financial Statements.


(2) Excludes (i) an aggregate of 3,250,307 shares of Common Stock issuable upon exercise of stock options and warrants outstanding as of October 3, 1998 at a weighted average exercise price of $7.30 per share and (ii) an aggregate of up to 225,000 shares of Common Stock issuable upon exercise of employee stock options expected to be granted in connection with this offering at an exercise price per share equal to the initial public offering price. See "Management--Stock Option and Incentive Plans" and "Description of Capital Stock--Options and Warrants."

                                    DILUTION

    As of October 3, 1998, the Company had a net tangible book value of approximately $32.2 million or $1.82 per share of Common Stock, giving effect to the conversion of all outstanding shares of preferred stock into Common Stock, the exercise of stock options and warrants to purchase 2,387,756 shares of Common Stock, which were exercisable as of October 3, 1998, and the reclassification of certain warrants from long-term debt to common shareholders' equity upon the consummation of this offering. Net tangible book value per share represents the amount of the Company's common shareholders' equity (deficit), less intangible assets, divided by the number of shares of Common Stock outstanding. After giving effect to the sale of the 2,800,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $16.00 per share and the application of the estimated net proceeds therefrom, the net tangible book value of the Company as of October 3, 1998 would have been approximately $72.8 million, or approximately $3.55 per share. This represents an immediate increase in net tangible book value of $1.73 per share to existing shareholders and an immediate dilution in net tangible book value of $12.45 per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share..............             $   16.00
  Net tangible book value per share before the offering......  $    1.82
  Increase per share attributable to new investors...........       1.73
                                                               ---------
Net tangible book value per share after the offering.........                  3.55
                                                                          ---------
Dilution per share to new investors..........................             $   12.45
                                                                          ---------
                                                                          ---------

    The following table summarizes, as of October 3, 1998, the differences between the existing shareholders and the new investors with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid (based upon an assumed initial public offering price of $16.00 per share):

                                 SHARES PURCHASED(1)        TOTAL CONSIDERATION
                              -------------------------  --------------------------  AVERAGE PRICE
                                 NUMBER       PERCENT       AMOUNT        PERCENT      PER SHARE
                              ------------  -----------  -------------  -----------  -------------
Existing shareholders(2)....    17,710,005       86.3%   $  48,570,001       52.0%     $    2.74
New investors...............     2,800,000       13.7       44,800,000       48.0          16.00
                              ------------      -----    -------------      -----         ------
  Total.....................    20,510,005      100.0%   $  93,370,001      100.0%     $    4.55
                              ------------      -----    -------------      -----         ------
                              ------------      -----    -------------      -----         ------

------------------------

(1) Sales by the Selling Shareholders in this offering will reduce the number of shares held by the existing shareholders to 16,510,005 or approximately 80.5% (16,039,107 shares or approximately 77.7% if the underwriter's over-allotment option is exercised in full) and will increase the number of shares held by new investors to 4,000,000 or approximately 19.5% (4,600,000 or approximately 22.3% if the over-allotment option is exercised in full) of the total number of shares of Common Stock outstanding after this offering. See "Principal and Selling Shareholders."

(2) Assumes the exercise of stock options and warrants to purchase 2,387,756 shares of Common Stock at a weighted average exercise price of $7.37 per share, which were exercisable as of October 3, 1998. Does not include the exercise of stock options to purchase 862,551 shares at a weighted average exercise price of $7.11 per share as of October 3, 1998. See "Management--Stock Option and Incentive Plans" and "Description of Capital Stock--Options and Warrants."

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The Consolidated Statements of Operations Data presented below for the years ended December 30, 1995, December 28, 1996 and January 3, 1998 and the nine months ended October 3, 1998 and the Consolidated Balance Sheet Data as of December 28, 1996, January 3, 1998 and October 3, 1998 are derived from the Company's consolidated financial statements included elsewhere in this Prospectus, which have been audited by KPMG Peat Marwick LLP, independent certified public accountants, and should be read in conjunction with those consolidated financial statements and notes thereto. The Consolidated Statements of Operations Data presented below for the year ended December 31, 1994 and the Consolidated Balance Sheet Data as of December 31, 1994 and December 30, 1995 are derived from audited consolidated financial statements of the Company not included herein. The Consolidated Statement of Operations Data presented below for the year ended December 31, 1993 and the Consolidated Balance Sheet Data as of December 31, 1993 are derived from the unaudited consolidated financial statements of the Company which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information set forth therein. The Consolidated Statements of Operations Data presented below for the nine months ended September 27, 1997 and the Pro Forma Consolidated Statements of Operations Data for all periods shown, are derived from the Company's unaudited consolidated financial statements included elsewhere in this Prospectus which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information set forth therein. The consolidated results of operations for the nine months ended October 3, 1998 are not necessarily indicative of the results to be expected for the entire year ending January 2, 1999 or for any future period. The information presented below under the caption "Selected Operating Data" is unaudited.

                                                                                                               NINE MONTHS
                                                                         YEAR ENDED(1)                            ENDED
                                                  -----------------------------------------------------------  -----------
                                                   DEC. 31,     DEC. 31,     DEC. 30,    DEC. 28,    JAN. 3,    SEPT. 27,
                                                     1993         1994         1995        1996       1998        1997
                                                  -----------  -----------  -----------  ---------  ---------  -----------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
  Net sales.....................................   $  14,041    $  30,472    $  68,629   $ 102,028  $ 184,430   $ 126,470
  Cost of sales.................................       5,820       11,052       28,833      38,521     66,629      44,886
                                                  -----------  -----------  -----------  ---------  ---------  -----------
    Gross margin................................       8,221       19,420       39,796      63,507    117,801      81,584
  Operating expenses:
    Sales and marketing.........................       7,391       16,331       34,164      54,814     99,218      69,476
    General and administrative..................       3,583        6,386       10,221      12,457     16,505      11,593
                                                  -----------  -----------  -----------  ---------  ---------  -----------
      Total operating expenses..................      10,974       22,717       44,385      67,271    115,723      81,069
                                                  -----------  -----------  -----------  ---------  ---------  -----------
  Operating income (loss).......................      (2,753)      (3,297)      (4,589)     (3,764)     2,078         515
  Other income (expense), net...................           1          (74)          29          79     (4,783)     (3,023)
                                                  -----------  -----------  -----------  ---------  ---------  -----------
  Income (loss) before income taxes.............      (2,752)      (3,371)      (4,560)     (3,685)    (2,705)     (2,508)
  Income tax expense............................      --           --           --          --            141          16
                                                  -----------  -----------  -----------  ---------  ---------  -----------
  Net loss......................................   $  (2,752)   $  (3,371)   $  (4,560)  $  (3,685) $  (2,846)  $  (2,524)
                                                  -----------  -----------  -----------  ---------  ---------  -----------
                                                  -----------  -----------  -----------  ---------  ---------  -----------
  Cumulative preferred dividends................      --           --           --       $    (900) $    (900)  $    (675)
  Net loss available to common shareholders.....   $  (2,752)   $  (3,371)   $  (4,560)  $  (4,585) $  (3,746)  $  (3,199)
  Net loss per share(2):
    Basic.......................................   $   (2.16)   $   (2.65)   $   (3.16)  $   (2.61) $   (1.59)  $   (1.39)
                                                  -----------  -----------  -----------  ---------  ---------  -----------
                                                  -----------  -----------  -----------  ---------  ---------  -----------
    Diluted.....................................   $   (2.16)   $   (2.65)   $   (3.16)  $   (2.61) $   (1.59)  $   (1.39)
                                                  -----------  -----------  -----------  ---------  ---------  -----------
                                                  -----------  -----------  -----------  ---------  ---------  -----------
  Weighted average common shares:
    Basic.......................................       1,272        1,274        1,444       1,753      2,353       2,309

    Diluted.....................................       1,272        1,274        1,444       1,753      2,353       2,309

  Pro forma net income(3).......................                                                    $   1,583   $     162
                                                                                                    ---------  -----------
                                                                                                    ---------  -----------
  Pro forma net income per share, diluted(3)....                                                    $    0.09   $    0.01
                                                                                                    ---------  -----------
                                                                                                    ---------  -----------
  Pro forma weighted average common shares,
    diluted(4)..................................                                                       18,365      18,890


                                                   OCT. 3,
                                                    1998
                                                  ---------

CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
  Net sales.....................................  $ 178,835
  Cost of sales.................................     62,290
                                                  ---------
    Gross margin................................    116,545
  Operating expenses:
    Sales and marketing.........................     95,231
    General and administrative..................     13,932
                                                  ---------
      Total operating expenses..................    109,163
                                                  ---------
  Operating income (loss).......................      7,382
  Other income (expense), net...................     (6,447)
                                                  ---------
  Income (loss) before income taxes.............        935
  Income tax expense............................      1,348
                                                  ---------
  Net loss......................................  $    (413)
                                                  ---------
                                                  ---------
  Cumulative preferred dividends................  $    (675)
  Net loss available to common shareholders.....  $  (1,088)
  Net loss per share(2):
    Basic.......................................  $   (0.40)
                                                  ---------
                                                  ---------
    Diluted.....................................  $   (0.40)
                                                  ---------
                                                  ---------
  Weighted average common shares:
    Basic.......................................      2,746
    Diluted.....................................      2,746
  Pro forma net income(3).......................  $   5,988
                                                  ---------
                                                  ---------
  Pro forma net income per share, diluted(3)....  $    0.30
                                                  ---------
                                                  ---------
  Pro forma weighted average common shares,
    diluted(4)..................................     19,694

                                                                                                               NINE MONTHS
                                                                         YEAR ENDED(1)                            ENDED
                                                  -----------------------------------------------------------  -----------
                                                   DEC. 31,     DEC. 31,     DEC. 30,    DEC. 28,    JAN. 3,    SEPT. 27,
                                                     1993         1994         1995        1996       1998        1997
                                                  -----------  -----------  -----------  ---------  ---------  -----------
SELECTED OPERATING DATA:
  Stores open at period-end(5)..................          19           35           68         143        200         190
  Average square footage of stores open during
    period(6)...................................         668          642          703         768        866         866
  Sales per square foot(6)......................   $     401    $     442    $     611   $     622  $     666   $     460
  Average store age (in months at period end)...           5           12           15          15         22          20
  Comparable store sales increase(7)............      --             57.6%        59.8%       26.1%      36.8%       26.7%


                                                   OCT. 3,
                                                    1998
                                                  ---------
SELECTED OPERATING DATA:
  Stores open at period-end(5)..................        244
  Average square footage of stores open during
    period(6)...................................        895
  Sales per square foot(6)......................  $     543
  Average store age (in months at period end)...         26
  Comparable store sales increase(7)............       26.9%

                                                          DEC. 31,     DEC. 31,    DEC. 30,   DEC. 28,     JAN. 3,      OCT. 3,
                                                            1993         1994        1995       1996        1998         1998
                                                         -----------  -----------  ---------  ---------  -----------  -----------
                                                                                      (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents............................   $     635    $   3,770   $   6,862  $   2,422   $  12,670     $  9,579
  Working capital......................................         260        2,614       2,734     (7,809)        757        3,606
  Total assets.........................................       5,873       14,243      23,838     29,794      57,241       63,323
  Long-term debt, less current maturities..............         109           77          40      1,162      19,511       24,244
  Mandatorily redeemable preferred stock...............      10,130       18,669      27,625     27,612      27,612       27,612
  Total common shareholders' deficit...................      (7,333)     (10,592)    (14,779)   (18,216)    (21,038)     (20,356)

------------------------------

(1) Except for the year ended January 3, 1998, which included 53 weeks, all years presented included 52 weeks.

(2) See Note 11 of Notes to Consolidated Financial Statements.

(3) Includes pro forma adjustments for (i) the elimination of non-cash interest expense associated with a put warrant, the put feature of which will terminate upon the consummation of this offering, (ii) the elimination of interest expense associated with repayment of $15.0 million of the Company's outstanding indebtedness from the proceeds of this offering, and (iii) related tax effects. See Pro Forma Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

(4) Gives effect to the conversion of all outstanding shares of preferred stock into Common Stock upon the consummation of this offering, the dilutive effect of outstanding options and warrants, and shares to be issued upon the consummation of this offering.

(5) Includes Select Comfort stores operated in leased departments within larger retail stores (one at December 28, 1996, September 27, 1997 and January 3, 1998 and four at October 3, 1998).

(6) For stores open during the entire period indicated.

(7) Stores enter the comparable store calculation in their 13th full month of operation. The number of comparable stores used to calculate such data were 13, 32, 65, 138, 107 and 182 for 1994, 1995, 1996, 1997 and the nine months ended September 27, 1997 and October 3, 1998, respectively.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH "SELECTED CONSOLIDATED FINANCIAL DATA" AND THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS AND THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) AND THE NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS. EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE DISCUSSION IN THIS PROSPECTUS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES, SUCH AS STATEMENTS OF THE COMPANY'S PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. THE CAUTIONARY STATEMENTS MADE IN THIS PROSPECTUS SHOULD BE READ AS BEING APPLICABLE TO ALL RELATED FORWARD-LOOKING STATEMENTS WHENEVER THEY APPEAR IN THIS PROSPECTUS. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED HERE. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE DISCUSSED IN "RISK FACTORS," AS WELL AS THOSE DISCUSSED ELSEWHERE HEREIN. SEE "CAUTIONARY LANGUAGE REGARDING FORWARD-LOOKING STATEMENTS."

OVERVIEW

    Select Comfort was founded in 1987 and has become the leading vertically integrated manufacturer, specialty retailer and direct marketer of innovative air beds and sleep-related products. The Company's initial focus was on its direct marketing operations which have grown in depth and sophistication and now provide critical support for the Company's retail and road show distribution channels. Since the Company's first retail stores were opened in 1992, an increasing percentage of the Company's net sales has occurred at the Company's retail stores, and retail store sales now account for a majority of the Company's net sales. In 1994, the Company established its road show distribution channel, which focuses primarily on markets where the Company does not have retail stores.

    The Company's vertically integrated operations and control over its three separate but complementary distribution channels enable it to develop and maintain direct customer relationships as well as leverage its advertising dollars. The Company's sales generation is driven by targeted print, radio and television media which generate customer inquiries that historically were pursued primarily through the Company's direct marketing operations. As the Company's retail store base has expanded, the Company believes it has been able to further leverage the direct marketing infrastructure and improve the process of converting inquiries into sales. The Company has also enhanced its marketing programs at its retail stores to focus more on increasing customer traffic, including a number of in-store activities and promotions. The Company believes that its direct marketing operations will also continue to play a significant role in building consumer awareness and product sales. The Company believes that its sales will continue to grow for the foreseeable future as the Company increases its advertising expenditures and opens additional retail stores, and as consumer awareness of the Company's products and brand name increases. The magnitude of future sales growth will depend on the ability of the Company to create greater awareness of the Company's products and brand name, the effectiveness and efficiency of the Company's advertising, the ability of the Company to generate consumer inquiries and drive consumer traffic to its retail stores, and the ability of the Company to convert customer inquiries into orders.


    The Company's retail operations included 143 stores as of December 28, 1996, 200 stores as of January 3, 1998 and 244 stores, including four leased departments within larger retail stores (three in Bed Bath & Beyond stores), at October 3, 1998. The Company plans to have approximately 264 retail stores, including 13 leased departments in Bed Bath & Beyond stores, by the end of 1998, and plans to open approximately 50 additional retail stores in 1999. In addition, the Company expects to expand its leased department concept in 1999. The Company expects that approximately 46% of the 1998 retail store openings, including leased departments, will be in new markets. As of October 3, 1998, the Company had closed four stores.


    Historically, the Company has experienced strong comparable store sales growth, reporting increases of 26.1%, 36.8% and 26.9% in 1996, 1997 and the first nine months of 1998, respectively. The Company believes this performance is due to increased awareness of the Select Comfort brand and its product benefits, the relatively young age of the Company's store base and various initiatives implemented in recent periods related to the Company's increased emphasis on the retail distribution channel. These initiatives include (i) a change in focus of advertising toward brand awareness, (ii) the evolution of the Company's retail store operations, including improvements in store design, and
(iii) the closer integration of the Company's direct marketing and retail distribution channels. Comparable store sales results in the future will be influenced by a variety of factors. See "Risk Factors--Fluctuations in Comparable Store Sales Results."

    The Company's advertising expenditures increased from $5.5 million in 1994 to $28.3 million in 1997. The Company expenses advertising costs as incurred as a component of sales and marketing expenses, although the Company believes that advertising expenditures provide significant benefits beyond the period in which they are expensed. The Company also expenses pre-opening costs associated with new retail stores as incurred. The Company's future advertising expenditures will depend on the effectiveness and efficiency of the advertising in creating awareness of the Company's products and brand name, generating consumer inquiries and driving consumer traffic to the Company's retail stores. Although advertising expenditures are expected to continue to increase in the foreseeable future, such increases are expected to be at a lower rate than historical increases.

    The Company believes its historical operating losses have been primarily the result of an aggressive retail store opening strategy, a relatively immature store base, significant marketing, advertising and research and development expenditures, and the development of a substantial corporate infrastructure to support future growth. Future increases in net sales and the achievement of long-term profitability will depend upon greater consumer awareness and acceptance of the Company's products, the opening and successful performance of new retail stores, and continued improvement in the performance of its current stores as they mature. There can be no assurance that the Company will be able to achieve or sustain its historical sales growth or profitability in the future, on a quarterly or annual basis. See "Risk Factors-- History of Operating Losses; Uncertain Profitability."

    In connection with its March 1997 $15.0 million debt financing, the Company issued a warrant that contained a put feature. This put feature requires the Company to record the warrant as long-term debt at its fair value. Furthermore, any change in the fair value of this warrant is required to be reflected as interest expense, which resulted in non-cash interest expense of $3.3 million, $1.9 million and $5.2 million during 1997 and the nine months ended September 27, 1997 and October 3, 1998, respectively. The put feature of this warrant will be eliminated upon the closing of this offering with the result that the warrant will be reclassified from long-term debt to common shareholders' equity, and there will be no further interest expense associated with the warrant. Until such time, the Company will be required to recognize any increases in the fair value of this warrant, which will be based on valuations as determined by a third party, as a non-cash interest expense and the amount of such non-cash interest expense may be substantial in the periods up to and including the period in which this offering is consummated. See "Pro Forma Consolidated Financial Statements."

    A portion of the net proceeds from this offering is intended to be used to repay the Company's March 1997 $15.0 million debt financing. As a result of this repayment, the Company will be required to write off certain deferred assets associated with such indebtedness in the period in which such repayment occurs. This charge is estimated to be approximately $1.7 million at the time of such repayment and will be recorded as an extraordinary charge.


    In November 1998, the Company agreed to reduce the conversion price of its Series E Preferred Stock from $8.82 to $8.20 per share. This reduction of the conversion price will have no impact on the net income (loss) of the Company. However, for purposes of calculating net income (loss) per share in the period in which the initial public offering is completed, net income available to common shareholders will be reduced by an amount equal to the 77,155 incremental shares issuable as a result in this change multiplied by the initial public offering price.

    At October 3, 1998, the Company had net operating loss carryforwards for federal income tax purposes of approximately $1.6 million. Future earnings will result in the elimination of the Company's net operating loss carryforwards, increasing the Company's effective tax rate.

RESULTS OF OPERATIONS

    The following table sets forth, for the periods indicated, the Company's results of operations expressed as percentages of net sales. Percentage amounts may not total due to rounding.

                                                                                    PERCENTAGE OF NET SALES
                                                                 -------------------------------------------------------------
                                                                             YEAR ENDED                  NINE MONTHS ENDED
                                                                 -----------------------------------  ------------------------
                                                                  DEC. 30,     DEC. 28,     JAN. 3,    SEPT. 27,     OCT. 3,
                                                                    1995         1996        1998        1997         1998
                                                                 -----------  -----------  ---------  -----------  -----------
Net sales......................................................       100.0%       100.0%      100.0%      100.0%      100.0%
Cost of sales..................................................        42.0         37.8        36.1        35.5        34.8
                                                                 -----------  -----------  ---------  -----------  -----------
  Gross margin.................................................        58.0         62.2        63.9        64.5        65.2
Operating expenses:
  Sales and marketing..........................................        49.8         53.7        53.8        54.9        53.3
  General and administrative...................................        14.9         12.2         8.9         9.2         7.8
                                                                 -----------  -----------  ---------  -----------  -----------
    Total operating expenses...................................        64.7         65.9        62.7        64.1        61.0
                                                                 -----------  -----------  ---------  -----------  -----------
Operating income (loss)........................................        (6.7)        (3.7)        1.1         0.4         4.1
Other income (expense), net....................................         0.0          0.1        (2.6)       (2.4)       (3.6)
                                                                 -----------  -----------  ---------  -----------  -----------
Income (loss) before income taxes..............................        (6.6)        (3.6)       (1.5)       (2.0)        0.5
Income tax expense.............................................         0.0          0.0         0.1         0.0         0.8
                                                                 -----------  -----------  ---------  -----------  -----------
Net loss.......................................................        (6.6)%       (3.6)%      (1.5)%       (2.0)%      (0.2)%
                                                                 -----------  -----------  ---------  -----------  -----------
                                                                 -----------  -----------  ---------  -----------  -----------

COMPARISON OF NINE MONTHS ENDED SEPTEMBER 27, 1997 AND OCTOBER 3, 1998

    NET SALES. Net sales increased 41.4% from $126.5 million for the first nine months of 1997 to $178.8 million for the first nine months of 1998, primarily due to an increase in unit sales. The components of the increase in net sales were (i) a $20.5 million increase associated with the opening of 54 new retail stores from September 27, 1997 through October 3, 1998, (ii) a $17.2 million increase associated with an increase of 26.9% in comparable store sales over the comparable period of the prior year, resulting primarily from the continuing maturation of stores, and (iii) a $13.6 million increase in direct marketing sales. For a significant portion of the third quarter of 1997, due to a UPS work stoppage, UPS was unable to deliver the Company's products within acceptable time periods, causing delays in deliveries to customers and requiring the Company to use alternative carriers. Also, during this period, the Company converted its manufacturing and financial operations to a new integrated information system. These factors resulted in higher than normal customer returns and canceled orders, lower order volumes and substantially increased freight charges, which the Company estimates negatively impacted its operating income by approximately $3.9 million in the second half of 1997.

    GROSS MARGIN. Gross margin increased from 64.5% for the first nine months of 1997 to 65.2% for the first nine months of 1998 primarily due to improved purchasing through volume discounts and better relationships with key suppliers and improved leverage of fixed manufacturing costs over higher unit volumes.

    SALES AND MARKETING. Sales and marketing expenses increased 37.1% from $69.5 million in the first nine months of 1997 to $95.2 million in the first nine months of 1998, and decreased slightly as a percentage of net sales from 54.9% in the first nine months of 1997 to 53.3% in the first nine months of 1998. The increase in the dollar amount of sales and marketing expenses was primarily due to the opening of 54 new retail stores from September 27, 1997 through October 3, 1998, increased advertising expenditures to support the Company's growth, and higher commissions, percentage rents and freight expense related to the higher net sales.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased 20.2% from $11.6 million in the first nine months of 1997 to $13.9 million in the first nine months of 1998, but decreased as a percentage of net sales from 9.2% in the first nine months of 1997 to 7.8% for the first nine months of 1998. The increase in the dollar amount of general and administrative expenses was primarily due to increased spending to provide infrastructure to support overall net sales growth. The decrease in general and administrative expenses as a percentage of net sales was primarily due to improved leverage of fixed costs over the increase in net sales.

    OTHER INCOME (EXPENSE), NET. Other expense increased from $3.0 million in the first nine months of 1997 to $6.4 million in the first nine months of 1998 primarily due to an increase in interest expense associated with the Company's March 1997 $15.0 million debt issuance, offset in part by the interest income associated with the proceeds thereof. Other expense in the first nine months of 1998 included $5.2 million of non-cash interest expense relating to the change in the fair value of an outstanding put warrant compared with $1.9 million in the first nine months of 1997.

COMPARISON OF YEARS ENDED DECEMBER 28, 1996 AND JANUARY 3, 1998

    NET SALES. Net sales increased 80.8% from $102.0 million in 1996 to $184.4 million in 1997 primarily due to an increase in unit sales. The components of the net sales increase were (i) a $36.6 million increase associated with the opening of 58 new retail stores in 1997, (ii) a $27.4 million increase in direct marketing sales, and (iii) a $16.1 million increase associated with an increase of 36.8% in comparable store sales over the prior year, resulting primarily from the continuing maturation of stores. For a significant portion of the third quarter of 1997, due to a UPS work stoppage, UPS was unable to deliver the Company's products within acceptable time periods, causing delays in deliveries to customers and requiring the Company to use alternative carriers. Also, during this period, the Company converted its manufacturing and financial operations to a new integrated information system. These factors resulted in higher than normal customer returns and canceled orders, lower order volumes and substantially increased freight charges, which the Company estimates negatively impacted its operating income by approximately $3.9 million in the second half of 1997.

    GROSS MARGIN. Gross margin increased from 62.2% in 1996 to 63.9% in 1997 primarily due to improved purchasing through volume discounts and better relationships with key suppliers and improved leverage of fixed manufacturing costs over higher unit volumes.

    SALES AND MARKETING. Sales and marketing expenses increased 81.0% from $54.8 million in 1996 to $99.2 million in 1997, and increased slightly as a percentage of net sales from 53.7% in 1996 to 53.8% in 1997. The increase in the dollar amount of sales and marketing expenses was primarily due to the opening of 58 new retail stores in 1997, higher commissions, percentage rents and freight expenses related to the higher level of net sales, increased advertising expenditures to support the Company's growth, and an increase in freight charges due to the UPS strike.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased 32.5% from $12.5 million in 1996 to $16.5 million in 1997, but decreased as a percentage of net sales from 12.2% in 1996 to 8.9% in 1997. The increase in the dollar amount of general and administrative expenses was primarily due to increased infrastructure to support overall net sales growth. The decrease in general and administrative expenses as a percentage of net sales was primarily due to improved leverage of fixed costs over the increase in net sales.

    OTHER INCOME (EXPENSE), NET. Other income (expense) decreased from $0.1 million of other income in 1996 to $4.8 million of other expense in 1997 primarily due to (i) the inclusion of $3.3 million of non-cash interest expense relating to the change in the fair value of an outstanding put warrant and (ii) interest expense associated with the Company's March 1997 $15.0 million debt issuance, offset in part by the interest income associated with the proceeds thereof.

COMPARISON OF YEARS ENDED DECEMBER 30, 1995 AND DECEMBER 28, 1996

    NET SALES. Net sales increased 48.7% from $68.6 million in 1995 to $102.0 million in 1996, primarily due to an increase in unit sales. The components of the net sales increase were (i) a $21.5 million increase associated with the opening of 77 new retail stores in 1996, (ii) a $6.4 million increase in direct marketing sales, and (iii) a $4.7 million increase associated with an increase of 26.1% in comparable store sales over the prior year, resulting primarily from the continuing maturation of stores.

    GROSS MARGIN. Gross margin increased from 58.0% in 1995 to 62.2% in 1996. The increase in gross margin was primarily due to improved purchasing through volume discounts and better relationships with key suppliers, the elimination of supplier problems that adversely affected the second half of 1995 (during which certain of the Company's former suppliers were unable to supply newly designed components in a timely manner) and improved leverage of fixed manufacturing costs over higher unit volumes.

    SALES AND MARKETING. Sales and marketing expenses increased 60.4% from $34.2 million in 1995 to $54.8 million in 1996, and increased as a percentage of net sales from 49.8% in 1995 to 53.7% in 1996. The increase in the percentage of net sales was primarily due to the opening of 77 new retail stores in 1996, higher commissions, percentage rents and freight charges related to the higher level of net sales and advertising expenditures to support the Company's growth. The increase as a percentage of net sales was primarily due to advertising expenditures increasing at a rate greater than the increase in net sales, and retail store net sales (which have higher sales and marketing costs as a percentage of net sales) increasing at a rate greater than overall net sales.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased 21.9% from $10.2 million in 1995 to $12.5 million in 1996, but decreased as a percentage of net sales from 14.9% in 1995 to 12.2% in 1996. The increase in the dollar amount of general and administrative expenses was primarily due to increased infrastructure to support overall net sales growth. The decrease as a percentage of net sales was primarily due to improved leverage of fixed costs over the increase in net sales.

SELECTED QUARTERLY RESULTS OF OPERATIONS

    The following table sets forth selected unaudited quarterly results of operations for the Company's 11 fiscal quarters ended October 3, 1998. The unaudited quarterly information includes all normal recurring adjustments which management considers necessary for a fair presentation of the information shown. The results of operation for any quarter will not necessarily be indicative of the results that may be achieved for a full year or any future quarter.

                                                                              QUARTER ENDED
                                        -----------------------------------------------------------------------------------------
                                         MAR. 30,     JUNE 29,     SEPT. 28,    DEC. 28,     MAR. 29,     JUNE 28,     SEPT. 27,
                                           1996         1996         1996         1996         1997         1997         1997
                                        -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales.............................   $  22,263    $  24,775    $  24,302    $  30,688    $  36,004    $  46,074    $  44,392
Cost of sales.........................       8,757        9,516        9,460       10,788       12,839       16,157       15,890
                                        -----------  -----------  -----------  -----------  -----------  -----------  -----------
  Gross margin........................      13,506       15,259       14,842       19,900       23,165       29,917       28,502
                                        -----------  -----------  -----------  -----------  -----------  -----------  -----------
Operating expenses:
  Sales and marketing.................      12,442       12,592       13,278       16,502       21,370       22,366       25,740
  General and administrative..........       3,094        3,090        2,968        3,305        3,618        4,471        3,504
                                        -----------  -----------  -----------  -----------  -----------  -----------  -----------
    Total operating expenses..........      15,536       15,682       16,246       19,807       24,988       26,837       29,244
                                        -----------  -----------  -----------  -----------  -----------  -----------  -----------
Operating income (loss)...............      (2,030)        (423)      (1,404)          93       (1,823)       3,080         (742)
Other income (expense), net...........          68          (14)          44          (19)         (70)      (1,784)      (1,169)
                                        -----------  -----------  -----------  -----------  -----------  -----------  -----------
Income (loss) before income taxes.....      (1,962)        (437)      (1,360)          74       (1,893)       1,296       (1,911)
Income tax expense....................      --           --           --           --               12       --                4
                                        -----------  -----------  -----------  -----------  -----------  -----------  -----------
Net income (loss).....................   $  (1,962)   $    (437)   $  (1,360)   $      74    $  (1,905)   $   1,296    $  (1,915)
                                        -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                        -----------  -----------  -----------  -----------  -----------  -----------  -----------
Cumulative preferred dividends........   $    (225)   $    (225)   $    (225)   $    (225)   $    (225)   $    (225)   $    (225)
Net income (loss) available to common
  shareholders........................   $  (2,187)   $    (662)   $  (1,585)   $    (151)   $  (2,130)   $   1,071    $  (2,140)
Net income (loss) per share (1):
  Basic...............................   $   (1.34)   $   (0.39)   $   (0.87)   $   (0.08)   $   (1.02)   $    0.44    $   (0.88)
                                        -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                        -----------  -----------  -----------  -----------  -----------  -----------  -----------
  Diluted.............................   $   (1.34)   $   (0.39)   $   (0.87)   $   (0.08)   $   (1.02)   $    0.07    $   (0.88)
                                        -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                        -----------  -----------  -----------  -----------  -----------  -----------  -----------
Weighted average common shares (1):
  Basic...............................       1,634        1,710        1,829        1,841        2,081        2,410        2,437
  Diluted.............................       1,634        1,710        1,829        1,841        2,081       14,333        2,437

                                                                         PERCENTAGE OF NET SALES
                                        -----------------------------------------------------------------------------------------
Net sales.............................       100.0%       100.0%       100.0%       100.0%       100.0%       100.0%       100.0%
Cost of sales.........................        39.3         38.4         38.9         35.2         35.7         35.1         35.8
                                        -----------  -----------  -----------  -----------  -----------  -----------  -----------
  Gross margin........................        60.7         61.6         61.1         64.8         64.3         64.9         64.2
                                        -----------  -----------  -----------  -----------  -----------  -----------  -----------
Operating expenses:
  Sales and marketing.................        55.9         50.8         54.6         53.8         59.4         48.5         58.0
  General and administrative..........        13.9         12.5         12.2         10.8         10.0          9.7          7.9
                                        -----------  -----------  -----------  -----------  -----------  -----------  -----------
    Total operating expenses..........        69.8         63.3         66.9         64.5         69.4         58.2         65.9
                                        -----------  -----------  -----------  -----------  -----------  -----------  -----------
Operating income (loss)...............        (9.1)        (1.7)        (5.8)         0.3         (5.1)         6.7         (1.7)
Other income (expense), net...........         0.3         (0.1)         0.2         (0.1)        (0.2)        (3.9)        (2.6)
                                        -----------  -----------  -----------  -----------  -----------  -----------  -----------
Income (loss) before income taxes.....        (8.8)        (1.8)        (5.6)         0.2         (5.3)         2.8         (4.3)
Income tax expense....................      --           --           --           --           --           --           --
                                        -----------  -----------  -----------  -----------  -----------  -----------  -----------
Net income (loss).....................        (8.8)%       (1.8 )%       (5.6 )%        0.2%       (5.3 )%        2.8%       (4.3)%
                                        -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                        -----------  -----------  -----------  -----------  -----------  -----------  -----------


                                          JAN. 3,      APR. 4,     JULY 4,    OCT. 3,
                                           1998         1998        1998       1998
                                        -----------  -----------  ---------  ---------

Net sales.............................   $  57,960    $  58,671   $  60,129  $  60,035
Cost of sales.........................      21,743       21,080      20,466     20,744
                                        -----------  -----------  ---------  ---------
  Gross margin........................      36,217       37,591      39,663     39,291
                                        -----------  -----------  ---------  ---------
Operating expenses:
  Sales and marketing.................      29,742       32,260      31,695     31,276
  General and administrative..........       4,912        4,294       4,302      5,336
                                        -----------  -----------  ---------  ---------
    Total operating expenses..........      34,654       36,554      35,997     36,612
                                        -----------  -----------  ---------  ---------
Operating income (loss)...............       1,563        1,037       3,666      2,679
Other income (expense), net...........      (1,760)      (1,305)     (1,050)    (4,092)
                                        -----------  -----------  ---------  ---------
Income (loss) before income taxes.....        (197)        (268)      2,616     (1,413)
Income tax expense....................         125          150         706        492
                                        -----------  -----------  ---------  ---------
Net income (loss).....................   $    (322)   $    (418)  $   1,910  $  (1,905)
                                        -----------  -----------  ---------  ---------
                                        -----------  -----------  ---------  ---------
Cumulative preferred dividends........   $    (225)   $    (225)  $    (225) $    (225)
Net income (loss) available to common
  shareholders........................   $    (547)   $    (643)  $   1,685  $  (2,130)
Net income (loss) per share (1):
  Basic...............................   $   (0.22)   $   (0.26)  $    0.60  $   (0.72)
                                        -----------  -----------  ---------  ---------
                                        -----------  -----------  ---------  ---------
  Diluted.............................   $   (0.22)   $   (0.26)  $    0.11  $   (0.72)
                                        -----------  -----------  ---------  ---------
                                        -----------  -----------  ---------  ---------
Weighted average common shares (1):
  Basic...............................       2,475        2,478       2,820      2,938
  Diluted.............................       2,475        2,478      15,088      2,938

Net sales.............................       100.0%       100.0%      100.0%     100.0%
Cost of sales.........................        37.5         35.9        34.0       34.6
                                        -----------  -----------  ---------  ---------
  Gross margin........................        62.5         64.1        66.0       65.4
                                        -----------  -----------  ---------  ---------
Operating expenses:
  Sales and marketing.................        51.3         55.0        52.7       52.1
  General and administrative..........         8.5          7.3         7.2        8.9
                                        -----------  -----------  ---------  ---------
    Total operating expenses..........        59.8         62.3        59.9       61.0
                                        -----------  -----------  ---------  ---------
Operating income (loss)...............         2.7          1.8         6.1        4.5
Other income (expense), net...........        (3.0)        (2.2)       (1.7)      (6.8)
                                        -----------  -----------  ---------  ---------
Income (loss) before income taxes.....        (0.3)        (0.5)        4.4       (2.4)
Income tax expense....................         0.2          0.3         1.2        0.8
                                        -----------  -----------  ---------  ---------
Net income (loss).....................        (0.6 )%       (0.7 )%       3.2%      (3.2)%
                                        -----------  -----------  ---------  ---------
                                        -----------  -----------  ---------  ---------

----------------------------------

(1) Shares of preferred stock are excluded from the calculation of net income
    (loss) per share for all periods for which the Company reported a net loss. Upon the consummation of this offering, all shares of preferred stock will be converted to shares of Common Stock and included in weighted average shares outstanding for purposes of computing net income (loss) per share.

    The Company's quarterly operating results may fluctuate significantly as a result of a variety of factors, including increases or decreases in comparable store sales, the timing, amount and effectiveness of advertising expenditures, any changes in return rates, the timing of new store openings and related expenses, competitive factors, net sales contributed by new stores, any disruptions in third party delivery services and general economic conditions and consumer confidence. The Company's business is also subject to some seasonal influences, with heavier concentrations of sales during the fourth quarter holiday season due to higher mall traffic. During the third quarter of 1997, the UPS work stoppage resulted in delayed delivery of the Company's products, requiring that the Company use alternative carriers. Additionally, during that period, the Company converted its manufacturing and financial operations to a new integrated information system, which further contributed to delays in fulfilling customer orders. These factors resulted in higher than normal customer returns, canceled orders and substantially increased freight charges, which had a material adverse effect on the Company's operating results in the second half of 1997.

    A substantial portion of the Company's operating expenses is related to sales and marketing expenses, including costs associated with opening new stores and advertising and marketing expenditures. The level of such spending cannot be adjusted quickly and is based, in significant part, on the Company's expectations of future customer inquiries and net sales. Furthermore, the Company has often realized a substantial portion of its net sales in the last month of a quarter, with such net sales frequently concentrated in the last weeks or days of a quarter, due in part to its promotional schedule. If there is a shortfall in expected net sales or in the conversion rate of customer inquiries, the Company may be unable to adjust its spending in a timely manner and the Company's business, financial condition and operating results may be materially adversely affected. The Company's results of operations for any quarter are not necessarily indicative of the results that may be achieved for a full year or any future quarter.

    The Company expects to incur certain charges in the period in which this offering is consummated in connection with an outstanding put warrant and with the repayment of certain indebtedness with a portion of the net proceeds of this offering.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's primary source of liquidity has been the sale of equity securities and a $15.0 million senior subordinated debt financing transaction completed in March 1997. Primary uses of cash have been for the development and manufacturing of the Company's air bed product line, sales and marketing expenses, costs associated with the opening of new retail stores and manufacturing facilities and other required infrastructure and general corporate purposes, including working capital. The Company had working capital of approximately $3.6 million at October 3, 1998.

    Net cash used in operating activities for 1995 was approximately $404,000 and consisted primarily of a net loss adjusted for non-cash expenses and increases in inventories and accounts receivable, partially offset by increases in accounts payable and accruals. Net cash provided by operating activities in 1996 was approximately $3.1 million and consisted primarily of increases in accounts payable and accruals, partially offset by a net loss adjusted for non-cash expenses and increases in inventories, accounts receivable and prepaid expenses. Net cash provided by operating activities in 1997 was approximately $7.3 million and consisted primarily of increases in accounts payable, accruals and net loss adjusted for non-cash expenses, partially offset by increases in accounts receivable, inventories and prepaid expenses. Net cash provided by operating activities in the first nine months of 1997 was approximately $5.5 million and consisted primarily of increases in accounts payable, accruals and net loss adjusted for non-cash expenses, partially offset by increases in inventories and prepaid expenses. Net cash provided by operating activities in the first nine months of 1998 was approximately $2.6 million and consisted primarily of net loss adjusted for non-cash expenses partially offset by increases in accounts receivable and inventories.

    Beginning in May 1997, the Company began offering an unsecured revolving credit arrangement to finance purchases through a third party bank. Amounts owed to the bank by the Company's customers aggregated $65.8 million at October 3, 1998. The bank's current commitment extends to a maximum of $75.0 million of receivables outstanding. The Company expects to increase the amount of this commitment before the end of 1998. In connection with all purchases financed under these arrangements, the bank pays the Company an amount equal to the total amount of purchases net of promotional related discounts and less amounts retained for returned products and limited recourse on bad debts. Pursuant to its agreement with the Company, the bank had retained $1.9 million, $3.9 million and $10.1 million as of September 27, 1997, January 3, 1998 and October 3, 1998, respectively.

    Net cash used in investing activities was approximately $5.6 million, $10.1 million, $10.7 million, $9.0 million and $6.7 million in the years 1995, 1996, 1997 and the first nine months of 1997 and the first nine months of 1998, respectively. Investing activities consisted of purchases of property and equipment for new retail stores in all periods as well as for a new manufacturing and distribution facility and the conversion to a new information system in 1997.

    Net cash provided by financing activities for 1995 was approximately $9.1 million and consisted primarily of proceeds from a preferred stock issuance. Net cash provided by financing activities for 1996, 1997 and the first nine months of 1997 was approximately $2.6 million, $13.6 million and $13.8 million, respectively, and consisted primarily of proceeds from debt issuances, partially offset by debt repayments. Net cash provided by financing activities for the first nine months of 1998 was approximately $931,000 and consisted primarily of proceeds from a Common Stock issuance, partially offset by debt repayments.


    At October 3, 1998, the Company had 244 retail stores (including four leased departments). The Company plans to have approximately 264 retail stores, including 13 leased departments in Bed Bath & Beyond stores, by the end of 1998, and plans to open approximately 50 retail stores in 1999. In addition, the Company expects to expand its leased department concept within larger retail stores in 1999. Management expects that new stores will be leased on terms generally comparable to those of existing store leases. In addition, the Company plans to open a third manufacturing and distribution facility in Salt Lake City during the first half of 1999. The Company anticipates that capital expenditures in 1998 and 1999 will be approximately $8.2 million and $15.0 million, respectively, based on currently planned store openings, the planned new manufacturing and distribution facility and the central office facilities and systems necessary to support such additional stores.


    The Company believes cash generated from operations will be sufficient to satisfy its anticipated working capital needs and that capital expenditure requirements through at least the end of 1999 will be funded primarily by proceeds from the offering. The Company believes cash generated from operations and proceeds from the offering remaining at the end of 1999 will be used to meet long-term liquidity needs, although additional financing may be required.

IMPACT OF YEAR 2000


    STATE OF READINESS. Beginning in early 1996, the Company included certain Year 2000 initiatives and remediation plans in its broader information systems strategic plan. In early 1998, the Company retained an independent consultant to assess the adequacy of the Company's Year 2000 initiatives and remediation plans. All of the Company's essential information technology ("IT") systems have been inventoried and remediation plans for any Year 2000 issues have been implemented. The Company's remediation plans included the development of Year 2000 compliant applications for the Company's order entry, customer service and point of sale systems in Fall 1996. In the third quarter of 1997, the Company purchased and implemented an enterprise information system used in manufacturing operations, material planning, inventory management, order processing, financial management and human resources applications, which system will be upgraded to be Year 2000 compliant in the first half of 1999. The Company purchased Year 2000 compliant upgrades to the Company's payroll application in 1997 and the Company's telephone system in 1998. The Company has purchased Year 2000 compliant upgrades for its software applications for customer inquiries and for processing and tracking warranty claims and returns. The Company anticipates these upgrades will be completed in the first half of 1999. With the implementation of these applications and upgrades, the Company expects that all of its core applications and IT systems will be Year 2000 compliant by the end of the second quarter of 1999.

    In August 1998, the Company formed a Year 2000 project team ("Year 2000 Project Team") to identify and address Year 2000 compliance matters, including the Company's significant non-IT systems which are comprised of the embedded technology used in the Company's buildings, plant, equipment and other infrastructure. The Year 2000 Project Team is currently in the process of inventorying all material Year 2000 issues in the Company's non-IT systems. Based on a general assessment of the Company's significant non-IT systems performed prior to the formation of the Year 2000 Project Team, the Company expects that remedial action for all of its non-IT systems will be completed by the end of the second quarter of 1999.

    During the first quarter of 1998, the Company initiated discussions with its significant suppliers regarding their plans to remediate Year 2000 issues. The Company sent each of its significant suppliers a questionnaire inquiring as to the magnitude of their Year 2000 issues and the status of their readiness. The Company has received assurances from a majority of its suppliers that such third parties will become Year 2000 compliant in a timely manner. The Company has not received responses from all of the third parties with whom it does business. In addition to the questionnaires, the Company has established a supplier certification program under which the Company's suppliers must meet rigorous standards relating to quality, service, the ability to deliver materials on a timely basis and Year 2000 compliance. To date, nine of the Company's key suppliers were certified and other authorized suppliers are in the process of seeking certification. All of the Company's key suppliers, including the Company's Eastern European supplier of air chambers, have notified the Company that they are or will be Year 2000 compliant during 1999.

    In addition to suppliers, the Company also relies upon governmental agencies, utility companies, telecommunication service companies and other service providers outside of the Company's control. There can be no assurance that such governmental agencies or other third parties will not suffer a Year 2000 business disruption that could have a material adverse effect on the Company's business, financial condition and operating results.

    COSTS TO ADDRESS THE YEAR 2000 ISSUE. The Company estimates it has incurred, through October 3, 1998, approximately $165,000 to address Year 2000 issues. The Company estimates that by mid-1999 it will incur an additional $100,000 to complete its remediation plans required for its IT systems, which includes systems software costs and consulting fees. The Company does not have an estimate on Year 2000 remediation costs that may be required for its non-IT systems, but the Company believes that such costs will not have a material adverse effect on the Company's business, financial condition and operating results.

    RISKS PRESENTED BY THE YEAR 2000 ISSUE. As the process of inventorying non-IT systems proceeds, the Company may identify systems that present a Year 2000 risk. In addition, if any third parties who provide goods or services essential to the Company's business activities fail to appropriately address their Year 2000 issues, such failure could have a material adverse effect on the Company's business, financial condition and operating results. For example, a Year 2000 related disruption on the part of the financial institutions which process the Company's credit card sales would have a material adverse effect on the Company's business, financial condition and operating results.

    CONTINGENCY PLANS. The Company's Year 2000 Project Team's initiatives include the development of contingency plans in the event the Company has not completed all of its remediation plans in a timely manner. In addition, the Year 2000 Project Team is in the process of developing contingency plans in the event that any third parties who provide goods or services essential to the Company's business fail to appropriately address their Year 2000 issues. The Year 2000 Project Team expects to conclude the development of these contingency plans by the end of the second quarter of 1999.

                                    BUSINESS

OVERVIEW

    Select Comfort, "The Air Bed Company," is the leading vertically integrated manufacturer, specialty retailer and direct marketer of premium quality, premium priced, innovative air beds and sleep-related products. Select Comfort believes it is revolutionizing the mattress industry by offering a differentiated product through a variety of service-oriented distribution channels. Select Comfort's products have been clinically proven to address broad-based consumer sleep problems through the Company's proprietary air bed technology and the ability to customize the firmness on each side of the mattress at the touch of a button. Extensive testing has confirmed that Select Comfort's proprietary technology allows its air beds to provide greater comfort and support by more naturally contouring to the body, thereby providing better spinal alignment, reduced pressure points, greater relief of lower back pain, greater overall comfort and better quality sleep in comparison with traditional mattress products. The Company's air beds are marketed exclusively under the Select Comfort brand. The Company seeks to build awareness of its air beds and brand as being synonymous with a better night's sleep.


    Unlike traditional mattress manufacturers, the Company sells its products directly to consumers through three complementary, service-oriented distribution channels, including Company-operated retail stores and leased departments within larger retail stores, direct marketing operations and road show events. Each of these channels is operated by knowledgeable Company employees trained in the latest innovations in sleep technology and the benefits and features of the Select Comfort product line. The Company's retail operations included 244 stores in 43 states, including four leased departments (three in Bed Bath & Beyond stores), at October 3, 1998. The Company plans to have approximately 264 retail stores, including 13 leased departments in Bed Bath & Beyond stores, by the end of 1998, and plans to open approximately 50 retail stores in 1999. In addition, the Company expects to expand its leased department concept in 1999. The Company's direct marketing operations include approximately 90 sales professionals responsible for servicing customer inquiries and making outbound calls. Road show events are held in selected markets where the Company has high inquiry levels but does not have a retail presence, as well as at home shows and consumer product shows, state fairs and similar events. The Company advertises through targeted print, radio and television media which generate customer inquiries that are converted into sales through each of the Company's three distribution channels. The Company's net sales have grown from $14.0 million in 1993 to $184.4 million in 1997, and its comparable store sales have increased 26.1%, 36.8% and 26.9% for 1996, 1997 and the nine months ended October 3, 1998, respectively.


INDUSTRY BACKGROUND

    The U.S. mattress market is large and dominated by four large manufacturers primarily focused on traditional innerspring mattresses. According to the International Sleep Products Association ("ISPA"), 35.3 million mattress and foundation units were sold in the U.S. in 1997, generating approximately $3.6 billion in wholesale sales, which the Company believes represented approximately $6.7 billion in retail sales. ISPA estimates that innerspring mattresses accounted for approximately 90% of total U.S. mattress sales in 1997 and, according to FURNITURE/TODAY, the four largest manufacturers (Sealy, Serta, Simmons and Spring Air) accounted for nearly 62% of wholesale dollar sales. The balance of the mattress market is served by over 700 manufacturers, primarily operating on a regional basis. The traditional mattress distribution channels and the estimated market shares in 1997, according to FURNITURE/TODAY, were furniture stores (42%), specialty bedding stores (24%), department stores (11%), national chains (8%), wholesale clubs (6%) and others, including telephone and electronic shopping channels (9%). Between 1993 and 1997, specialty bedding stores increased their share of the market from 19% to 24%.

    The Company believes there is increasing demand for products designed to provide better quality sleep and promote overall wellness and that the traditional mattress industry has not been responsive to these consumer preferences. The National Sleep Foundation estimates that approximately 50% of U.S. consumers have suffered from sleep deprivation or poor quality sleep from a variety of causes, including physical causes such as spinal misalignment, pressure points or lower back pain. In addition, independent researchers have reported that approximately 80% of all adults will experience lower back pain at some point in their lives, with most of these cases associated with spinal misalignment and aging. The Company believes that the sleep surface is an important factor in sleep quality, and clinical research verifies that an improved sleep surface can contribute to better quality sleep and greater relief of lower back pain.

    The Company believes that the market for mattresses and related accessories has been changing as consumers are purchasing larger, higher quality and more expensive mattresses, as well as more innovative and higher quality accessories. Factors influencing this trend are the increasing awareness among consumers of the importance of sleep as a component of health and the aging and increasing affluence of the baby boom generation. The Company believes that consumers are increasingly health conscious and motivated to purchase higher quality products for the home.

THE SELECT COMFORT SOLUTION

    Select Comfort believes it is revolutionizing the mattress industry by offering a clinically proven, differentiated product through a variety of service-oriented distribution channels. The Company's products address broad-based consumer sleep problems, resulting in a better night's sleep. The Company's proprietary technology allows its air beds to more naturally contour to the body, thereby generally providing better spinal alignment, reduced pressure points, greater relief of lower back pain, greater overall comfort and better quality sleep in comparison with traditional mattress products. A firmness control system allows customers to independently customize the firmness on each side of the Select Comfort air bed to their optimal level of comfort and support. Unlike traditional mattress manufacturers, the Company sells its products directly to consumers through three complementary distribution channels. These channels allow the Company to interact directly with consumers to enhance customer satisfaction and build brand loyalty. These channels also provide consumers with greater accessibility and convenience in purchasing Select Comfort products.

    Select Comfort has commissioned a number of independent clinical studies which indicate that Select Comfort air beds provide consumers with substantial benefits over traditional innerspring mattresses. A recent commissioned study conducted at the Stanford University Sleep Research Center indicated that participants using Select Comfort air beds fell asleep faster, experienced fewer brainwave sleep disturbances and spent less time in the lighter sleep stages and a greater percentage of overall sleep in deeper stages of sleep, including rapid eye movement (REM) sleep, in comparison to alternative mattress products. Another commissioned study conducted at the University of Memphis confirmed that spinal misalignments were generally lower on Select Comfort air beds in comparison with both a leading innerspring mattress and a leading waterbed. The Company has also performed extensive testing which confirms that Select Comfort air beds reduce pressure points in comparison with innerspring mattresses and waterbeds. Three additional commissioned studies on the relationship between lower back pain, sleep quality and the sleep surface have found, on average, that 95% of lower back pain sufferers reported reduced pain, 88% experienced improved sleep quality and 80% experienced increased physical functioning when sleeping on a Select Comfort air bed in comparison with an innerspring mattress. These findings support the Company's market research and customer testimonials which indicate that sleeping on a Select Comfort air bed results in a significant reduction in medical visits and fewer days of work lost due to back pain.

    The Company has been granted 16 U.S. patents, has applications pending for seven U.S. patents and maintains an active research and development department. Select Comfort plans to continue its research of sleep technology, testing of the consumer benefits from sleeping on its air beds and development of new products and product improvements designed to provide a better night's sleep.

BUSINESS AND GROWTH STRATEGY

    The Company is the leading vertically integrated manufacturer, specialty retailer and direct marketer of innovative air beds and sleep-related products. Select Comfort intends to leverage its position by increasing awareness of air bed technology and further establishing the Select Comfort brand to be synonymous with a better night's sleep, premium quality products and superior customer service. Key elements of the Company's business strategy are set forth below.

    PROVIDE A SUPERIOR PRODUCT. Select Comfort's products differ from traditional mattresses by addressing broad-based consumer sleep problems through the greater comfort and support of sleeping on air and through the ability to customize the firmness on each side of the mattress at the touch of a button. Extensive testing has confirmed that Select Comfort air beds generally provide better spinal alignment, reduced pressure points, greater relief of lower back pain, greater overall comfort and better quality sleep in comparison with traditional mattress products. The Company is committed to the continuing development of new products to enhance the sleep experience and has recently introduced the Imperial Series at the top of the product line, quieter firmness control systems, remote control gauges with digital settings, finer fabrics and covers, new generations of foams and foundation systems and enhanced border walls.

    EDUCATE CONSUMERS AND PROVIDE SUPERIOR CUSTOMER SERVICE. Traditionally, the mattress industry has relied heavily on promotional pricing and has not been characterized by high levels of customer service. Since consumer education and customer service are critical to convey the features and benefits of Select Comfort's innovative air beds and to achieve high levels of customer acceptance and satisfaction, the Company seeks to provide a more friendly and informative sales environment. In order to ensure superior customer satisfaction, retail, direct marketing and road show sales professionals receive extensive training in sleep technology and the Company's proprietary technology and products, including features and benefits, assembly and service procedures and policies. The Company also maintains a customer service department of approximately 50 employees who receive similar training. As part of its continuous efforts to maximize convenience for consumers, the Company offers a 90 Night Trial, and has recently begun testing in-home assembly services in selected markets.

    INCREASE PRODUCT AWARENESS AND BRAND RECOGNITION. The Company believes that the single most important factor in increasing sales is increasing consumer awareness of the features and benefits of Select Comfort air beds. The Company's highest brand awareness and market share is in Minneapolis, where it has its largest advertising budget and largest number of retail stores. The Company plans to increase product awareness and brand recognition nationwide through continued investment in advertising and expansion of its retail store base. The Company plans to expand its retail store base in both existing and new markets, and through a combination of mall-based locations, leased departments and, to a lesser extent, alternative locations such as strip shopping centers.

    LEVERAGE COMPLEMENTARY DISTRIBUTION CHANNELS. The Company distributes directly to customers through Company-operated retail stores, direct marketing operations and road show events. The Company's control over its three complementary distribution channels provides significant competitive advantages, including the ability to (i) leverage the Select Comfort brand name to generate inquiries and convert inquiries to sales, (ii) interact directly with consumers to enhance customer satisfaction and build brand loyalty, (iii) train sales professionals regarding the Company's products and to provide superior customer service, (iv) utilize data from its direct marketing operations to support retail and road show site selection, new store openings and road show events, and (v) leverage advertising and marketing programs across multiple markets and distribution channels. In addition, the Company's complementary distribution channels provide customers with greater accessibility and convenience in the purchase of its products.

    CAPITALIZE ON VERTICALLY INTEGRATED OPERATIONS. The Company maintains control over all phases of its business, including the design, manufacturing, marketing, distribution and service of its air beds. This allows the Company to maintain rigorous product quality standards, establish coordinated and integrated sales and marketing efforts, carefully manage the presentation and pricing of its products and focus on customer satisfaction and service. As a result of its direct relationships with consumers, the Company is better positioned to understand and respond to consumer needs and market trends.

    PURSUE ADDITIONAL GROWTH OPPORTUNITIES. The Company has begun testing the offering of in-home assembly services in selected markets through regional and national providers in order to increase overall sales and enhance customer satisfaction by providing greater convenience to the customer. The Company also plans to introduce product enhancements and new products such as sofabeds, adjustable frames, space saver foundations with storage compartments and sound vibration mattresses providing relaxation and therapeutic effects. The Company is also exploring opportunities to market the Company's products through health care providers, including chiropractors and health maintenance organizations.

PRODUCTS

    Select Comfort provides a line of high quality air beds, foundations and sleep accessories. The current line of products represents over 10 years of research and development by the Company designed to revolutionize the way people sleep.

    AIR BEDS

    Select Comfort air beds have been engineered to more naturally contour to the body, thereby generally providing better spinal alignment, reduced pressure points, greater relief of lower back pain, greater overall comfort and better quality sleep in comparison with traditional mattress products. Every Select Comfort air bed has a patented air chamber as its functioning core and comes with a firmness control system ("FCS") that allows the customer to easily and instantly customize the firmness of the mattress at the touch of a button. All of the Company's air beds, except twin size mattresses, are available with independent air chambers for each side of the mattress, allowing customized firmness for each sleep partner. The Company's Imperial and Ultra Series of air beds feature a wireless remote control with a digital display of the user's "Sleep Number," which reflects the level of firmness and allows the customer to more easily adjust and readjust the firmness level to the customer's ideal Sleep Number based on personal preference.

    Select Comfort air beds feature either a traditional cover or a pillowtop style cover that provides extra cushioning. The covers are constructed with sanitized and hypoallergenic Damask ticking made from blends of polyester/polypropylene or cotton/rayon, or from 100% rayon. Select Comfort air beds are manufactured in a broad array of sizes and styles, including all standard bed sizes and a waterbed replacement size that fits into a customer's existing waterbed frame. The Company restaged its product line in the spring of 1998 to include new cover designs as well as the addition of a new zoned foam in its pillowtop models. This restaging also included a newly redesigned, "whisper quiet" FCS for the Imperial and Ultra Series and all new marketing materials.

    The Company's air beds can be assembled by customers in a simple process requiring no tools and can be moved more easily than a traditional mattress and box spring. Furthermore, because air is the primary support material of the mattress, Select Comfort air beds do not lose their shape or support over time like a traditional mattress and box spring. Each air bed is accompanied with instructional product brochures and easy to follow assembly instructions, is certified by Underwriter's Laboratories and is backed by a 20-year limited warranty and Select Comfort's 90 Night Trial and Better Night's Sleep Guarantee. The following paragraphs describe the Select Comfort air bed product line.

    CLASSIC SERIES. The Classic Series is the Company's entry level product that is competitively priced with a broad array of mattress alternatives. The Classic Series targets consumers seeking better support and comfort at the most affordable price. The FCS for the Classic Series is equipped with two individual, wired hand controls to instantly customize firmness. The Classic Series mattress is 7 1/2 inches thick and features a traditional cover.

    ELITE SERIES. In comparison with the Classic Series, the Elite Series features a quieter and more technologically advanced FCS with two individual, ergonomically designed, wired hand controls for instant firmness adjustment. The Elite Series mattress is 9 1/2 inches thick in the pillowtop model and features more padding for greater comfort and foam sidewalls for greater stability. The Elite Series is also available with a traditional cover.

    ULTRA SERIES. The Ultra Series is the Company's most popular air bed, featuring a new "whisper quiet" FCS with a single wireless, ergonomically designed, hand control with a lighted digital display of each user's Sleep Number for precisely customized firmness. This lighted digital display feature allows the user to more easily adjust and readjust the firmness level to the user's ideal Sleep Number based on personal preference. The Ultra Series mattress is 11 1/2 inches thick in the pillowtop model that features a Belgian Damask cover. The Ultra Series is also available with a traditional cover.

    IMPERIAL SERIES. The Imperial Series is the Company's new premium air bed, incorporating the Company's most advanced technology. The Imperial Series mattress is 13 1/2 inches thick and has a unique multi-layer foam system for the utmost in comfort and support. Available in pillowtop style only, the cover features an ornate Belgian Damask ticking with a 1930s vintage antique pattern and is filled with a blend of highly resilient fibrefill and cashmere. Like the Ultra Series, the Imperial comes with the new "whisper quiet" FCS with a single wireless, ergonomically designed, hand control with a lighted digital display of each user's Sleep Number.

    The current retail prices for the Company's air beds (excluding foundations) are as follows:

                                                                    FULL/
                                                        TWIN       DOUBLE       QUEEN      KING
                                                      ---------  -----------  ---------  ---------
CLASSIC SERIES
  Traditional.......................................  $     299   $     459   $     549  $     749
ELITE SERIES
  Pillowtop.........................................  $     599   $     849   $     949  $   1,199
  Traditional.......................................  $     449   $     699   $     799  $   1,049
ULTRA SERIES
  Pillowtop.........................................  $     899   $   1,149   $   1,249  $   1,499
  Traditional.......................................  $     749   $     999   $   1,099  $   1,349
IMPERIAL SERIES
  Pillowtop.........................................  $   1,799         N/A   $   2,249  $   2,599

    FOUNDATIONS

    Select Comfort also offers matching foundations that enhance the performance of its mattresses. A substantial majority of the Company's customers purchase sets, which include a mattress and foundation. The Company's foundations are assembled by the customer or by an assembly service provider from rigid plastic components and provide solid, uniform support beneath the mattress to ensure that the air bed provides the intended support. Due to their rigid plastic component structure, Select Comfort foundations, unlike traditional box springs, do not lose their shape or support over time and are stronger, lighter and more easily moved. The foundations for the Imperial, Ultra and Elite Series also feature a padded top for enhanced comfort. Retail prices for foundations currently range from $199 to $399.

    ACCESSORY PRODUCTS

    Select Comfort also offers a line of accessory products, including high quality mattress pads with zoned heating and specialty pillows, all of which are hypoallergenic and designed to provide comfort and better quality sleep. The Company's specialty pillows include a neck pillow designed to provide neck support and comfort, a silent sleeper contoured pillow designed to reduce snoring, a memory foam pillow that molds to the shape of the head and neck, a natural down pillow for superior comfort and a side sleeper pillow. All of these specialty products are manufactured by third parties and marketed under the Select Comfort brand name. The Company also sells a line of bed frames manufactured by a third party.

SALES GENERATION

    Select Comfort's vertically integrated operations and control over its three separate but complementary distribution channels enable it to develop and maintain direct customer relationships, as well as leverage its advertising dollars. The Company's sales generation is driven by targeted print, radio and television media which generate customer inquiries that historically were pursued primarily through the Company's direct marketing operations. As the Company's retail store base has expanded, the Company believes it has been able to further leverage its direct marketing infrastructure and improve the process of converting customer inquiries into sales. The Company is continually assessing opportunities to further coordinate and leverage its three distribution channels to direct potential customers to the channel which best suits their needs and to increase conversion ratios.

    RETAIL STORES


    Since the Company's first retail stores were opened in 1992, an increasing percentage of the Company's net sales has occurred at the Company's retail stores, and retail store sales now account for a majority of the Company's net sales. At October 3, 1998, the Company had 244 stores in 43 states, including four leased departments (three in Bed Bath & Beyond stores). The Company plans to have approximately 264 retail stores, including 13 leased departments in Bed Bath & Beyond stores, by the end of 1998, and plans to open approximately 50 retail stores in 1999. The Company and Bed Bath & Beyond have agreed upon sites for the 10 additional leased departments to be opened in 1998. The Company expects to expand its leased department concept in 1999, with the magnitude of the expansion depending on the performance of the leased departments opened in 1998. The expansion of the leased department concept may involve additional Bed Bath & Beyond locations or locations within other retailers. The Company does not currently have any commitment from Bed Bath & Beyond or any other retailer regarding the opening of any leased departments in 1999.



                     SELECT COMFORT RETAIL STORE LOCATIONS
                            (AS OF OCTOBER 3, 1998)


               [Map of United States Showing Retail Store Locations]

    STORE ENVIRONMENT. Select Comfort seeks to offer a unique and innovative store environment that attracts consumers, showcases the Company's products and encourages trial of its air beds. The Company's retail store design is intended to convey a sense of innovation, sophistication and quality that reinforces the Company's brand image and reputation as sleep experts. The Company's current store design consists of graphically intriguing "dream walls" against a backdrop of clouds designed to invite consumers to try the Company's innovative products. The Company's retail stores are principally showrooms, averaging approximately 900 square feet, with several display models from the Company's line of air beds and a full display of the Company's branded accessories. The retail stores typically maintain an inventory of accessory products, but little or no inventory of air beds. The Company's leased departments, at approximately 240 square feet, are significantly smaller than its retail stores.

    The Company's sales professionals play an important role in creating an inviting and informative retail environment. These professionals receive extensive training regarding the features and benefits of the Company's proprietary technology and products as well as on the overall importance of sleep quality. This enables them to more effectively introduce consumers to the Company's innovative air beds, emphasize the features and benefits that distinguish Select Comfort air beds from traditional mattresses, determine the consumers' needs, encourage consumers to experience the comfort and support of the air beds and answer questions regarding the Company's products.

    SITE SELECTION. The Company intends to continue to open retail stores in both existing markets and new markets. New geographic markets that the Company expects to enter in 1999 include Providence, Rhode Island, Burlington, Vermont, Montgomery, Alabama, Savannah, Georgia, Augusta, Georgia and Sarasota, Florida. In selecting new store sites, Select Comfort generally seeks high-traffic mall locations of approximately 800 to 1,200 square feet within regional malls in major metropolitan areas. The Company conducts extensive analyses of potential store sites and bases its selection on a number of factors, including the location within the mall, demographics of the trade area, the specifications of the mall (including size, age, sales per square foot and the location of the nearest competitive mall), the perceived strength of the mall's anchor stores, the performance of other specialty retail tenants in the mall and the number of direct marketing inquiries received from the area surrounding the mall. Clustering of retail stores within a metropolitan retail market is also a key consideration in order to leverage the Company's advertising.

    The Company is also evaluating alternative locations for its retail stores, such as strip shopping centers. The Company currently has two retail stores in a strip shopping center and is evaluating the economics of such locations. If such locations prove to be viable, future strip shopping center locations will be selected on the basis of demographics in the market, the perceived quality of the location within the market, the number of direct marketing inquiries received from the area and the extent to which such a location would contribute to the clustering of the Company's retail stores within an advertising market. The Company expects that the retail stores in which its additional leased departments will be opened will be in a variety of locations, including malls and strip shopping centers.

    NEW STORE ECONOMICS. The Company's 142 stores that were open for all of 1997 generated average net sales of approximately $576,000 and average net sales per square foot of approximately $666 during 1997. The Company's newer stores typically generate lower sales volumes than its more mature stores, although the average first year sales of each new class of stores by year of opening has increased each year since 1992. The Company's average cost for leasehold improvements, furniture and fixtures for stores opened in 1997 was approximately $101,000 per store. The Company's retail stores have an average payback period of approximately two years. Pre-opening costs are expensed as incurred and average under $10,000 per store. Working capital requirements are not significant since the Company typically maintains relatively little inventory at the retail stores.

    MARKETING AND ADVERTISING. The Company has supported new store openings with local print and radio advertisements and mailings to direct response inquiries in the market. The Company also uses local radio personalities and newspaper advertising in certain of the markets where it has multiple retail stores.

Local radio personalities have been particularly effective in driving inquiries with personal endorsements that build product credibility. The Company also uses local radio and print advertisements and promotional offers during high mall traffic periods, such as three-day holiday weekends, and in-store events including live remote broadcasts and promotional contests. The Company also relies on its unique store design and word-of-mouth referrals to attract potential customers. To encourage word-of-mouth referrals and build brand loyalty, new customers are enrolled in the "Comfort Club," which entitles members to receive $50 for each referral of a customer that puchases an airbed, as well as special promotional offers.

    MANAGEMENT AND EMPLOYEES. The Company's stores are currently organized into four regional areas and 30 geographic districts, with approximately eight stores in each district. Each regional sales manager oversees approximately eight geographic districts. The regional sales managers average over 10 years of multi-unit retail experience. Each district has a district sales manager who is responsible for the sales and operations and who reports to a regional sales manager. The district sales managers frequently visit stores to review merchandise presentation, sales force product knowledge, financial performance and compliance with operating standards. The district sales managers average over six years of experience as an area or district manager in specialty retailing. The typical staff of a Select Comfort store consists of one store manager and two full-time sales professionals. In order to maintain high operating standards, the Company recruits store managers who typically have one to four years of experience as a store manager in specialty retailing. The sales professionals devote substantially all of their efforts to sales and customer service, which includes helping customers and generating and responding to inquiries. In addition, to promote consumer education, ensure customer satisfaction and generate referrals, the sales professionals place follow-up calls to customers who have made recent purchases. Since minimal inventory is maintained at the retail stores, store managers and sales professionals have relatively few inventory management, store merchandising and related administrative duties.

    TRAINING AND COMPENSATION. All store personnel receive comprehensive on-site training on the Company's technology and sleep expertise, the features and benefits of the Company's air beds, sales and customer service techniques and operating policies and guidelines. Initial training programs are reinforced through detailed product and operating manuals and periodic performance appraisals. All store sales professionals receive base compensation and are entitled to commissions based on individual and store-wide performance. Regional and district sales managers are eligible to receive, in addition to their base compensation, incentive compensation for the achievement of performance objectives by the stores within their respective regions and districts.

    DIRECT MARKETING OPERATIONS

    Many consumers' initial exposure to the Select Comfort air bed is through the Company's direct marketing operations. Typically, an interested consumer will respond to one of the Company's advertisements by calling the Company's toll-free number. On this call, one of the direct marketing sales professionals captures information from the consumer, begins the consumer education process, takes orders, or, if appropriate, directs the consumer to the Company's other distribution channels. The telemarketing operations are conducted by knowledgeable and well-trained sales professionals, including a group of over 50 sales professionals who field incoming direct marketing inquiries, and over 30 sales professionals who make outbound calls to consumers who have previously contacted the Company. The direct marketing operations also include a database marketing department that is responsible for mailings of product and promotional information to direct response inquiries.

    INQUIRY GENERATION. In the direct marketing channel, the Company's advertising message is communicated through targeted print, radio, infomercials and television advertisements, as well as through product brochures, videos and other product and promotional materials mailed in response to consumer inquiries at various intervals. As the Company's advertising budget has expanded over the last few years, the direct marketing channel has relied more heavily on nationally syndicated radio personalities, such as

Paul Harvey and Rush Limbaugh, and more recently on television commercials and infomercials. The Company's direct marketing operations continually monitor the effectiveness and efficiency of the Company's advertising through tracking the cost per inquiry ("CPI") and cost per order ("CPO") of its advertising, using focus groups to evaluate the effectiveness of its advertising messages and using sophisticated media buying techniques.

    INQUIRY CONVERSION AND INTEGRATION WITH OTHER DISTRIBUTION CHANNELS. From each inquiry, the Company's sales professionals strive to capture a variety of information, including name, address, telephone number, the current mattress product used, sleep habits and health issues that may be adversely affected by poor quality sleep. The Company maintains a database of information on approximately 3.7 million inquiries, including customers who have purchased an air bed from the Company, from which the direct marketing channel is able to take orders, or, if appropriate, direct the consumer to the Company's other distribution channels. The database also provides valuable marketing information. The Company's telemarketing sales professionals begin the consumer education process during the initial call from the consumer. Subsequent to the initial inquiry, the Company's database marketing department contacts the consumer on a scheduled format through mailings of printed product and educational information, a video on the features and benefits of Select Comfort air beds, outbound telephone calls and periodic promotional offerings.

    The direct marketing operations also support the Company's retail and road show operations through referrals, as well as mailings to direct marketing inquiries in selected markets in advance of retail store openings and road shows. As the Company's base of retail stores has expanded, the direct marketing sales professionals have increasingly been able to refer direct marketing inquiries to a convenient retail store location, improving the process of converting inquiries into sales and providing the consumer with a choice of service venues. The Company intends to continue to pursue opportunities to leverage its direct marketing infrastructure and expertise to enhance its retail and road show distribution channels.

    TRAINING AND COMPENSATION. The Company's direct marketing sales professionals receive ongoing training and must pass various tests to move through the four sales professional levels, each with a separate pay scale. Direct marketing sales professionals are paid base compensation plus commissions.

    ROAD SHOW EVENTS

    The Company's third distribution channel is road show events in selected markets where the Company typically does not have a retail presence, as well as at home shows and consumer product shows, state fairs and similar events. Select Comfort sales professionals, supported by local print and radio advertising and advance mailings to direct marketing inquiries, travel to various cities to demonstrate the Company's products in temporary showrooms or in booths at trade shows and educate consumers about the benefits of Select Comfort's air beds. The Company uses inquiries generated from the direct marketing channel to determine road show sites and typically will have approximately 10 road show events, ranging from three days to two weeks in duration, in process at any given time. The Company has found this distribution channel to be very effective in converting direct response customers who want to see the product before purchasing, but do not live close to a retail store location. The road show events also provide the Company with valuable information for use in feasibility analyses for retail store sites. The road show sales professionals receive both base and incentive compensation.

MARKETING AND ADVERTISING

    The primary objective of the Company's marketing and advertising strategy is to create awareness of the features and benefits of Select Comfort air beds and to build recognition of the Select Comfort brand as the leader in innovative air beds, sleep expertise, superior quality and excellent customer service. The Company's corporate marketing department is responsible for implementing a coordinated, integrated and consistent marketing and advertising strategy across the Company's three complementary distribution channels. The Company continues to spend the majority of its advertising budget on direct marketing, which also drives traffic to the expanding base of retail stores. As the base of retail stores continues to grow, the Company plans to dedicate more of its advertising budget to the retail stores.

    In 1997, the Company spent approximately $28.3 million on advertising expenses. The majority of the Company's advertising budget is devoted to print and long and short-form television advertising, with the balance primarily devoted to radio advertising with well-known national personalities, such as Paul Harvey and Rush Limbaugh, as well as local radio personalities in selected retail markets. The Company also intends to continue to pursue various alternative channels, such as catalogs, the Internet and targeted marketing programs. Management believes that additional demand for the Company's products will be created by increased consumer awareness of the benefits of Select Comfort air beds.

CONSUMER EDUCATION AND CUSTOMER SERVICE

    Select Comfort is committed to achieving its goal of world class customer satisfaction and service. The Company intends to achieve this goal through a variety of means designed to (i) educate consumers on the benefits of Select Comfort products, (ii) deliver superior quality products, (iii) maximize the Company's direct relationship with consumers, (iv) maximize convenience for the consumer, and (v) respond quickly to consumer needs and inquiries. The Company believes that educating consumers about the features and benefits of Select Comfort air beds is critical to the success of its marketing and sales efforts, and devotes considerable time and resources to training programs for its retail, direct marketing and road show sales professionals. The retail stores also have displays that provide customers with the latest information on sleep technology and the features and benefits of Select Comfort air beds.

    The Company's controlled distribution channels optimize the Company's direct contact with its customers and allow the Company to respond quickly to customer service inquiries and enhance customer satisfaction. The Company's multiple distribution channels also enhance the convenience for the consumer to purchase products through a variety of venues. In addition, the Company is currently testing the offering of in-home assembly services in selected markets through national and regional providers in order to provide greater convenience and enhance customer satisfaction.

    Select Comfort maintains an in-house customer service department of approximately 50 customer service representatives who receive extensive training in sleep technology and all aspects of the Company's products and operations. The Company has recently implemented an interactive voice response system to improve customer service. The Company's customer service representatives field customer calls and also interact with each of the Company's retail stores to address customer questions and concerns raised with retail sales professionals. The customer service department makes outbound calls to new customers during the 90 Night Trial phase to answer questions and provide solutions to possible problems in order to enhance customer education, build customer satisfaction and reduce returns.

RESEARCH AND PRODUCT DEVELOPMENT

    The Company has been granted 16 U.S. patents, has applications pending for seven U.S. patents and maintains an active research and development department. The Company's research and development department continuously seeks to enhance the Company's knowledge of sleep dynamics and sleep technology, improve current product performance and benefits and develop new products. The research and development department also conducts clinical studies and product tests to measure the benefits of the Company's air beds, enhance the Company's sleep technology learning, develop product improvements and establish quality and performance standards. The Company has performed extensive pressure point testing in which Select Comfort air beds were tested against nationally recognized innerspring mattress brands and found to be superior in reducing pressure points. A commissioned study conducted at the University of Memphis confirmed that spinal misalignments were generally lower on Select Comfort air beds in comparison with both a leading innerspring mattress and a leading waterbed. A recent commissioned study conducted at the Stanford University Sleep Research Center indicated that participants using Select Comfort air beds experienced a significant improvement in the quality of their sleep in comparison to alternative mattress products. Three additional commissioned studies on the relationship between lower back pain, sleep quality and the sleep surface have found, on average, that 95% of lower back pain sufferers reported reduced pain, 88% experienced improved sleep quality and 80% experienced increased physical functioning when sleeping on a Select Comfort air bed in comparison with an innerspring mattress. Through customer surveys, Select Comfort seeks consumer feedback on a regular basis to help enhance existing products and develop new products. The Company's research and development expenses for 1995, 1996 and 1997 were $1.4 million, $1.5 million and $1.8 million, respectively.

    Since the introduction of the Company's first air bed, the Company has continued to improve and expand its product line, including quieter firmness control systems, remote control gauges with digital settings, finer fabrics and covers, new generations of foams and foundation systems and enhanced border walls. The Company is currently exploring and expects to develop, either independently or with a strategic partner, additional product enhancements or extensions, including adjustable frames, space saver foundations with storage compartments and sound vibration mattresses providing relaxation and therapeutic effects.

    In August 1998, the Company entered into a license agreement with Hillenbrand Industries, Inc. ("Hillenbrand"), a leading provider of high-end beds used primarily in the medical market, and Hillenbrand's wholly owned subsidiary, Sleep Options, Inc. ("Sleep Options"), pursuant to which the Company has obtained a limited exclusive license to Sleep Options' technology relating to various air and foam mattress structures, an articulating bed frame, a hand control device for mattresses and related product knowledge. The license allows the Company to leverage Hillenbrand's knowledge of sleep surface technology to manufacture and sell these products in the North American consumer market. The license does not permit the Company to sell these products to healthcare institutions or through healthcare distributors. The Company is also not permitted to manufacture or sell the articulating bed frame in combination with an innerspring mattress. For this license, the Company has agreed to pay a royalty based on a percentage of net sales, with certain minimum royalties. The license agreement has an initial term of three years.

MANUFACTURING AND DISTRIBUTION

    The Company's manufacturing operations are located in Minneapolis and in Columbia, South Carolina and consist of quilting and sewing of the Company's fabric covers for its air beds, assembly of firmness control systems and final assembly and packaging of air beds and foundations from contract manufactured components. The Company currently conducts its manufacturing operations on two shifts (three shifts for sewing) and believes it has sufficient capacity to meet anticipated increases in demand through the next 12 months. The Company plans to open a third manufacturing and distribution facility in Salt Lake City in the first half of 1999, primarily to serve West Coast and Southwest destinations.

    The Company manufactures air beds to meet orders rather than to stock inventory, which has enabled the Company to reduce inventory costs. Management stresses total quality manufacturing techniques, including employee training and team concepts designed to instill quality awareness and a performance and customer service orientation. Select Comfort utilizes multiple employee teams to accomplish its manufacturing objectives, rather than a continuous assembly line approach, and seeks to enhance employee involvement, enthusiasm and concern for quality through regular communication and meetings with employees regarding performance objectives.

    Orders are currently shipped from one of the Company's two distribution centers, primarily via UPS, typically within 48 hours following order receipt, and are usually received by the customer within five to eight business days after shipment. The Company is continually evaluating alternative carriers on a national and regional basis, as well as recent tests in selected markets involving providers of in-home assembly services. See "Risk Factors--Reliance on Vendors; Foreign Sources of Supply" and "--Reliance Upon Carriers."

SUPPLIERS

    The Company currently obtains all of the materials and components used to produce its air beds from outside sources. Components for the firmness control systems are obtained from a variety of primarily domestic sources. Quilting and ticking materials are obtained from a supplier in Belgium and components for foundation systems are obtained primarily from two domestic sources. The Company's proprietary air chambers are produced to Company specifications by one Eastern European supplier under a supply contract expiring in August 1999, pursuant to which the Company is obligated to purchase certain minimum quantities, but not all of its requirements. Either party can terminate the contract upon 90 days notice if such party ceases to use the air chambers in its business. The Company believes that it would be able to procure an adequate supply of air chambers from other sources on a timely basis if the supply contract is terminated or the Eastern European supplier is otherwise unable to supply air chambers. The Company has recently completed the development of an air chamber designed with new materials that will be manufactured by a U.S. based company at a foreign manufacturing facility. Full production of this new air chamber is expected to commence in the fourth quarter of 1999. The Eastern European supplier is expected to provide a second source of supply of this new air chamber during the first half of 2000. The Company does not presently have any contract or commitment from either supplier to manufacture the newly developed air chamber. The Company is continuously searching for alternative designs and materials for all of its components and materials, as well as alternative sources of supply. See "Risk Factors-- Reliance Upon Vendors; Foreign Sources of Supply."

    The Company has a supplier certification program under which suppliers are required to meet rigorous standards relating to quality, service and ability to deliver materials on a basis compatible with the Company's demand manufacturing system and Year 2000 compliance. To date, nine of the Company's key suppliers have received certification and other authorized suppliers are in the process of seeking certification. All of the Company's key suppliers, including the Company's Eastern European supplier of air chambers, have notified the Company that they are or will be Year 2000 compliant during 1999.

INFORMATION SYSTEMS

    Since 1996, the Company has invested approximately $1.7 million in the design, development and implementation of its integrated enterprise information system. This system supports manufacturing operations, material planning, inventory management, order processing, returns and warranty tracking, financial management, human resources and distribution and tracking systems applications. In addition, the Company's order capture and database marketing systems allow each channel to gather inquiries and direct them to a central database, as well as to share and develop those leads on a coordinated and efficient basis. The Company also employs a point of sale system used at its retail operations. This system provides for the reporting of retail orders to the manufacturing department to speed order processing and allows retail stores to access and interact with the Company's direct marketing database to obtain information regarding inquiries and to report inquiries to the Company's central database.

    The Company is in the process of internally developing and upgrading core applications for customer inquiries and for processing and tracking warranty claims and returns, which is scheduled for implementation in the first half of 1999. With the implementation of these applications, and the upgrade of the Company's integrated enterprise systems also scheduled for the first half of 1999, all of the Company's core business applications are expected to be Year 2000 compliant. See "Risk Factors--Year 2000 Compliance" and "Management's Discussion and Analysis of Financial Condition Results of Operations--Impact of Year 2000."

INTELLECTUAL PROPERTY

    Certain elements of the design and function of the Select Comfort air beds are the subject of United States and foreign patents and patent applications owned by Select Comfort. The Company has 16 U.S. issued patents and seven U.S. patent applications pending. The Company also held seven Canadian patents and had six Canadian patent applications pending as of October 3, 1998. Notwithstanding these patents and patent applications, no assurance can be given that such rights will provide substantial protection or that others will not be able to develop products that are similar to or competitive with the Select Comfort air beds. The Company is not aware of any claims that any element of the Company's air beds infringes or otherwise violates any intellectual property rights of any third parties.

    The name "Select Comfort" and the Company's logo are trademarks of the Company registered with the United States Patent and Trademark Office. The trademark "Select Comfort" is also registered, or the subject of pending applications, in approximately 22 foreign countries. The Company has a number of other registered marks, including the trademarks "Comfort Club" and "Sleep Number," the service mark "Comfort Club," and a number of unregistered marks, including the trademarks "90 Night Trial," "Better Night's Sleep Guarantee" and "The Air Bed Company." The Company has a number of pending applications for trademark registrations in the United States and selected foreign countries. Each federally registered mark is renewable indefinitely if the mark is still in use at the time of renewal. The Company is not aware of any material claims of infringement or other challenges to the Company's right to use its marks. See "Risk Factors--Intellectual Property Protection."

COMPETITION

    The mattress industry is highly competitive. Participants in the mattress industry compete primarily on price, quality, brand name recognition, product availability and product performance, including the perceived levels of comfort and support provided by a mattress. The Company's air beds compete with a number of different types of mattress alternatives, including innerspring mattresses, waterbeds, futons and other air-supported mattresses that are sold through a variety of channels, including furniture stores, bedding specialty stores, department stores, mass merchants, wholesale clubs, telemarketing programs, television infomercials and catalogs. The Company believes that its success depends in part on increasing consumer acceptance of existing products and the continuing introduction of products that have qualities and benefits which differentiate the Company's products from those offered by other manufacturers. There can be no assurance that such products will receive consumer acceptance or that the Company will continue to be able to successfully introduce such products. See "Risk Factors--Competition."

    The traditional mattress industry is characterized by a high degree of concentration among the four largest manufacturers of innerspring mattresses with nationally recognized brand names, including Sealy, which also owns the Stearns & Foster brand name, Serta, Simmons and Spring Air. These manufacturers were estimated by FURNITURE/TODAY to account for approximately 62% of wholesale dollar sales in 1997. The balance of the mattress market is served by over 700 manufacturers, primarily operating on a regional basis. Many of these competitors, and in particular the four largest manufacturers named above, have greater financial, marketing and manufacturing resources and better brand name recognition than the Company, and sell their products through broader and more established distribution channels. The Company believes that a number of companies, including two of the four largest manufacturers, have begun to offer air beds. There can be no assurance that these or any other mattress manufacturer will not aggressively pursue the air bed market. Any such competition by the established manufacturers or new entrants into the market could have a material adverse effect on the Company's business, financial condition and operating results. In addition, should any of the Company's competitors reduce prices on premium mattress products, the Company may be required to implement price reductions in order to remain competitive, which could have a material adverse effect on its business, financial condition and operating results.

    There are no provisions in the Company's retail store leases that limit or restrict competing businesses from operating in the malls in which the Company's stores are located. The lack of such restrictions and the lack of significant barriers to entry may result in new competition. Such competition could have a material adverse effect on the Company's business, financial condition and operating results.

EMPLOYEES

    At October 3, 1998, the Company employed 1,466 persons, including 786 retail store employees, 118 direct marketing employees, 50 customer service employees, 24 road show sales professionals, 343 manufacturing and distribution employees and 145 management and administrative employees. Approximately 79 of the Company's employees were employed on a part-time basis at October 3, 1998. Except for managerial employees and professional support staff, all of the Company's employees are paid on an hourly basis plus commissions for sales associates. None of the Company's employees is represented by a labor union or covered by a collective bargaining agreement. The Company believes that its relations with its employees are good.

PROPERTIES

    The Company currently leases all of its existing retail store locations and expects that its policy of leasing, rather than owning, will continue as it expands. The Company's store leases generally provide for an initial lease term of 10 years with a mutual termination option if the Company does not achieve certain minimum annual sales thresholds. Generally, the store leases require the Company to pay minimum rent plus percentage rent based on net sales in excess of certain thresholds, as well as certain operating expenses.

    The Company leases 125,000 square feet of space in Minneapolis for one of the Company's manufacturing and distribution centers, one of the Company's direct marketing call centers, a customer service center, a research and development center and corporate offices, which lease expires in 2004. The Company also leases 105,000 square feet of space in Columbia, South Carolina, for its other manufacturing and distribution center and a direct marketing call center, which lease expires in 2003. The Company has agreed to lease approximately 100,800 square feet in Salt Lake City for a third manufacturing and distribution center that the Company expects to open in the first half of 1999, which lease expires in 2009.

CONSUMER CREDIT ARRANGEMENTS

    In May 1997, the Company entered into an arrangement with Monogram Credit Card Bank of Georgia (the "Bank"), an affiliate of General Electric Capital Corporation, a creditor and warrantholder of the Company, pursuant to which the Bank offers to the Company's qualified customers an unsecured revolving credit arrangement to finance purchases from the Company. The Bank sets the rate, annual fees, late fees and all other terms and conditions relating to the customers' accounts, including collection policies and procedures, and is the owner of the receivables. The effective interest rate is comparable to rates generally available under similar consumer revolving credit arrangements. The Bank's current commitment extends to a maximum of $75 million of receivables outstanding. The Company expects to increase the amount of this commitment before the end of 1998.

    In connection with all purchases financed under these consumer credit arrangements, the Bank pays the Company an amount equal to the total amount of purchases net of promotional related discounts and less amounts retained for returned products and limited recourse on bad debts. The Bank had retained $3.9 million and $10.1 million as of January 3, 1998 and October 3, 1998, respectively. As of October 3, 1998, the Bank had retained $6.3 million for returned products and $3.8 million for bad debts. Amounts retained are adjusted on a monthly basis. For returned products, the amount retained is adjusted based on recent sales and return rate experience. For bad debts, the amount retained is adjusted to an amount equal to the average receivables outstanding for the most recent billing period multiplied by 4.5%. In addition to amounts returned to the Company as a result of these monthly adjustments, the Bank will return any remaining amounts retained at such time as there are no receivables outstanding.

    Under terms of the arrangement with the Bank, the Company is liable for all amounts associated with returned products. The Company is also liable to the Bank for amounts equal to net losses from bad debts, as determined under the Bank's write-off policy, to the extent such net losses exceed 5.0% of average receivables outstanding under the consumer credit arrangements but are less than 9.5% of such average receivables.

    In the nine months ended October 3, 1998, approximately 51.0% of the Company's net sales were financed by the Bank through these consumer credit arrangements. The average receivable outstanding generated under these consumer credit arrangements at September 30, 1998 was approximately $1,140, with an aggregate amount outstanding at that date of approximately $65.8 million. As part of its allowance for doubtful accounts, the Company maintains a reserve for recourse that may result under its arrangement with the Bank. The amount of this reserve at October 3, 1998 was approximately $2.6 million, representing approximately 3.9% of the related receivables as of that date. For financial statement purposes, the financing arrangement with the Bank has been accounted for as a sale of receivables. See "Risk Factors-- Dependence on Consumer Spending."

GOVERNMENTAL REGULATION

    The Company's products and its marketing and advertising practices are subject to regulation by various federal, state and local regulatory authorities, including the Federal Trade Commission and the U.S. Food and Drug Administration. The mattress industry also engages in advertising self-regulation through certain voluntary forums, including the National Advertising Division of the Better Business Bureau. The Company is also subject to various other federal, state and local regulatory requirements, including federal, state and local environmental regulation and regulations issued by the U.S. Occupational Safety and Health Administration. See "Risk Factors--Regulatory Matters."

LEGAL PROCEEDINGS

    The Company is involved in various legal proceedings incident to the ordinary course of its business. The Company believes that the outcome of all pending legal proceedings in the aggregate will not have a material adverse effect on its business, financial condition or operating results.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The executive officers and directors of the Company, and their ages as of October 3, 1998, are as follows:

NAME                                        AGE      POSITION
--------------------------------------      ---      --------------------------------------------------------------------
H. Robert Hawthorne...................          53   President, Chief Executive Officer and Director

Daniel J. McAthie.....................          48   Executive Vice President, Chief Financial Officer, Chief Operating
                                                       Officer and Secretary

Charles E. Dorsey.....................          48   Senior Vice President of Direct Marketing and President of Select
                                                       Comfort Direct Corporation

Ronald E. Mayle.......................          40   Senior Vice President of Retail and President of Select Comfort
                                                       Retail Corporation

Gregory T. Kliner.....................          60   Senior Vice President of Operations

Ervin R. Shames(1)(2).................          58   Chairman of the Board

Thomas J. Albani(3)...................          56   Director

Patrick A. Hopf(1)(2).................          49   Director

Christopher P. Kirchen(1)(3)..........          55   Director

David T. Kollat(3)....................          60   Director

Kenneth A. Macke(2)...................          59   Director

Jean-Michel Valette(3)................          38   Director

------------------------

(1) Member of the Executive Committee

(2) Member of the Compensation Committee

(3) Member of the Audit Committee

    H. ROBERT HAWTHORNE has served as the President, Chief Executive Officer and a Director of the Company since April 1997. From February 1992 to December 1997, he served as President of The Pillsbury Brands Group, a subsidiary of The Pillsbury Company, which is a subsidiary of Diageo PLC. From June 1990 to January 1992, he was President and Chief Executive Officer of Alpo Petfoods, then a subsidiary of Grand Metropolitan PLC. Prior to joining Alpo Petfoods, Mr. Hawthorne was President and Chief Executive Officer of Pillsbury Canada, a subsidiary of Diageo PLC.

    DANIEL J. MCATHIE has served as Executive Vice President, Chief Financial Officer and Secretary since October 1995. Mr. McAthie also served as Chief Administrative Officer from October 1995 to October 1998, at which time he was named Chief Operating Officer. From May 1990 to April 1995, Mr. McAthie held the positions of Senior Vice President, Chief Financial Officer, Vice President and Treasurer of Fingerhut Companies, Inc., a mail order catalog company.

    CHARLES E. DORSEY has served as Senior Vice President of Direct Marketing since January 1992 and President of Select Comfort Direct Corporation since March 1996. From March 1988 to December 1991, Mr. Dorsey served as Chief Operating Officer for DM Shelter, Inc., a custom packaged home company.

    RONALD E. MAYLE has served as Senior Vice President of Retail of the Company and President of Select Comfort Retail Corporation since December 1997. From October 1996 to December 1997, Mr. Mayle served as Managing Member of Management & Capital, a retail consulting firm. From May 1995 to October 1996, Mr. Mayle served as an independent retail marketing consultant, primarily to a variety of privately owned, start-up retail enterprises, advising on infrastructure and sales and marketing strategies.

From April 1992 to May 1995, Mr. Mayle was Vice President of Operations of Petstuff, Inc., a subsidiary of PetsMart Inc.

    GREGORY T. KLINER has served as Senior Vice President of Operations since August 1995. From October 1986 to August 1995, Mr. Kliner served as Director of Operations of the Irrigation Division for The Toro Company, a manufacturer of lawn care and snow removal products and irrigation systems.

    ERVIN R. SHAMES has served as a Director of the Company and Chairman of the Board of Directors since April 1996. Since January 1995, Mr. Shames has served as an independent management consultant to large and small consumer goods and services companies, advising on management and sales and marketing strategies. From December 1993 to January 1995, Mr. Shames served as the Chief Executive Officer of Borden, Inc. and was President and Chief Operating Officer of Borden, Inc. from July 1993 until December 1993. From June 1992 to July 1993, Mr. Shames served as Chairman and Chief Executive Officer of The Stride Rite Corporation, a footwear manufacturer, and was President and Chief Executive Officer of The Stride Rite Corporation from June 1990 to June 1992. Mr. Shames is also a director of the First Brands Corporation.

    THOMAS J. ALBANI has served as a Director of the Company since February 1994. Mr. Albani served as President and Chief Executive Officer of Electrolux Corporation, a manufacturer of premium floor care machines, from July 1991 to May 1998. From September 1984 to April 1989, Mr. Albani was employed by Allegheny International Inc., a home appliance manufacturing company, in a number of positions, most recently as Executive Vice President and Chief Operating Officer.

    PATRICK A. HOPF has served as a Director of the Company since December 1991. From August 1993 to April 1996, Mr. Hopf served as the Chairman of the Board of Directors of the Company. Mr. Hopf was elected to the Board of Directors of the Company in connection with the purchase agreement under which the Series A Preferred Stock was purchased. See "Certain Transactions--Director Relationships" and "--Voting Agreement and Stock Restriction Agreement." Mr. Hopf has been President of St. Paul Venture Capital, Inc., a venture capital firm, and Vice President of St. Paul Fire and Marine Insurance Company since August 1988, and Managing General Partner of St. Paul Venture Capital IV, LLC since its formation in January 1997. St. Paul Venture Capital IV, LLC and St. Paul Venture Capital Affiliates Fund I, LLC, of which St. Paul Venture Capital, Inc. is the manager for both, and St. Paul Fire and Marine Insurance Company are investors in the Company. Mr. Hopf also serves as a director of a number of privately held companies.

    CHRISTOPHER P. KIRCHEN has served as a Director of the Company since December 1991. Mr. Kirchen was elected to the Board of Directors of the Company in connection with the purchase agreement under which the Series B Preferred Stock was purchased. See "Certain Transactions--Director Relationships" and "--Voting Agreement and Stock Restriction Agreement." Mr. Kirchen is currently Managing General Partner of Brand Equity Ventures, a venture capital partnership that he co-founded in March 1997. Mr. Kirchen is also a General Partner of Consumer Venture Partners, an investor in the Company, a position he has held since 1986. Mr. Kirchen also serves as a director of a number of privately held companies.

    DAVID T. KOLLAT has served as a Director of the Company since February 1994. Mr. Kollat has served as President and Chairman of 22 Inc., a research and consulting company for retailers and consumer goods manufacturers, since 1987. From 1976 until 1987, Mr. Kollat served in various capacities for The Limited, including Executive Vice President of Marketing and President of Victoria's Secret Catalogue. Mr. Kollat also serves as a director of numerous companies, including The Limited, Inc., Wolverine World Wide, Inc., Consolidated Stores, Inc. and Cooker Restaurant Corporation.

    KENNETH A. MACKE has served as a Director as a of the Company since September 1994. Mr. Macke is General Partner of Macke Limited Partnership, a venture capital firm and investor in the Company. He previously served as Chairman and Chief Executive Officer of Dayton Hudson Corporation from 1984 to 1994, prior to which he was employed by Dayton Hudson in a variety of positions beginning in 1961.

Mr. Macke also serves as a director of Unisys Corporation, General Mills, Inc. and Fingerhut Companies, Inc.

    JEAN-MICHEL VALETTE has served as a Director of the Company since 1994. Mr. Valette was elected to the Board of Directors of the Company in connection with the purchase agreement under which the Series D Preferred Stock was purchased. See "Certain Transactions--Director Relationships" and "--Voting Agreement and Stock Restriction Agreement." Mr. Valette has served as President and Chief Executive Officer of Franciscan Estates, Inc., a winery in Northern California, since August 1998. Mr. Valette was a Managing Director of Hambrecht & Quist LLC from October 1994 to August 1998 and a Senior Analyst of Hambrecht & Quist LLC from November 1992 to October 1994. Mr. Valette is also a member of the general partner of H&Q Select Comfort Investors, L.P., an investor in the Company and a related party to Hambrecht & Quist LLC. Hambrecht & Quist LLC is one of the Underwriters of this offering. From 1981 to 1983, Mr. Valette was a consultant with The Boston Consulting Group. Mr. Valette also serves as a director of a number of privately held companies.

BOARD OF DIRECTORS

    Effective upon completion of this offering, the Board of Directors will consist of three classes of directors, each class serving for a staggered three-year term. The Class A directors, whose initial terms will expire at the 1999 annual shareholders meeting, will be Messrs. Kirchen, Macke and Valette. The Class B directors, whose initial terms will expire at the 2000 annual shareholders meeting, will be Messrs. Hopf and Shames. The Class C directors, whose initial terms will expire at the 2001 annual shareholders meeting, will be Messrs. Hawthorne, Kollat and Albani.

COMMITTEES

    The Board of Directors has an Executive Committee, an Audit Committee and a Compensation Committee. The Executive Committee has the authority to take all actions that the Board as a whole is able to take, except as limited by applicable law. The Audit Committee provides assistance to the Board in satisfying its fiduciary responsibilities relating to accounting, auditing, operating and reporting practices of the Company, and reviews the annual financial statements of the Company, the selection and work of the Company's independent auditors and the adequacy of internal controls for compliance with corporate policies and directives. The Compensation Committee reviews general programs of compensation and benefits for all employees of the Company and makes recommendations to the Board concerning such matters as compensation to be paid to the Company's officers and directors.

DIRECTOR COMPENSATION

    Effective upon completion of this offering, all non-employee directors of the Company (other than Ervin R. Shames, who is entitled to the compensation described below) will receive $3,500 for each meeting of the Board of Directors attended and $500 for each meeting of the Executive Committee, Audit Committee or Compensation Committee attended. In addition, all non-employee directors (other than Mr. Shames) will be granted, on an annual basis, an option to purchase 2,000 shares of Common Stock exercisable at the fair market value of the Common Stock on the date of grant for a period of up to 10 years, subject to their continuous service on the Board of Directors. Directors who are officers or employees of the Company do not receive additional compensation for their services as directors. All directors are reimbursed for travel expenses for attending meetings of the Board and any Board committees.

    In April 1996, the Company entered into a Consulting Agreement with Ervin R. Shames, Chairman of the Board, pursuant to which Mr. Shames renders certain consulting services to the Company. Pursuant to the Consulting Agreement, Mr. Shames received $120,000 in 1997 for consulting services rendered. See "--Employment and Consulting Agreements."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Messrs. Hopf, Albani and Macke served as members of the Compensation Committee of the Board of Directors during 1997. Mr. Hopf is the President of St. Paul Venture Capital, Inc., Vice President of St. Paul Fire and Marine Insurance Company and Managing General Partner of St. Paul Venture Capital IV, LLC, and Mr. Macke is the General Partner of Macke Limited Partnership, each of which is, directly or indirectly, an investor in the Company. For a description of certain transactions involving these entities, see "Certain Relationships and Related Transactions" and "Principal and Selling Shareholders." Mr. Hopf served as Chairman of the Board of the Company from August 1993 to April 1996. No other relationships existed during 1997 with respect to Messrs. Hopf, Albani or Macke that would be required to be disclosed under the rules of the Securities Act. Messrs. Hopf, Macke and Shames currently serve as members of the Compensation Committee of the Board of Directors.

EXECUTIVE COMPENSATION

    The following table describes the compensation earned in 1997 by (i) the Chief Executive Officer of the Company; and (ii) each of the four other most highly compensated executive officers of the Company whose salary and bonus exceeded $100,000 in 1997 (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                         LONG-TERM
                                                                                       COMPENSATION
                                                                                       -------------
                                                                ANNUAL COMPENSATION     SECURITIES
                                                              -----------------------   UNDERLYING       ALL OTHER
NAME AND PRINCIPAL POSITION                          YEAR     SALARY ($)   BONUS ($)    OPTIONS (#)   COMPENSATION ($)
-------------------------------------------------  ---------  ----------  -----------  -------------  ----------------
H. Robert Hawthorne(1) ..........................       1997  $  225,000   $  27,000       400,000           --
  President and Chief Executive Officer

Mark L. de Naray(2) .............................       1997      90,898      --            --           $  148,515(3)
  Former President and Chief Executive Officer

Daniel J. McAthie ...............................       1997     198,655      23,838        55,000           --
  Executive Vice President, Chief Financial
  Officer, Chief Operating Officer and Secretary

Charles E. Dorsey ...............................       1997     155,540      81,381        35,000           --
  Senior Vice President of Retail and President
  of Select Comfort Direct Corporation

John D. Watson(4) ...............................       1997     149,423      17,931        35,000           --
  Former Senior Vice President of Corporate
  Marketing

Gregory T. Kliner ...............................       1997     147,095      17,652        35,000           --
  Senior Vice President of Operations

------------------------

(1) Mr. Hawthorne became President and Chief Executive Officer of the Company effective April 28, 1997.

(2) Mr. de Naray was President and Chief Executive Officer of the Company through April 27, 1997.

(3) Represents severance payments in an aggregate amount of $147,115 and term life insurance premiums in the aggregate amount of $1,400 paid by the Company for the benefit of Mr. de Naray. See "--Separation Agreements."

(4) Mr. Watson resigned from the Company effective September 1, 1998. See "--Separation Agreements."

OPTION GRANTS IN LAST FISCAL YEAR

    The following table summarizes stock option grants during 1997 to each of the Company's Named Executive Officers.

                                                      INDIVIDUAL GRANTS(1)                     POTENTIAL REALIZABLE
                                     ------------------------------------------------------  VALUE AT ASSUMED ANNUAL
                                      NUMBER OF     PERCENT OF                                 RATES OF STOCK PRICE
                                     SECURITIES    TOTAL OPTIONS                             APPRECIATION FOR OPTION
                                     UNDERLYING     GRANTED TO      EXERCISE                         TERM(2)
                                       OPTIONS     EMPLOYEES IN       PRICE     EXPIRATION   ------------------------
NAME                                 GRANTED (#)    FISCAL YEAR     PER SHARE      DATE        5% ($)      10% ($)
-----------------------------------  -----------  ---------------  -----------  -----------  ----------  ------------
H. Robert Hawthorne................     300,000(3)         31.3%    $    5.25      3/27/07   $  990,509  $  2,510,144
                                        100,000(4)         10.4          5.25      3/27/07      330,170       836,715

Mark L. de Naray...................      --             --             --           --           --           --

Daniel J. McAthie..................      20,000(3)          2.1          5.25      3/27/07       66,034       167,343
                                         35,000(4)          3.6          5.25      3/27/07      115,559       292,850

Charles E. Dorsey..................      35,000(4)          3.6          5.25      3/27/07      115,559       292,850

John D. Watson.....................      35,000(4)          3.6          5.25      3/27/07      115,559       292,850

Gregory T. Kliner..................      35,000(4)          3.6          5.25      3/27/07      115,559       292,850

------------------------

(1) All of the options granted to the Named Executive Officers were granted under the Company's 1997 Stock Incentive Plan. See "--Stock Option and Incentive Plans" for a discussion of the material terms of option grants under such plan.

(2) In accordance with the rules of the Commission, the amounts shown on this table represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date and do not reflect the Company's estimates or projections of future Common Stock prices. The gains shown are net of the option price, but do not include deductions for taxes or other expenses associated with the exercise. Actual gains, if any, on stock option exercises will depend upon the future performance of the Common Stock, the executive's continued employment with the Company or its subsidiaries and the date on which the options are exercised. The amounts represented in this table might not necessarily be achieved.

(3) These options become exercisable in as nearly equal as possible monthly installments over a 36-month period, so long as the executive remains employed by the Company or one of its subsidiaries at that date. To the extent not already exercisable, these options become immediately exercisable in full upon certain changes in control of the Company and remain exercisable for the remainder of their term. See "--Stock Option and Incentive Plans."

(4) These options become exercisable in full upon the earlier of the following to occur: (a) the date on which the average of the high and low sales prices of the Company's Common Stock, as reported by the Nasdaq National Market System, exceeds $22.00 per share for at least 30 consecutive trading days; or (b) March 28, 2002, so long as the executive remains employed by the Company or one of its subsidiaries at that date. To the extent not already exercisable, these options become immediately exercisable in full upon certain changes in control of the Company that result in consideration received or to be received by the shareholders of the Company as a result of such transaction exceeding $22.00 per share of Common Stock on a fully diluted basis.

AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

    The following table summarizes the number and value of options exercised during 1997 and the value of options held by the Named Executive Officers at January 3, 1998.

                                                              NUMBER OF SECURITIES        VALUE OF UNEXERCISED
                                                             UNDERLYING UNEXERCISED       IN-THE-MONEY OPTIONS
                                   SHARES                  OPTIONS AT JANUARY 3, 1998    AT JANUARY 3, 1998(1)
                                 ACQUIRED ON     VALUE     --------------------------  --------------------------
NAME                             EXERCISE (#) REALIZED ($) EXERCISABLE  UNEXERCISABLE  EXERCISABLE  UNEXERCISABLE
-------------------------------  -----------  -----------  -----------  -------------  -----------  -------------
H. Robert Hawthorne............      --           --           75,000        325,000    $ 356,250    $ 1,543,750

Mark L. de Naray...............     180,000(2)  $ 891,000      --            --            --            --
                                     47,950(2)    237,353
                                     84,340(2)    409,049
                                        600(2)      2,910
                                    173,110(2)    830,928
                                     28,000(2)    119,000
                                     16,000(2)      7,200
                                      8,000(2)          0

Daniel J. McAthie..............      --           --           80,266         84,734      408,887        413,113

Charles E. Dorsey..............       2,000       19,400      100,490         40,910      931,592        204,738

John D. Watson.................      --           --           35,552         79,448      168,872        377,378

Gregory T. Kliner..............      --           --           58,880         56,120      302,423        273,077

------------------------

(1) Value based on the difference between the fair market value of one share of Common Stock at January 3, 1998 ($10.00), as determined by the Board of Directors, and the exercise price of the options ranging from $0.30 to $5.25 per share. Options are in-the-money if the market price of the shares exceeds the option exercise price.

(2) Mr. de Naray exercised these options on February 20, 1997 and paid for the shares by executing a full recourse promissory note in the amount of $386,550. See "--Separation Agreements."

EMPLOYMENT AND CONSULTING AGREEMENTS

    On April 3, 1997, the Company entered into a Letter Agreement with H. Robert Hawthorne pursuant to which Mr. Hawthorne serves as President and Chief Executive Officer as well as a director of the Company. Mr. Hawthorne's base salary is $350,000 per year, and he is entitled to receive an incentive bonus if certain performance criteria are met. Under the terms of the Letter Agreement, Mr. Hawthorne was granted two ten-year options to purchase an aggregate of 400,000 shares of Common Stock at an exercise price of $5.25 per share. Of these options: (i) an option to purchase 300,000 shares of Common Stock becomes exercisable in as nearly equal as possible monthly installments over a 36-month period, so long as Mr. Hawthorne remains employed by the Company or one of its subsidiaries at such date and (ii) the other option is a "performance-based" option and becomes exercisable as to 100,000 shares of Common Stock upon the earlier of the following to occur: (a) the date on which the average of the high and low sales prices of the Company's Common Stock, as reported by the Nasdaq National Market System, exceeds $22.00 per share for at least 30 consecutive trading days; or (b) March 28, 2002, so long as Mr. Hawthorne remains employed by the Company or one of its subsidiaries at such date. Mr. Hawthorne is entitled to a minimum severance payment of 24 months base salary in the event he is terminated without cause.

    On October 20, 1995, the Company entered into a Letter Agreement with Daniel
J. McAthie pursuant to which Mr. McAthie serves as Executive Vice President, Chief Financial Officer and Chief Operating Officer of the Company. Mr. McAthie receives a base salary and is entitled to receive an incentive bonus if certain performance criteria are met. Under the terms of the Letter Agreement, Mr. McAthie was granted a ten-year option to purchase 85,000 shares of Common Stock at an exercise price of $4.80 per share. This option becomes exercisable in as nearly equal as possible monthly installments over a 36-month period, so long as Mr. McAthie remains employed by the Company or one of its subsidiaries at such date. Mr. McAthie is also entitled to a minimum severance payment equal to his nine month's then current base salary in the event of termination without cause.

    On July 11, 1995, the Company entered into a Letter Agreement with Gregory
T. Kliner pursuant to which Mr. Kliner serves as Senior Vice President of Operations of the Company. Mr. Kliner receives a base salary and is entitled to receive an incentive bonus if certain performance criteria are met. Under the terms of the Letter Agreement, Mr. Kliner was granted a ten-year option to purchase 65,000 shares of Common Stock at an exercise price of $4.80 per share. This option becomes exercisable in as nearly equal as possible monthly installments over a 36-month period, so long as Mr. Kliner remains employed by the Company or one of its subsidiaries at such date.

    The Company and Mr. Shames entered into a Consulting Agreement and a related Stock Option Agreement, each dated April 1, 1996, under which Mr. Shames serves as a consultant to assist the Company in various executive and management duties. The Consulting Agreement has a term of three years. Under the Consulting Agreement, Mr. Shames is entitled to a monthly retainer of $10,000 and reimbursement of certain expenses. In addition to the monthly retainer, Mr. Shames was granted, effective April 1, 1996, a ten-year, non-qualified option to purchase 150,000 shares of Common Stock at an exercise price of $5.25 per share, 50,000 shares of which became immediately exercisable and the remaining 100,000 shares of which become exercisable in as nearly equal as possible monthly installments over the three-year term of the Consulting Agreement, so long as Mr. Shames remains engaged as a consultant, officer or director of the Company. Pursuant to the Consulting Agreement, Mr. Shames was also granted a ten-year, non-qualified option effective April 1, 1997 to purchase 50,000 shares of Common Stock at an exercise price of $6.50 per share which becomes exercisable in as nearly equal as possible monthly installments over a 24-month period, and a ten-year, non-qualified option, effective April 1, 1998 to purchase 25,000 shares of Common Stock at an exercise price of $11.00 per share which becomes exercisable in as nearly equal as possible monthly installments over a 12-month period. The Company also agreed to grant Mr. Shames, effective April 1, 1999, subject to the Board of Directors' discretion, a non-qualified option to purchase 25,000 shares of Common Stock at an exercise price equal to the fair market value of the Common Stock on such date which option will become immediately exercisable in full on such date. The Consulting Agreement provides that Mr. Shames will not compete with the Company for a period of two years after the termination of the Consulting Agreement.

SEPARATION AGREEMENTS

    On February 20, 1997, the Company entered into a Separation Agreement with Mark L. de Naray, the former President and Chief Executive Officer and a former director of the Company. Under the Separation Agreement, the Company agreed to provide Mr. de Naray with certain payments and benefits, including (i) payment of Mr. de Naray's base salary through July 31, 1998, (ii) payment of a $50,000 cash bonus, (iii) continuation of health, dental and life insurance coverage until July 31, 1998, (iv) loans from the Company in the amount necessary to enable Mr. de Naray to exercise any outstanding options held by him and to pay one-half of the income tax liability resulting therefrom. and (v) reimbursement of certain other expenses in an amount not to exceed $10,000. The Company loaned Mr. de Naray approximately $336,550, in addition to the $50,000 Mr. de Naray previously owed the Company, in order to provide Mr. de Naray funds to exercise his options. The original principal amount of the full recourse note was $386,550 and it bears interest at the rate of 9 1/4% per annum. The entire principal balance and all accrued interest on the note is due in full on the earlier of (i) six months following the completion of this offering or (ii) April 30, 1999. The loan is secured by Mr. de Naray's pledge of 150,000 shares of Common Stock. The outstanding principal balance and accrued interest on the note was approximately $417,700 as of January 3, 1998 and $446,407 as of October 3, 1998. Pursuant to the Separation Agreement, the Company loaned an additional $425,000 to Mr. de Naray on April 13, 1998 to enable Mr. de Naray to pay one-half of the income tax liability resulting from the exercise of his options in February 1997, which loan is evidenced by a note and a pledge agreement containing the same terms and conditions as described above, including the pledge of an additional 150,000 shares of Common Stock. The outstanding principal balance and accrued interest on this note was approximately $443,633 as of October 3, 1998. Under the Separation Agreement, the Company agreed to use its good faith efforts to enable Mr. de Naray to sell up to 50,000 shares of Common Stock in this offering. Under the Separation Agreement, Mr. de Naray agreed not to disclose any confidential information of the Company until July 31, 2003, and until July 31, 1999, not to compete with the Company, interfere with the Company's relationships with any of its current or potential vendors, suppliers, distributors or customers and not to solicit any employees of the Company so long as they remain employees of the Company.

    On July 13, 1998, the Company entered into a Separation Agreement with John
D. Watson, the former Senior Vice President of Corporate Marketing of the Company. Under the Separation Agreement, the Company agreed to provide Mr. Watson with certain payments and benefits, including (i) payment of Mr. Watson's base salary through August 1, 1999, (ii) payment of a cash bonus at the end of 1998 equal to 8/12 of Mr. Watson's bonus had he remained an employee during the remainder of 1998, (iii) continuation of health, dental and life insurance coverage until July 31, 1999, and (iv) reimbursement of certain other expenses in an amount not to exceed $5,000. Under the Separation Agreement, Mr. Watson agreed not to disclose any confidential information of the Company and, until February 29, 2000, not to compete with the Company, interfere with the Company's relationships with any of its current or potential vendors, suppliers, distributors or customers and not to solicit any current employees of the Company.

STOCK OPTION AND INCENTIVE PLANS

    The Company grants options pursuant to its 1990 Omnibus Stock Option Plan (the "1990 Plan") and its 1997 Stock Incentive Plan (the "1997 Plan"). Each of the 1990 Plan and the 1997 Plan provides for the grant to eligible participants of options to purchase shares of Common Stock that qualify as "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended ("Incentive Options"), as well as options that do not qualify as Incentive Options ("Non-Statutory Options"). In addition, the 1997 Plan provides for awards to eligible recipients of stock appreciation rights, restricted stock awards, performance units and stock bonuses. Eligible participants under these plans include employees, officers, directors, consultants and independent contractors of the Company and its subsidiaries. Each of these plans is administered by the Compensation Committee of the Board of Directors, which determines the persons who are to receive awards, as well as the type, terms and number of shares subject to each award. The 1990 Plan will terminate on May 29, 2000, and the 1997 Plan will terminate on March 28, 2007, in each case unless earlier terminated by the Board of Directors.

    The Company has reserved an aggregate of 2.8 million shares of Common Stock for awards under the 1990 Plan. As of October 3, 1998, options to purchase an aggregate of 720,868 shares of Common Stock were outstanding under the 1990 Plan, of which 562,994 were fully vested, and a total of 413,594 shares of Common Stock remained available for grant under the 1990 Plan. The Company has reserved an aggregate of 1.5 million shares of Common Stock for awards under the 1997 Plan. As of October 3, 1998, options to purchase an aggregate of 939,659 shares of Common Stock were outstanding under the 1997 Plan, of which 234,982 were fully vested, and a total of 457,701 shares of Common Stock remained available for grant under the 1997 Plan. As of October 3, 1998, the outstanding options under the plans were held by an aggregate of 145 individuals and were exercisable at prices ranging from $0.45 to $19.00 per share of Common Stock. Options granted under the plans generally become exercisable in as nearly equal as possible monthly installments over a 36-month period. Shares subject to options granted under the plans that lapse or are terminated may again be subject to grants under the plans.


    Prior to the consummation of this offering, the Company plans to grant options to purchase an aggregate of up to 225,000 shares of Common Stock under the 1997 Plan at an exercise price equal to the initial public offering price of the shares of Common Stock offered hereby. Options to purchase an aggregate of 125,000 shares of Common Stock will be granted to full time employees of the Company who have not previously received an option grant. These grants will range from 50 to 200 shares, depending on years of service with the Company and will vest in equal annual installments over three years. Options to purchase an aggregate of 100,000 shares of Common Stock will be granted to executive officers of the Company, with 25,000 of such options vesting in equal monthly installments over 36 months, and 75,000 of such options vesting upon the earlier to occur of: (a) the date on which the average of the high and low sales prices of the Company's Common Stock, as reported by the Nasdaq National Market System, exceeds two times the initial public offering price for at least 30 consecutive trading days; or (b) five years from the date of grant, so long as the executive remains employed by the Company or one of its subsidiaries at that date. Of such options, 50,000 will be granted to Mr. McAthie, including 25,000 options vesting monthly, 20,000 will be granted to each of Messrs. Dorsey and Mayle, and 10,000 will be granted to Mr. Kliner.


    Incentive Options granted under the plans may not have an exercise price less than the fair market value of the Common Stock on the date of the grant (or, if granted to a person holding more than 10% of the Company's voting stock, at less than 110% of fair market value). Non-Statutory Options granted under the plans may not have an exercise price less than 85% of fair market value on the date of grant. Aside from the maximum number of shares of Common Stock reserved under the plans, there is no minimum or maximum number of shares that may be subject to options. However, the aggregate fair market value of the stock subject to Incentive Options granted to any optionee that are exercisable for the first time by an optionee during any calendar year may not exceed $100,000. Options generally expire when the optionee's employment or other service is terminated with the Company and its subsidiaries. Options generally may not be transferred, other than by will or the laws of descent and distribution, and during the lifetime of an optionee, may be exercised only by the optionee. The term of each option, which is fixed by the Board at the time of grant, may not exceed ten years from the date the option is granted (except that an Incentive Option granted to a person holding more than 10% of the Company's voting stock may be exercisable only for five years).

    Each of the 1990 Plan and the 1997 Plan contains provisions under which options would become fully exercisable following certain changes in control of the Company, such as (i) the sale, lease, exchange or other transfer of all or substantially all of the assets of the Company to a corporation that is not controlled by the Company, (ii) the approval by the shareholders of the Company of any plan or proposal for the liquidation or dissolution of the Company, (iii) certain merger or business combination transactions, (iv) more than 50% of the Company's outstanding voting shares are acquired by any person or group of persons who did not own any shares of Common Stock on the effective date of the respective plan, or (v) certain changes in the composition of the Board of Directors of the Company. In addition, under the 1997 Plan, in the event of a change in control of the Company, all stock appreciation rights will become fully exercisable, all restricted stock awards will become immediately and fully vested and all performance units and stock bonuses will vest and/or continue to vest according to the terms of the agreements evidencing such awards. In addition, under the 1997 Plan, in the event of such a change in control, the Compensation Committee, in its sole discretion, may provide that some or all participants holding outstanding options will receive for each share of Common Stock subject to such options cash in an amount equal to the excess of the fair market value of such shares immediately prior to the effective date of a change in control over the exercise price per share of such options. The acceleration of the exercisability of options under the Plans may be limited, however, if the acceleration would be subject to an excise tax imposed upon "excess parachute payments."

    Payment of an option exercise price may be made in cash, or at the Compensation Committee's discretion, in whole or in part by tender of a broker exercise notice, a promissory note or previously acquired shares of Common Stock of the Company having an aggregate fair market value on the date of exercise equal to the payment required.

PROFIT SHARING AND 401(K) SAVINGS PLAN

    On January 1, 1994, the Company adopted a Profit Sharing and 401(k) Plan (the "401(k) Plan"). Employees who are employed on a full time basis and are 21 years old or over are eligible to participate in the 401(k) Plan on the first day of the first calendar month following their employment commencement date. Employees who are employed on a less than full time basis and are 21 years old or over are eligible to participate in the 401(k) Plan on the first day of the first calendar month once such employees have completed at least 1,000 hours of service during the 12 months following their employment commencement date or have completed 1,000 hours of service during the preceding plan year. Employees may make salary reduction contributions to the 401(k) Plan up to the maximum amount permitted by law. The Company may make discretionary matching contributions equal to a percentage of the amount of the salary reduction the employee elected. This percentage is determined annually by the Company. During the first nine months of 1998, the Company contributed $78,000 to the 401(k) Plan. The Company did not make any contributions during 1995, 1996 and 1997. Generally, employer matching contributions are vested at the rate of 20% per year of service commencing after the employee has completed two years of service. Employee salary reduction contributions under the 401(k) Plan are always 100% vested.

NONQUALIFIED DEFERRED COMPENSATION PLAN

    On October 1, 1998, the Company adopted a Nonqualified Deferred Compensation Plan (the "DC Plan") for employees of the Company at or above director level managers. Eligible employees are permitted to elect to defer a portion of their compensation from the Company up to 50% of the employee's salary and 100% of the employee's bonus in the initial plan year ending December 31, 1998, and up to 25% of the employee's salary and 100% of the employee's bonus for each calendar year thereafter. The deferred compensation is credited to one or more accounts designated by the employee. The Company is permitted, but is not obligated, to make matching or discretionary contributions to participants' accounts. The Company has not made any matching or discretionary contributions under the DC Plan to date. Generally, employer matching or discretionary contributions are vested at the rate of 20% per year of service commencing after the employee has completed two years of service. Amounts deferred by election of a participant are always 100% vested.

                              CERTAIN TRANSACTIONS

DIRECTOR RELATIONSHIPS

    Patrick A. Hopf, a director of the Company, is the President of St. Paul Venture Capital, Inc., the Vice President of St. Paul Fire and Marine Insurance Co. and the Managing General Partner of St. Paul Venture Capital IV, LLC. St. Paul Venture Capital IV, LLC and St. Paul Venture Capital Affiliates Fund I, of which St. Paul Venture Capital, Inc. is the manager for both, and St. Paul Fire and Marine Insurance Co. are shareholders of the Company. Mr. Hopf was elected to the Board of Directors of the Company in connection with the purchase agreement under which the Series A Preferred Stock was purchased.

    Christopher P. Kirchen, a director of the Company, is a general partner of Consumer Venture Associates, L.P., which is the general partner of Consumer Venture Partners I, L.P., a shareholder of the Company. Mr. Kirchen is also the general partner of Consumer Venture Associates II, L.P., which is the general partner of Consumer Venture Partners II, L.P., a shareholder of the Company. Mr. Kirchen was elected to the Board of Directors of the Company in connection with the purchase agreement under which the Series B Preferred Stock was purchased.

    Jean-Michel Valette, a director of the Company, was a Managing Director of Hambrecht & Quist LLC from October 1994 to August 1998 and a Senior Analyst of Hambrecht & Quist LLC from November 1992 to October 1994. Mr. Valette is also a member of the general partner of H&Q Select Comfort Investors, L.P., an investor in the Company and a related party to Hambrecht & Quist LLC. Mr. Valette was elected to the Board of Directors of the Company in connection with the purchase agreement under which the Series D Preferred Stock was purchased. Hambrecht & Quist LLC is one of the Underwriters of this offering.

CERTAIN SALES OF SECURITIES

    Since January 1, 1995, the Company has sold shares of Series E Preferred Stock, promissory notes convertible into shares of Common Stock and warrants to purchase shares of Common Stock to various investors, including certain directors, executive officers, greater-than 5% shareholders and entities affiliated with directors at the time of sale. Such securities were sold to such affiliated purchasers on the same terms as they were sold to non-affiliated purchasers.

    SERIES E FINANCING

    On December 28, 1995, the Company sold an aggregate of 857,143 shares of Series E Preferred Stock pursuant to the Company's Series E Convertible Preferred Stock Purchase Agreement dated December 28, 1995 (the "Series E Purchase Agreement"), at a price of $10.50 per share for an aggregate purchase price of approximately $9.0 million. The Series E Purchase Agreement was amended in April 1996 to provide for the issuance to such purchasers of Series E Preferred Stock warrants to purchase an aggregate of 171,429 shares of Common Stock exercisable through December 28, 2005 at an exercise price of $5.25 per share. The following entities and individuals purchased shares of Series E Preferred Stock and were issued warrants in the following amounts: Apex Investment Fund, L.P. (19,380 shares of Series E Preferred Stock convertible into 24,815 shares of Common Stock and a warrant to purchase 3,876 shares); related parties to Hambrecht & Quist LLC (45,000 shares of Series E Preferred Stock convertible into 57,620 shares of Common Stock and a warrant to purchase 9,000 shares); Macke Limited Partnership (11,900 shares of Series E Preferred Stock convertible into 15,237 shares of Common Stock and a warrant to purchase 2,380 shares); Marquette Venture Partners II, L.P. and MVP Affiliates Fund, L.P. (257,150 shares of Series E Preferred Stock convertible into 329,276 shares of Common Stock and a warrant to purchase 51,430 shares); Norwest Equity Partners V (257,150 shares of Series E Preferred Stock convertible into 329,277 shares of Common Stock and a warrant to purchase 51,430 shares); St. Paul Fire and Marine Insurance Co. (100,000 shares of Series E Preferred Stock convertible into 128,048 shares of Common Stock and a warrant to purchase 20,000 shares); John Sculley (15,000 shares of Series E Preferred Stock convertible into 19,207 shares of Common Stock and a warrant to purchase 3,000 shares); Patrick A. Hopf (950 shares of Series E Preferred Stock convertible into 1,216 shares of Common Stock and a warrant to purchase 190 shares); Mark L. de Naray (500 shares of Series E Preferred Stock convertible into 640 shares of Common Stock and a warrant to purchase 100 shares); and Daniel J. McAthie (20,000 shares of Series E Preferred Stock convertible into 25,609 shares of Common Stock and a warrant to purchase 4,000 shares).

    1996 BRIDGE FINANCING

    In November 1996, the Company borrowed an aggregate of approximately $1,252,000 from certain existing shareholders and issued promissory notes evidencing such loans. Interest on these notes accrued at an annual rate of 8%. The Company granted each of these shareholders ten-year warrants to purchase a number of shares of Common Stock equal to 25% of the principal amount of such shareholder's note divided by $5.25 (an aggregate of 59,606 shares), at an exercise price of $5.25 per share. The promissory notes were due on the earlier of (i) the closing of an equity financing of $10.0 million or more, or (b) November 1, 1997. The Company paid off the promissory notes in full in March 1997 and granted each of these shareholders additional ten-year warrants to purchase a number of shares equal to 5% of the principal amount of such shareholder's note divided by $5.25 (an aggregate of 11,919 shares), exercisable through October 31, 2006 at an exercise price of $5.25 per share. The following entities purchased notes and warrants in the following amounts: Apex Investment Fund, L.P. ($126,450 and warrants to purchase 7,226 shares); related parties to Hambrecht & Quist LLC ($50,400 and warrants to purchase 2,880 shares); Macke Limited Partnership ($6,000 and warrants to purchase 343 shares); Marquette Venture Partners II, L.P. and MVP II Affiliates Fund, L.P. ($33,000 and warrants to purchase 1,885 shares); Norwest Equity Partners V ($122,550 and warrants to purchase 7,003 shares); and St. Paul Fire and Marine Insurance Co. ($835,150 and warrants to purchase 47,723 shares).

AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

    All holders of Common Stock issuable upon conversion of the preferred stock or upon exercise of certain warrants have certain demand and incidental registration rights covering such shares of Common Stock pursuant to the Amended and Restated Registration Rights Agreement dated December 28, 1995, as amended, among the Company and the other parties thereto. See "Description of Securities-- Registration Rights--Amended and Restated Registration Rights Agreement."

VOTING AGREEMENT AND STOCK RESTRICTION AGREEMENT

    The Company and the purchasers of the preferred stock entered into a Voting Agreement in connection with the purchase agreements under which the preferred stock was purchased, pursuant to which Saint Paul Fire and Marine Insurance Co., Cherry Tree Ventures IV, Consumer Venture Partners, Apex Investment Fund, L.P. and KCB BV, L.P. each were granted the right to designate one director to the Board of Directors so long as each held at least 20% of the number of shares originally purchased by such investor pursuant to the Series A Purchase Agreement (in the case of Saint Paul Fire and Marine Insurance Co., Cherry Tree Ventures IV and Consumer Venture Partners), Series B Purchase Agreement (in the case of Apex Investment Fund, L.P.) or Series C Purchase Agreement (in the case of KCB BV, L.P.). In connection with the Series D Purchase Agreement and the Series E Purchase Agreement, related parties to Hambrecht & Quist LLC and Marquette Venture Partners II, L.P., respectively, were granted a one-time right to designate one director to the Board of Directors. All of the holders of the preferred stock agreed to vote their shares of preferred stock and any other shares of capital stock of the Company owned by such holder in favor of the election of the persons designated by the respective shareholders. In addition, in connection with the Series A Financing, the Company, the holders of the Series A Preferred Stock, J.P. Poole and Robert A. Walker and JoAnn O. Walker (collectively, the "Promoters") entered into a Stock Restriction Agreement. The Stock Restriction Agreement was amended to include all subsequent purchasers of preferred stock. Under this agreement, the Company, the holders of the preferred stock and J.P. Poole had certain rights of first refusal to purchase and to participate in any sales of shares of the

Company's capital stock by the Promoters. In addition, until the holders of the preferred stock recovered (by sale or other disposition) their aggregate investment amount paid for all shares of preferred stock purchased from the Company, the Promoters were prohibited from selling more than 20% of their collective holdings of capital stock of the Company. The Stock Restriction Agreement terminated on December 31, 1997, and the Voting Agreement will terminate upon the consummation of this offering.

SEPARATION AGREEMENTS

    On February 20, 1997, the Company entered into a Separation Agreement with Mark L. de Naray, the former President and Chief Executive Officer and a former director of the Company, pursuant to which the Company, among other things, loaned Mr. de Naray an aggregate of $761,550 in addition to the $50,000 Mr. de Naray previously owed the Company to provide Mr. de Naray funds to exercise his options. On July 13, 1998, the Company entered into a Separation Agreement with John D. Watson, the former Senior Vice President of Corporate Marketing of the Company. For a discussion of these agreements, see "Management--Separation Agreements."

CONSULTING AGREEMENTS

    In April 1996, the Company entered into a Consulting Agreement with Ervin R. Shames, Chairman of the Board, pursuant to which Mr. Shames renders certain consulting services to the Company. See "Management--Director Compensation" and "--Employment and Consulting Agreements."

    In July 1997, the Company entered into a Letter Agreement with Richard Clayton, a former director of the Company, pursuant to which Mr. Clayton rendered certain consulting services to the Company through the end of March 1998 in connection with the establishment by the Company of several leased departments within larger retail stores. Under the Letter Agreement, Mr. Clayton received a consulting fee equal to $197,000 paid in eight monthly installments and was granted an option to purchase 14,000 shares of Common Stock at an exercise price of $7.50 per share.

    For a discussion of the employment agreements entered into by the Company and certain Named Executive Officers, see "Management--Employment and Consulting Agreements."

GE FINANCING AND RESTRUCTURING OF GE WARRANTS

    On March 27, 1997, the Company entered into a Purchase Agreement (the "GE Purchase Agreement") with General Electric Capital Corporation ("GECC"), pursuant to which the Company issued to GECC a senior subordinated promissory note in the principal amount of $15.0 million (the "GE Note"). Interest on the GE Note accrues at a rate equal to 11% per year and is payable quarterly in arrears. The outstanding principal on the GE Note is due on or before March 31, 2003. Under the terms of the GE Purchase Agreement, the Company is required to comply with certain affirmative and financial covenants so long as the GE Note remains outstanding, including without limitation, the delivery of certain financial and business information and maintaining a minimum ratio of EBITDA to fixed charges, a minimum ratio of total indebtedness to EBITDA and a minimum consolidated net worth. In addition, the Company is required to comply with certain negative covenants so long as the GE Note remains outstanding, including without limitation, refraining from consummating certain acquisitions, investments, and sales of Company assets, issuing additional shares of preferred stock, incurring additional indebtedness and permitting liens on any of its assets. The Company intends to repay the GE Note in full with a portion of the net proceeds of this offering. See "Use of Proceeds."

    In addition to the GE Note, the Company issued to GECC a Series A Warrant (the "Series A Warrant") to purchase 1,100,000 shares of Common Stock exercisable through March 31, 2005 at an exercise price of $10.50 and a Series B Warrant (the "Series B Warrant") providing contingent rights to purchase up to 1,000,000 shares of Common Stock at an exercise price of $.01 after May 1, 1999, subject to adjustment and cancellation upon the occurrence of certain events. Pursuant to an amendment to the GE

Purchase Agreement effective as of March 31, 1998, the Company and GECC restructured these warrants by combining them into one Series A Warrant to purchase 1,309,583 shares of Common Stock at an exercise price of $8.82. In November 1998, in connection with the reduction of the conversion price of the Series E Preferred Stock, the Company agreed to issue an additional warrant to GECC to purchase 5,513 shares of Common Stock at an exercise price of $8.82 per share. See "--Series E Preferred Stock Shareholder Voting Agreement and Irrevocable Proxy." GECC has certain demand and incidental registration rights covering the shares of Common Stock issuable upon exercise of the new Series A Warrant and the additional warrant. See "Description of Securities--Registration Rights--General Electric Warrants."

MONOGRAM BANK CREDIT CARD PROGRAM

    GECC, which controls Monogram Credit Card Bank of Georgia (the "Bank"), has an indirect interest in the Company's consumer credit arrangements with the Bank. Under these arrangements, the Bank offers to the Company's qualified customers an unsecured revolving credit arrangement to finance purchases from the Company. For all purchases financed under these arrangements, the Bank pays the Company an amount equal to the total amount of purchases net of promotional related discounts and less amounts retained for returned products and limited recourse on bad debts. The Bank had retained $3.9 million and $10.1 million as of January 3, 1998 and October 3, 1998, respectively. The Company believes that the terms of its arrangement with the Bank are at least as favorable to the Company as terms the Company would expect to negotiate with an unaffiliated third party. See "Business--Consumer Credit Arrangements."

SERIES E PREFERRED STOCK SHAREHOLDER VOTING AGREEMENT AND IRREVOCABLE PROXY


    In November 1998, the Company and the holders of more than 60% of the outstanding shares of Series E Preferred Stock entered into a Shareholder Voting Agreement and Irrevocable Proxy pursuant to which such holders of Series E Preferred Stock agreed to vote all of the shares of capital stock of the Company held beneficially and of record by them in favor of an amendment of the Company's Articles of Incorporation to decrease the public offering price at which the Series E Preferred Stock would automatically convert into Common Stock from $19.95 to $15.00 per share and reduce the conversion price of the Series E Preferred Stock into Common Stock from $8.82 to $8.20 per share. In addition, such holders of Series E Preferred Stock appointed H. Robert Hawthorne and Daniel J. McAthie as proxies and authorized each of them to represent and vote all of the shares of capital stock of the Company held beneficially and of record by them in favor of such an amendment at the next annual or special meeting of shareholders. The parties to the Shareholder Voting Agreement and Irrevocable Proxy hold sufficient voting power to assure the approval of the amendment by the holders of the Series E Preferred Stock voting as a separate class. The amendment also requires the approval of the holders of a majority of the outstanding capital stock of the Company voting together as a single class, for which the Company has separately obtained sufficient proxies to be voted at a shareholder meeting scheduled to be held on November 30, 1998.



    In connection with the reduction of the conversion price of the Series E Preferred Stock, the Company agreed to issue an additional warrant to GECC to purchase 5,513 shares of Common Stock at an exercise price of $8.82 per share. This additional warrant will be issued to GECC upon approval of the amendment of the Articles of Incorporation by the shareholders of the Company, which is expected to occur at a meeting scheduled to be held on November 30, 1998, and will be exercisable immediately upon issuance.


                            ------------------------

    All future transactions, including any loans from the Company to its officers, directors, principal shareholders or affiliates, will be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

                       PRINCIPAL AND SELLING SHAREHOLDERS

    The following table sets forth information known to the Company with respect to beneficial ownership of the Common Stock as of November 10, 1998 and as adjusted to reflect the sale of the shares of Common Stock offered hereby, for
(i) each person who is known by the Company to own beneficially more than 5% of the Common Stock, (ii) each of the Named Executive Officers, (iii) each of the Company's directors, (iv) all directors and executive officers as a group, and
(v) each Selling Shareholder. Except as set forth in the footnotes below, none of the Selling Shareholders has had any position, office or material relationship with the Company or any of its predecessors or affiliates within the past three years.

                                                  SHARES BENEFICIALLY OWNED                     SHARES BENEFICIALLY OWNED
                                                    PRIOR TO THE OFFERING                         AFTER THE OFFERING(1)
                                                  -------------------------  NUMBER OF SHARES   -------------------------
NAME                                                 NUMBER       PERCENT      BEING OFFERED       NUMBER       PERCENT
------------------------------------------------  ------------  -----------  -----------------  ------------  -----------
St. Paul Venture Capital, Inc.(2)...............     5,155,023        33.5%         --             5,155,023        28.3%
Consumer Venture Partners(3)....................     2,237,113        14.6          --             2,237,113        12.3
Apex Investment Fund, L.P. and The Productivity
  Fund II, L.P.(4)..............................     1,331,909         8.7           281,795       1,050,114         5.8
General Electric Capital Corporation(5).........     1,315,096         7.9            82,590       1,131,051         5.8
Norwest Venture Capital(6)......................     1,084,763         7.1           113,783         970,980         5.4
Cherry Tree Ventures IV Limited
  Partnership(7)................................       828,690         5.4           116,359         712,331         3.9
H. Robert Hawthorne(8)..........................       188,250         1.2          --               188,250         1.0
Mark L. de Naray(9).............................       549,000         3.6           143,635         405,365         2.2
Daniel J. McAthie(10)...........................       149,733           *             7,182         142,551           *
Charles E. Dorsey(11)...........................       110,698           *             1,149         109,549           *
John D. Watson(12)..............................        51,522           *          --                51,522           *
Gregory T. Kliner(13)...........................        79,594           *             8,514          71,080           *
Ervin R. Shames(14).............................       204,174         1.3          --               204,174         1.1
Thomas J. Albani................................        37,595           *          --                37,595           *
Patrick A. Hopf(15).............................     5,164,429        33.6          --             5,164,429        28.4
Christopher P. Kirchen(16)......................     2,237,113        14.6          --             2,237,113        12.3
David T. Kollat(17).............................        37,595           *          --                37,595           *
Kenneth A. Macke(18)............................        90,405           *          --                90,405           *
Jean-Michel Valette(19).........................       207,574         1.4          --               207,574         1.1
All directors and executive officers as a group
  (12 persons)(20)..............................     8,581,535        53.9%           16,845       8,564,690        45.7%

Other Selling Shareholders:

Alex. Brown & Sons Employees
  Venture Fund LP(21)...........................        29,609           *             7,055          22,554           *
Theodore H. Ashford(22).........................        68,718           *            12,632          56,086           *
Bayview Investors, Ltd.(23).....................        29,609           *            12,715          16,894           *
Richard M. Downs(24)............................        20,750           *             2,083          18,667           *
James D. Gaboury(25)............................        20,743           *               506          20,237           *
Doug Hickman(26)................................         3,479           *               947           2,532           *
Brent T. Hutton(27).............................        86,311           *             2,124          84,187           *
Karen K. Jones(28)..............................        25,750           *             3,591          22,159           *
Terral Jordan(29)...............................         3,479           *               391           3,088           *
KCB BV, L.P.....................................       750,843         4.9           161,771         589,072         3.3
Douglas Keefer..................................        15,000           *               129          14,871           *
Erwin A. Kelen(30)..............................        14,064           *             1,023          13,041           *

                                                  SHARES BENEFICIALLY OWNED                     SHARES BENEFICIALLY OWNED
                                                    PRIOR TO THE OFFERING                         AFTER THE OFFERING(1)
                                                  -------------------------  NUMBER OF SHARES   -------------------------
NAME                                                 NUMBER       PERCENT      BEING OFFERED       NUMBER       PERCENT
------------------------------------------------  ------------  -----------  -----------------  ------------  -----------
Richard Knase(31)...............................         9,500           *             3,232           6,268           *
Douglas H. Poole................................         9,500           *             3,950           5,550           *
J.P. Poole(32)..................................       379,500         2.5            71,818         307,682         1.7
Suzanne Puerzer(33).............................        13,118           *               360          12,758           *
John A. Rollwagen(34)...........................        16,064           *             2,873          13,191           *
John Sculley(35)................................       154,602         1.0            22,065         132,537           *
Dewey K. Shay(36)...............................         3,479           *             2,161           1,318           *
JoAnn O. Walker(37).............................       477,500         3.1            31,420         385,933         2.1
Robert A. Walker(38)............................       477,500         3.1            60,147         385,933         2.1
Kenneth H. Walker(39)...........................        58,481           *            42,000          16,481           *

------------------------

*   Less than one percent.

(1) Except as otherwise indicated, the persons named in the table, based on information provided by such persons, have sole voting and sole investment power with respect to all shares of Common Stock shown as beneficially owned by them. Shares of Common Stock subject to options or warrants currently exercisable or exercisable within 60 days of November 10, 1998 are deemed outstanding for computing the percentage of the person or group holding such options or warrants but are not deemed outstanding for computing the percentage of any other person.

(2) Includes 4,766,008 shares held by St. Paul Fire and Marine Insurance Company, 321,017 shares held by St. Paul Venture Capital IV, LLC and 275 shares held by St. Paul Venture Capital Affiliates Fund I, LLC. Includes 59,769 shares issuable upon exercise of outstanding warrants held by St. Paul Fire and Marine Insurance Co. and 7,954 shares issuable upon exercise of outstanding warrants held by St. Paul Venture Capital IV, LLC. St. Paul Venture Capital, Inc. is an affiliate of St. Paul Fire and Marine Insurance Co. and the manager of St. Paul Venture Capital IV, LLC and St. Paul Venture Capital Affiliates Fund I, LLC. Patrick A. Hopf, a director of the Company, is the Vice President of St. Paul Fire and Marine Insurance Co., the President of St. Paul Venture Capital, Inc. and the Managing General Partner of St. Paul Venture Capital IV, LLC. Does not include shares held of record by Mr. Hopf. See note (15) below. The address of St. Paul Venture Capital, Inc. is 8500 Normandale Lake Boulevard, Suite 1940, Bloomington, Minnesota 55437.

(3) Includes 274,312 shares held by Consumer Venture Partners I, L.P. and 1,962,801 shares held by Consumer Venture Partners II, L.P. Christopher P. Kirchen, a director of the Company, is the general partner of Consumer Venture Associates L.P., which is the general partner of Consumer Venture Partners I, L.P. Mr. Kirchen is also the general partner of Consumer Venture Associates II, L.P., which is the general partner of Consumer Venture Partners II, L.P. Does not include any shares held of record by Mr. Kirchen. See note (16) below. The address of Consumer Venture Partners is Three Pickwick Plaza, Greenwich, Connecticut 06830.

(4) Includes 920,353 shares held of record by Apex Investment Fund, L.P. ("Apex") and 395,519 shares held of record by The Productivity Fund II, L.P. ("TPF"). Also includes 11,102 and 4,935 shares issuable upon exercise of outstanding warrants held by Apex and TPF, respectively. Apex intends to sell 197,122 shares in the offering and will beneficially own 734,333 shares after the offering. TPF intends to sell 84,673 shares in the offering and will beneficially own 315,781 shares after the offering. First Analysis Corporation is a general partner of each of the general partners of Apex and TPF and may be deemed to be the beneficial owner of shares held by Apex and TPF. First Analysis Corporation disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. James A. Johnson, George M. Middlemas and Paul J. Renze, by virtue of their affiliation with Apex, may be deemed to be the beneficial owner of shares held by Apex; however, they disclaim beneficial ownership of such shares, except to the extent of their individual pecuniary interest therein. Bret R. Maxwell, by virtue of his affiliation with TPF, may be deemed to be the beneficial owner of shares held by TPF; however, he disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. Apex and TPF participated in the Company's Series E financing and 1996 bridge financing. See "Certain Transactions--Certain Sales of Securities." James A. Johnson, an affiliate of Apex, is a former director of the Company. The address of Apex and TPF is 233 South Wacker Drive, Suite 9500, Chicago, Illinois 60606.

(5) Includes 1,309,583 shares issuable upon exercise of an outstanding warrant issued to General Electric Capital Corporation ("GECC") in connection with a $15.0 million loan to the Company made in March 1997, and 5,513 shares issuable upon exercise of a warrant the Company has agreed to issue to GECC. The number of shares beneficially owned by GECC after the offering will vary depending on the initial public offering price. The Company and GECC have agreed under the terms of GECC's warrant that GECC will exercise its rights to purchase such number of shares issuable under the warrant such that, after the surrender of shares purchasable under the warrant valued at the initial public offering price in payment of the exercise price of $8.82 per share for all shares exercised, the Company will issue 82,590 shares to GECC to be sold in the offering. Based on an assumed initial public offering price of $16.00 per share, GECC would exercise its rights to purchase an aggregate of 184,045 shares, surrender 101,455 of such shares in payment of the exercise price, receive 82,590 shares to be sold in the offering and continue to hold warrants to purchase an aggregate of 1,131,051 shares after the offering. If the initial public offering price is above $16.00 per share, GECC would be able to exercise its rights to purchase a lesser number of shares under its warrants in order to receive 82,590 shares of Common Stock to be sold in the offering and as a result would hold rights to purchase more than 1,131,051 shares after the offering. GECC, through its affiliation with Monogram Credit Card Bank of Georgia, has an indirect interest in the Company's consumer credit arrangements with the bank. See "Certain Transactions--GE Financing and Restructuring of GE Warrants." The address of GECC is 260 Long Ridge Road, Stamford, Connecticut 06927.

(6) Includes 697,053 shares held by Norwest Equity Partners IV and 329,277 shares held by Norwest Equity Partners V. Also includes 58,433 shares issuable upon exercise of outstanding warrants held by Norwest Equity Partners V. Norwest Equity Partners IV intends to sell 71,818 shares in the offering and will beneficially own 625,235 shares after the offering. Norwest Equity Partners V intends to sell 41,965 shares in the offering and will beneficially own 345,745 shares after the offering. Itasca Partners is the general partner of Norwest Equity Partners IV and may be deemed to be the beneficial owner of shares held by Norwest Equity Partners IV. Itasca Partners V is the general partner of Norwest Equity Partners V and may be deemed to be the beneficial owner of shares held by Norwest Equity Partners
    V. John E. Lindahl and George J. Still, Jr. are each managing general partners of, and John P. Whaley is the managing administrative partner of, Itasca Partners and Itasca Partners V, respectively. By virtue of their affiliation with Norwest Equity Partners IV and Norwest Equity Partners V resulting from their positions with Itasca Partners and Itasca Partners V, each may be deemed to be the beneficial owner of shares held by Norwest Equity Partners IV and Norwest Equity Partners V; however they disclaim beneficial ownership of such shares, except to the extent of their pecuniary interest therein. Norwest Equity Partners V participated in the Company's Series E financing and 1996 bridge financing. See "Certain Transactions--Certain Sales of Securities." The address of Norwest Venture Capital and the other named individuals is 2800 Piper Tower, 222 South Ninth Street, Minneapolis, Minnesota 55402.

(7) The address of Cherry Tree Ventures IV Limited Partnership is 1400 Northland Plaza, 3800 West 80th Street, Minneapolis, Minnesota 55431.

(8) Includes 76,250 shares issuable upon exercise of outstanding options. Also includes 12,000 shares held by Mr. Hawthorne's children.

(9) Includes 37,000 shares held by Mr. de Naray's spouse and children. Mr. de Naray is a former director and executive officer of the Company.


(10) Includes 61,930 shares issuable upon exercise of outstanding options and 4,000 shares issuable upon exercise of outstanding warrants. Also includes 29,097 shares held by Mr. McAthie's spouse, as to which Mr. McAthie shares voting and investment power. Does not include shares issuable upon exercise of options to purchase up to 50,000 shares of Common Stock granted in connection with this offering, none of which are currently exercisable. Mr. McAthie is currently an executive officer of the Company.



(11) Includes 4,942 shares issuable upon exercise of outstanding options. Also includes 99,156 shares jointly held by Mr. Dorsey and his spouse, as to which Mr. Dorsey shares voting and investment power, and an aggregate of 4,000 shares held by Mr. Dorsey's children, as to which Mr. Dorsey has sole voting and investment power. Also includes 1,000 shares held by Mr. Dorsey's daughter, as to which shares Mr. Dorsey disclaims beneficial ownership. Does not include shares issuable upon exercise of options to purchase up to 20,000 shares of Common Stock granted in connection with this offering, none of which are currently exercisable. Mr. Dorsey is currently an executive officer of the Company.


(12) Includes 2,222 shares held by Mr. Watson's spouse.


(13) Includes 79,594 shares issuable upon exercise of outstanding options. Does not include shares issuable upon exercise of options to purchase up to 10,000 shares of Common Stock granted in connection with this offering, none of which are currently exercisable. Mr. Kliner is currently an executive officer of the Company.


(14) Includes 85,174 shares issuable upon exercise of outstanding options held by Mr. Shames and 100,000 shares issuable upon exercise of outstanding options held by Louise G. Shames, Trustee of the Ervin R. Shames Estate Reduction Family Trust U/A dated October 30, 1997.

(15) Includes 190 shares issuable upon exercise of outstanding warrants. Also includes an aggregate of 1,216 shares held by Mr. Hopf's spouse and children. Also includes shares beneficially owned by St. Paul Fire and Marine Insurance Company, St. Paul Venture Capital Affiliates Fund I, LLC and St. Paul Venture Capital IV, LLC. Mr. Hopf has the same business address as St. Paul Venture Capital. See note (2) above.

(16) Includes shares beneficially owned by Consumer Venture Partners I, L.P. and Consumer Venture Partners II, L.P., as to which Mr. Kirchen shares voting and investment power. Mr. Kirchen has the same business address as Consumer Venture Partners. See note (3) above.

(17) Includes 37,500 shares issuable upon exercise of outstanding options.

(18) Includes 12,500 shares issuable upon exercise of outstanding options. Also includes 75,182 shares held by Macke Limited Partnership and 2,723 shares issuable upon exercise of outstanding warrants held by Macke Limited Partnership, of which Mr. Macke is the general partner.

(19) Includes 202,421 shares held by H&Q Select Comfort Investors, L.P., a related party to Hambrecht & Quist LLC. Also includes 4,500 shares issuable upon exercise of outstanding warrants held by H&Q Select Comfort Investors, L.P. Mr. Valette by virtue of his affiliation with the general partner of H&Q Select Comfort Investors, L.P. may be deemed to be the beneficial owner of such shares; however, he disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(20) Includes an aggregate of 611,401 shares issuable upon exercise of outstanding options and warrants held by officers, directors and their affiliates. Also includes all shares beneficially owned by St. Paul Venture Capital, Inc. and Consumer Venture Partners. See notes (2) and (3) above.

(21) Includes 4,000 shares issuable upon the exercise of outstanding warrants.

(22) Includes 470 shares issuable upon the exercise of outstanding warrants.

(23) Includes 4,000 shares issuable upon the exercise of outstanding warrants. A majority of the limited partners of Bayview Investors, Ltd. are directors or employees of BancBoston Robertson Stephens.

(24) Includes 20,750 shares issuable upon the exercise of outstanding options. Mr. Downs is currently an employee of the Company.

(25) Includes 11,136 shares issuable upon the exercise of outstanding options. Mr. Gaboury is currently an employee of the Company.

(26) Includes 470 shares issuable upon the exercise of outstanding warrants.

(27) Mr. Hutton is a former executive officer of the Company.

(28) Includes 4,302 shares issuable upon the exercise of outstanding options. Ms. Jones is currently an employee of the Company.

(29) Includes 470 shares issuable upon the exercise of outstanding warrants.

(30) Includes 1,900 shares issuable upon the exercise of outstanding warrants.

(31) Mr. Knase is a former employee of the Company.

(32) Includes 29,500 shares held by J.P. Poole and D.M. Poole. Mr. Poole was a party to a Stock Restriction Agreement pursuant to which the holders of the Company's preferred stock and Mr. Poole had certain rights of first refusal to purchase and participate in any sales of shares of the Company's capital stock by Mr. and Mrs. Robert and JoAnn Walker. This agreement terminated on December 31, 1997. See "Certain Transactions--Voting Agreement and Stock Restriction Agreement."

(33) Includes 9,118 shares issuable upon the exercise of outstanding options. Ms. Puerzer is currently an employee of the Company.

(34) Includes 1,900 shares issuable upon the exercise of outstanding warrants.

(35) Includes 12,500 shares issuable upon the exercise of outstanding options. Also includes 10,000 shares held by Sculley Brothers LLC and 2,000 shares held by Sculley Investment Ltd. Partnership. Mr. Sculley is a former director of the Company.

(36) Includes 470 shares issuable upon the exercise of outstanding warrants.

(37) Includes 258,750 shares held by Mrs. Walker's spouse. See note (38) below. Mr. and Mrs. Walker were parties to a Stock Restriction Agreement pursuant to which the holders of the Company's preferred stock and J.P. Poole had certain rights of first refusal to purchase and participate in any sales of shares of the Company's capital stock by Mr. and Mrs. Walker. This agreement terminated on December 31, 1997. See "Certain Transactions--Voting Agreement and Stock Restriction Agreement."

(38) Includes 218,750 shares held by Mr. Walker's spouse. See note (37) above. Mr. and Mrs. Walker were parties to a Stock Restriction Agreement pursuant to which the holders of the Company's preferred stock and J.P. Poole had certain rights of first refusal to purchase and participate in any sales of shares of the Company's capital stock by Mr. and Mrs. Walker. This agreement terminated on December 31, 1997. See "Certain Transactions--Voting Agreement and Stock Restriction Agreement."

(39) Includes 41,814 shares held by Mr. Walker's IRA.

                          DESCRIPTION OF CAPITAL STOCK

    Assuming the conversion of all outstanding shares of preferred stock into Common Stock and the filing of the Articles upon completion of this offering, the authorized capital stock of the Company will consist of 95,000,000 shares of Common Stock and 5,000,000 shares of Undesignated Preferred Stock. The following summary of the terms and provisions of the Company's capital stock does not purport to be complete and is qualified in its entirety by reference to the Company's Articles and applicable law.

COMMON STOCK

    As of October 3, 1998, there were 15,322,249 shares of Common Stock issued and outstanding, held of record by 180 shareholders. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders, and are not entitled to cumulate votes. Subject to preferences that may be applicable to any outstanding shares of Undesignated Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets that are legally available for distribution after payment of all debts and other liabilities and subject to the prior rights of any holders of the outstanding shares of Undesignated Preferred Stock. The holders of Common Stock have no preemptive, subscription, redemption, sinking fund or conversion rights. All outstanding shares of Common Stock are fully paid and nonassessable, and the shares of Common Stock to be issued upon completion of this offering will be fully paid and nonassessable.

UNDESIGNATED PREFERRED STOCK

    As of the date of this Prospectus, no shares of Undesignated Preferred Stock were issued and outstanding. Under Minnesota law, no action by the Company's shareholders is necessary, and only action by the Board of Directors is required, to authorize the issuance of any of the shares of Undesignated Preferred Stock. Subject to certain limitations, the Board of Directors is empowered to establish, and to designate the name of each class or series of the shares of Undesignated Preferred Stock and to set the terms of such shares (including terms with respect to redemption, sinking fund, dividend, liquidation, preemptive conversion and voting rights and preferences). The Board of Directors can issue shares of such class or series to, among other individuals, the holders of another class or series of Undesignated Preferred Stock or to the holders of the Common Stock. Accordingly, the Board of Directors, without shareholder approval, could issue Undesignated Preferred Stock with dividend, voting and conversion rights which could adversely affect the rights of the holders of Common Stock. The Undesignated Preferred Stock may have the effect of discouraging an attempt, through acquisition of a substantial number of shares of the Common Stock, to acquire control of the Company with a view to effecting a merger, sale or exchange of assets or a similar transaction. The Company has no present plans to issue Undesignated Preferred Stock.

OPTIONS AND WARRANTS

    As of October 3, 1998, the Company had outstanding options to purchase an aggregate of 1,660,527 shares of Common Stock at a weighted average exercise price of $6.38 per share and warrants to purchase an aggregate of 1,589,780 shares of Common Stock at a weighted average exercise price of $8.27 per share. All outstanding options and warrants provide for antidilution adjustments in the event of certain mergers, consolidations, reorganizations, recapitalizations, stock dividends, stock splits or other changes in the corporate structure of the Company. Certain of the outstanding warrants provide for antidilution adjustments if the Company sells any shares of capital stock or securities exercisable for or convertible into shares of capital stock for less than $5.25 per share. Holders of the outstanding warrants have certain demand and incidental registration rights with respect to the shares issuable upon exercise of the warrants. See "--Registration Rights."

REGISTRATION RIGHTS

    AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

    The holders of 12,332,364 shares of Common Stock and warrants to purchase an aggregate of 239,954 shares of Common Stock (the "Registrable Securities") or their transferees are entitled to certain rights with respect to the registration of such shares under the Securities Act pursuant to the terms of the Amended and Restated Registration Rights Agreement, dated as of December 28, 1995, as amended (the "Registration Rights Agreement"), among the Company and the holders of Registrable Securities. If at any time the holders of specified amounts of Registrable Securities request that the Company file a registration statement covering the Registrable Securities, the Company will use its best efforts to cause such securities to be registered. The Company is not required to file more than two registration statements, other than on Form S-2 or Form S-3, pursuant to such demand rights, or more than one registration statement, other than on Form S-2 or Form S-3, in any twelve-month period. The holders of specified amounts of Registrable Securities also have the right to require the Company to file a registration statement on Form S-2 or Form S-3 an unlimited number of times, provided that the Company is not required to register any Registrable Securities which are freely transferable under the provisions of Rule 144(k) under the Securities Act. In addition, the holders of Registrable Securities are entitled to have Registrable Securities included in a registration statement filed on behalf of the Company provided that the Company is not required to include any Registrable Securities which are freely transferable under the provisions of Rule 144(k) under the Securities Act. In any underwritten public offering, the foregoing registration rights are limited to the extent that the managing underwriter has the right (i) to limit the number of Registrable Securities to be included in the registration statement,
(ii) to prohibit the sale of any securities of the Company other than those registered and included in the underwritten offering for a period of 180 days, and (iii) to require holders of Registrable Securities not to sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of any securities of the Company (other than the securities included in the registration) without the prior written consent of such underwriters for a period up to 180 days from the effective date of such registration. The Company will bear the expenses of registration of any of the Registrable Securities, except for any underwritten discounts and commissions which will be borne by the participating shareholders in proportion to the number of shares sold and except for any expenses incurred in connection with a registration statement on Form S-2 or Form S-3 filed at the request of holders of Registrable Securities the minimum offering of which is less than $1.0 million. The registration rights granted under the Registration Rights Agreement terminate as to any Registrable Securities when such Registrable Securities have been effectively registered and sold by the holder thereof or when such Registrable Securities have been sold pursuant to Rule 144 under the Securities Act. Although the foregoing registration rights have been waived with respect to this offering, the registration rights held by the holders of 690,725 shares of Common Stock and warrants to purchase an aggregate of 41,965 shares of Common Stock will terminate upon the consummation of this offering since such shares of Common Stock will have been registered and sold by the holders thereof.

    GENERAL ELECTRIC WARRANTS

    General Electric Capital Corporation ("GECC") possesses certain rights to register of up to 1,315,096 shares of Common Stock (the "GE Registrable Securities") issuable upon exercise of a warrant granted in connection with the Company's March 1997 debt financing and an additional warrant agreed to be granted in November 1998. Commencing six months following the consummation of this offering (assuming this offering constitutes a Qualified IPO, as defined below), holders of an aggregate of 30% or more of the GE Registrable Securities or holders of GE Registrable Securities having a minimum anticipated aggregate offering price of at least $5.0 million, may request that the Company register the GE Registrable Securities under the Securities Act, subject to the limitations below. A "Qualified IPO" means a sale of the Company's Common Stock pursuant to an initial public offering registered under the Securities Act which yields net proceeds to the Company (after underwriting discounts and commissions) of at least $20.0 million and which results in a post-offering valuation of the Company's total equity of at least $200.0 million based on the per share offering price and the number of issued and outstanding shares of the

Company's Common Stock. The Company is not required to file more than two registration statements pursuant to such demand rights unless the Company is eligible to file a registration statement on Form S-3 in which event such holders are entitled to an unlimited number of such registrations. In addition, the holders of GE Registrable Securities are entitled to have GE Registrable Securities included in a registration statement filed on behalf of the Company (other than a registration statement on Form S-4 and Form S-8); provided, that the Company is not required to include any GE Registrable Securities which are transferable without registration under the Securities Act. The Company is not required to register GE Registrable Securities pursuant to a holder's demand right, if the Company has had a registration statement under which such holder had a right to have its GE Registrable Securities included pursuant to its demand and incidental rights declared effective within one year prior to the date of the request pursuant to its demand rights; provided, however, that if any holder elected to have GE Registrable Securities included under such registration statement but some or all of such securities were excluded pursuant to underwriter's advice, then such one-year period is reduced to six months. The Company will bear the expenses of registration of any of the GE Registrable Securities, except for any fees, discounts or commissions to any underwriter or any fees or disbursements of counsel for any underwriter and all expenses incurred in connection with any amendment or supplement to the registration statement or prospectus filed more than 180 days after the effective date of such registration statement because any holder of GE Registrable Securities has not sold such GE Registrable Securities requested to be registered. Such registration rights terminate when such GE Registrable Securities have been effectively registered under the Securities Act and sold or when the Company has received an opinion of counsel that such shares may be transferred without registration under the Securities Act. Upon the consummation of this offering, the registration rights with respect to 184,045 shares of Common Stock will terminate since such shares of Common Stock will have been either surrendered to the Company in a cashless exercise or registered and sold by GECC.

PROVISIONS WITH POTENTIAL ANTI-TAKEOVER EFFECT

    The Company is subject to the provisions of Sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act. These anti-takeover provisions may eventually operate to deny shareholders the receipt of a premium on their Common Stock and may also have a depressive effect on the market price of the Company's Common Stock. In general, Section 302A.671 provides that the shares of a corporation acquired in a "control share acquisition" have no voting rights unless voting rights are approved by the shareholders in a prescribed manner. A "control share acquisition" is defined as an acquisition of beneficial ownership of shares that would, when added to all other shares beneficially owned by the acquiring person, entitle the acquiring person to have voting power of 20% or more in the election of directors. Section 302A.673 prohibits a public corporation from engaging in a "business combination" with an "interested shareholder" for a period of four years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions. An "interested shareholder" is a person who is the beneficial owner, of 10% or more of the corporation's voting stock. Reference is made to the detailed terms of Sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act.

    The Company's Articles provide for a classified Board of Directors serving staggered terms of three years. In addition, shareholders are not entitled to cumulative voting in the election of directors and may not remove a director without cause. The Articles also require the approval of two-thirds of the outstanding voting power of the Company entitled to vote in the event of any sale or merger of the Company. The authorization of Undesignated Preferred Stock makes it possible for the Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company. The foregoing provisions of the Company's Articles and the Minnesota Business Corporation Act may have the effect of deterring hostile takeovers or delaying changes in control of management of the Company.

LIMITATION ON LIABILITY OF DIRECTORS AND INDEMNIFICATION

    The Company's Articles limit the liability of its directors to the fullest extent permitted by the Minnesota Business Corporation Act. Specifically, directors of the Company will not be personally liable for monetary damages for breach of fiduciary duty as directors, except liability for (i) any breach of the duty of loyalty to the Company or its shareholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) dividends or other distributions of corporate assets that are in contravention of certain statutory or contractual restrictions, (iv) violations of certain Minnesota securities laws, or (v) any transaction from which the director derives an improper personal benefit. Liability under federal securities law is not limited by the Restated Articles.

    The Company also maintains a directors and officers insurance policy pursuant to which directors and officers of the Company are insured against liability for certain actions in their capacity as directors and officers.

    The Minnesota Business Corporation Act requires that the Company indemnify any director, officer or employee made or threatened to be made a party to a proceeding, by reason of the former or present official capacity of the person, against judgments, penalties, fines, settlements and reasonable expenses incurred in connection with the proceeding if certain statutory standards are met. "Proceeding" means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including a derivative action in the name of the Company. Reference is made to the detailed terms of the Minnesota indemnification statute, Section 302A.521 of the Minnesota Business Corporation Act, for a complete statement of such indemnification rights. The Company's Articles also require the Company to provide indemnification to the fullest extent of the Minnesota indemnification statute.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company is aware that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for the Common Stock is Norwest Bank Minnesota, N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon the consummation of this offering, the Company will have 18,122,249 shares of Common Stock outstanding, assuming no exercise of options or warrants after October 3, 1998. Of these shares, the 4,000,000 shares sold in this offering will be freely tradable without restriction under the Securities Act, unless purchased by an "affiliate" of the Company, as that term is defined in Rule 144 under the Securities Act. The remaining 14,122,249 shares of Common Stock held by existing shareholders are "restricted securities" as defined in Rule 144 and may be sold in the public market only if registered, or pursuant to an exemption from registration such as Rule 144, 144(k) or 701 under the Securities Act. Holders of an aggregate of 13,797,022 shares of Common Stock, have entered into lock-up agreements under which they have agreed that they will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell or otherwise dispose of, any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into shares of Common Stock owned by them during the 180-day period following the date of this Prospectus. Hambrecht & Quist LLC may, in its sole discretion at any time without notice, release any portion of the shares subject to the lock-up agreements during the 180-day period. Upon expiration of these agreements, 13,747,722 shares of Common Stock will be eligible for immediate resale in the public market subject to the limitations of Rule 144. Of such shares, approximately 5,504,333 will be eligible for resale in the public market pursuant to Rule 144(k) without regard to the volume and manner of sale limitations in Rule 144. Of the 460,379 shares not subject to lock-up agreements, 350,126 shares will be eligible for immediate resale in the public market pursuant to Rule 144(k) and the remainder will be eligible for resale in the public market subject to the limitations of Rule 144.

    In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares for at least one year, within any three-month period commencing 90 days after the date of this Prospectus, may sell a number of shares that does not exceed the greater of (i) one percent of the number of shares of Common Stock then outstanding (approximately 181,222 shares immediately after this offering) or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are generally subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Under Rule 701 under the Securities Act, persons who purchase shares upon exercise of options granted prior to the effective date of this offering are entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice provisions of Rule 144.


    As of October 3, 1998, options to purchase 1,660,527 shares of Common Stock were outstanding under the Company's option plans. The Company expects to grant options to purchase an aggregate of up to 225,000 shares of Common Stock in connection with this offering. Options covering an aggregate of 1,465,687 shares are subject to the lock-up agreements described above. Approximately 30 days after the completion of this offering, the Company intends to file Registration Statements on Form S-8 covering shares issuable under the Company's 1990 Omnibus Stock Option Plan and 1997 Stock Incentive Plan (including shares subject to then outstanding options), thus permitting the resale of such shares in the public market without restrictions under the Securities Act after expiration of the applicable lock-up agreements. In addition, as of October 3, 1998, warrants to purchase 1,589,780 shares of Common Stock were outstanding. Warrants covering an aggregate of 1,549,537 shares are subject to the lock-up agreements described above.

    A total of 11,641,639 of the shares outstanding immediately following the completion of this offering and the holders of warrants to purchase 1,329,040 shares of Common Stock will be entitled to registration rights with respect to such shares. The number of shares sold in the public market could increase if such rights are exercisable.

    Because there has been no public market for shares of the Company's Common Stock, the Company is unable to predict the effect that sales made under Rule 144, pursuant to future registration statements, or otherwise, may have on any then prevailing market price for shares of the Common Stock. Nevertheless, sales of a substantial amount of Common Stock in the public market, or the perception that such sales could occur, could adversely affect market prices.

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below, through their Representatives, Hambrecht & Quist LLC, BancBoston Robertson Stephens Inc., Piper Jaffray Inc. and Charles Schwab & Co., Inc. have severally agreed to purchase from the Company and the Selling Shareholders the following respective number of shares of Common Stock:

                                                                                     NUMBER OF
NAME                                                                                  SHARES
----------------------------------------------------------------------------------  -----------
Hambrecht & Quist LLC.............................................................
BancBoston Robertson Stephens Inc.................................................
Piper Jaffray Inc.................................................................
Charles Schwab & Co., Inc.........................................................

                                                                                    -----------
    Total.........................................................................
                                                                                    -----------
                                                                                    -----------

    The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company, its counsel and independent auditors. The nature of the Underwriters' obligation is such that they are committed to purchase all shares of Common Stock offered hereby if any of such shares are purchased.

    The Underwriters propose to offer the shares of Common Stock directly to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess
of $      per share. The Underwriters may allow and such dealers may reallow a
concession not in excess of $      per share to certain other dealers. After the
initial public offering of the shares, the offering price and other selling terms may be changed by the Representatives of the Underwriters. The Representatives have informed the Company that the Underwriters do not intend to confirm discretionary sales in excess of 5% of the Common Stock offered hereby.

    The Company and the Selling Shareholders have granted to the Underwriters an option, exercisable no later than 30 days after the date of this Prospectus, to purchase up to 600,000 additional shares of Common Stock at the initial public offering price, less the underwriting discount, set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise this option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the above table bears to the total number of shares of Common Stock offered hereby. The Company and the Selling Shareholders will be obligated, pursuant to the option, to sell shares to the Underwriters to the extent the option is exercised. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of shares of Common Stock offered hereby.

    The offering of the shares are offered by the several Underwriters subject to prior sale, receipt and acceptance by them and subject to the right of the Underwriters to reject any order in whole or in part and certain other conditions.

    The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect thereof.

    The Selling Shareholders and certain other shareholders of the Company, including the executive officers and directors, who will own in the aggregate 13,797,022 shares of Common Stock after the offering, have agreed that they will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into shares of Common Stock owned by them during the 180-day period following the date of this Prospectus. The Company has agreed that it will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into shares of Common Stock during the 180-day period following the date of this Prospectus, except that the Company may issue shares upon the exercise of options and warrants granted prior to the date hereof, and may grant additional options under its stock option plans, subject to the 180-day period described above.

    Prior to the offering, there has been no public market for the Common Stock. The initial public offering price for the Common Stock will be determined by negotiation among the Company, the Selling Shareholders and the Representatives. Among the factors to be considered in determining the initial public offering price are prevailing market and economic conditions, revenues and earnings of the Company, market valuations of other companies engaged in activities similar to the Company's business operations, the Company's management and other factors deemed relevant. The estimated initial public offering price range set forth on the cover of this preliminary prospectus is subject to change as a result of market conditions and other factors.

    Certain persons participating in the offering may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Common Stock at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of the Common Stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. A penalty bid means an arrangement that permits the Underwriters to reclaim a selling concession from a syndicate member in connection with the offering when shares of Common Stock sold by the syndicate member are purchased in syndicate covering transactions. Such transactions may be effected on the Nasdaq National Market, in the over-the-counter market, or otherwise. Such stabilizing, if commenced, may be discounted at any time.

    H&Q Select Comfort Investors, L.P., H&Q London Ventures and Hambrecht & Quist California, related parties to Hambrecht & Quist LLC, one of the Representatives, own in the aggregate 405,495 shares of the Company's Common Stock and warrants to purchase an aggregate of 11,880 shares of the Company's Company's Common Stock.

                                 LEGAL MATTERS

    The validity of the Common Stock offered hereby will be passed upon for the Company by Oppenheimer Wolff & Donnelly LLP, Minneapolis, Minnesota. Mark A. Kimball, a partner in the law firm of Oppenheimer Wolff & Donnelly LLP, beneficially owns 1,000 shares of Common Stock. Orrick, Herrington & Sutcliffe LLP, San Francisco, California will pass upon certain legal matters for the Underwriters.

                                    EXPERTS

    The consolidated financial statements of Select Comfort Corporation as of December 28, 1996, January 3, 1998 and October 3, 1998, and for each of the years in the three-year period ended January 3, 1998, and for the nine-month period ended October 3, 1998 have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

    Certain information concerning the fair market value of a put warrant held by GECC has been prepared and included in the consolidated financial statements of the Company set forth herein in reliance upon the reports of Houlihan Valuation Advisors and upon the authority of said firm as experts in valuation matters.

                             ADDITIONAL INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission"), a Registration Statement on Form S-1 under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement and the exhibits and schedules thereto may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington D.C. 20549, and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of all or any part of the Registration Statement may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements, and other information that has been or will be filed by the Company.

    The Company intends to furnish holders of the Common Stock with annual reports containing audited financial statements certified by independent auditors, and quarterly reports for each of the first three quarters of each year containing unaudited financial information.

                  SELECT COMFORT CORPORATION AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
Pro Forma Consolidated Financial Statements................................................................        F-2

  Pro Forma Consolidated Statement of Operations for the year ended January 3, 1998 (unaudited)............        F-2

  Pro Forma Consolidated Statements of Operations for the nine months ended September 27, 1997 and October
    3, 1998 (unaudited)....................................................................................        F-3

  Pro Forma Consolidated Balance Sheet as of October 3, 1998 (unaudited)...................................        F-4

Consolidated Financial Statements..........................................................................        F-5

  Report of Independent Auditors...........................................................................        F-5

  Consolidated Balance Sheets as of December 28, 1996 and January 3, 1998 and October 3, 1998..............        F-6

  Consolidated Statements of Operations for the years ended December 30, 1995, December 28, 1996 and
    January 3, 1998 and the nine months ended September 27, 1997 (unaudited) and October 3, 1998...........        F-7

  Consolidated Statements of Shareholders' Deficit for the years ended December 30, 1995, December 28, 1996
    and January 3, 1998 and the nine months ended October 3, 1998..........................................        F-8

  Consolidated Statements of Cash Flows for the years ended December 30, 1995, December 28, 1996 and
    January 3, 1998 and the nine months ended September 27, 1997 (unaudited) and October 3, 1998...........        F-9

  Notes to Consolidated Financial Statements...............................................................       F-10

                  PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

    The pro forma consolidated statements of operations data set forth below for the year ended January 3, 1998 and for the nine months ended September 27, 1997 and October 3, 1998 give effect to the offering as if it had occurred on December 29, 1996. The pro forma adjustments are based upon currently available information and certain assumptions that management of the Company believes are reasonable under the circumstances.

                  SELECT COMFORT CORPORATION AND SUBSIDIARIES

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                           YEAR ENDED JANUARY 3, 1998
                                  (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                      JANUARY 3, 1998
                                                                            -----------------------------------
                                                                                         PRO FORMA
                                                                            HISTORICAL  ADJUSTMENTS  PRO FORMA
                                                                            ----------  -----------  ----------
Net sales.................................................................  $  184,430   $  --       $  184,430
Cost of sales.............................................................      66,629      --           66,629
                                                                            ----------  -----------  ----------
    Gross margin..........................................................     117,801      --          117,801
                                                                            ----------  -----------  ----------
Operating expenses:
  Sales and marketing.....................................................      99,218      --           99,218
  General and administrative..............................................      16,505      --           16,505
                                                                            ----------  -----------  ----------
    Total operating expenses..............................................     115,723      --          115,723
                                                                            ----------  -----------  ----------
Operating income..........................................................       2,078      --            2,078
                                                                            ----------  -----------  ----------
Other income (expense):
  Interest income.........................................................         682      --              682
  Interest expense........................................................      (5,234)      3,250(1)       (346)
                                                                                             1,638(2)
  Other, net..............................................................        (231)     --             (231)
                                                                            ----------  -----------  ----------
    Other income (expense), net...........................................      (4,783)      4,888          105
                                                                            ----------  -----------  ----------
Income (loss) before income taxes.........................................      (2,705)      4,888        2,183
Income tax expense........................................................         141         459(2)        600
                                                                            ----------  -----------  ----------
Net income (loss).........................................................  $   (2,846)  $   4,429   $    1,583
                                                                            ----------  -----------  ----------
Cumulative preferred dividends............................................        (900)        900(3)     --
                                                                            ----------  -----------  ----------
Net income (loss) available to common shareholders........................  $   (3,746)  $   5,329   $    1,583
                                                                            ----------  -----------  ----------
                                                                            ----------  -----------  ----------
Net income (loss) per common share, diluted...............................  $    (1.59)              $     0.09
                                                                            ----------               ----------
                                                                            ----------               ----------
Weighted average common shares, diluted...................................       2,353      16,012(4)     18,365

------------------------
(1) Includes a pro forma adjustment for the elimination of non-cash interest expense associated with a put warrant, the put feature of which will be terminated upon the consummation of this offering.

(2) Includes a pro forma adjustment for the elimination of interest expense associated with the repayment of $15.0 million of the Company's outstanding indebtedness from the proceeds of this offering and related tax effects.

(3) Gives effect to the elimination of cumulative preferred dividends as a result of the conversion of outstanding shares of preferred stock into Common Stock upon the consummation of this offering.

(4) Gives effect to the conversion of all outstanding shares of preferred stock into Common Stock upon the consummation of this offering, the dilutive effect of outstanding options and warrants, and shares to be issued upon the consummation of this offering.

                  SELECT COMFORT CORPORATION AND SUBSIDIARIES

                PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

            NINE MONTHS ENDED SEPTEMBER 27, 1997 AND OCTOBER 3, 1998
                                  (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                SEPTEMBER 27, 1997                       OCTOBER 3, 1998
                                       -------------------------------------  -------------------------------------
                                                     PRO FORMA                              PRO FORMA
                                       HISTORICAL   ADJUSTMENTS   PRO FORMA   HISTORICAL   ADJUSTMENTS   PRO FORMA
                                       ----------  -------------  ----------  ----------  -------------  ----------
Net sales............................  $  126,470    $  --        $  126,470  $  178,835    $  --        $  178,835
Cost of sales........................      44,886       --            44,886      62,290       --            62,290
                                       ----------       ------    ----------  ----------       ------    ----------
  Gross margin.......................      81,584       --            81,584     116,545       --           116,545
                                       ----------       ------    ----------  ----------       ------    ----------

Operating expenses:
  Sales and marketing................      69,476       --            69,476      95,231       --            95,231
  General and administrative.........      11,593       --            11,593      13,932       --            13,932
                                       ----------       ------    ----------  ----------       ------    ----------
    Total operating expenses.........      81,069       --            81,069     109,163       --           109,163
                                       ----------       ------    ----------  ----------       ------    ----------
Operating income.....................         515       --               515       7,382       --             7,382
                                       ----------       ------    ----------  ----------       ------    ----------
Other income (expense):
  Interest income....................         484       --               484         548                        548
  Interest expense...................      (3,251)       1,900(1)       (259)     (6,995)       5,222(1)       (135)
                                                         1,092(2)                               1,638(2)
  Other, net.........................        (256)      --              (256)     --           --            --
                                       ----------       ------    ----------  ----------       ------    ----------
    Other income (expense), net......      (3,023)       2,992           (31)     (6,447)       6,860           413
                                       ----------       ------    ----------  ----------       ------    ----------
Income (loss) before income taxes....      (2,508)       2,992           484         935        6,860         7,795
Income tax expense...................          16          306(2)        322       1,348          459(2)      1,807
                                       ----------       ------    ----------  ----------       ------    ----------
Net income (loss)....................  $   (2,524)   $   2,686    $      162  $     (413)   $   6,401    $    5,988
Cumulative preferred dividends.......        (675)         675(3)     --            (675)         675(3)     --
                                       ----------       ------    ----------  ----------       ------    ----------
Net income (loss) available to common
  shareholders.......................  $   (3,199)   $   3,361    $      162  $   (1,088)   $   7,076    $    5,988
                                       ----------       ------    ----------  ----------       ------    ----------
                                       ----------       ------    ----------  ----------       ------    ----------
Net income (loss) per common share,
  diluted............................  $    (1.39)                $     0.01  $    (0.40)                $     0.30
                                       ----------                 ----------  ----------                 ----------
                                       ----------                 ----------  ----------                 ----------
Weighted average common shares,
  diluted............................       2,309       16,581(4)     18,890       2,746       16,948(4)     19,694

------------------------

(1) Includes a pro forma adjustment for the elimination of non-cash interest expense associated with a put warrant, the put feature of which will be terminated upon the consummation of this offering.

(2) Includes a pro forma adjustment for the elimination of interest expense associated with the repayment of $15.0 million of the Company's outstanding indebtedness from the proceeds of this offering and related tax effects.

(3) Gives effect to the elimination of cumulative preferred dividends as a result of the conversion of outstanding shares of preferred stock into Common Stock upon the consummation of this offering.

(4) Gives effect to the conversion of all outstanding shares of preferred stock into Common Stock upon the consummation of this offering, the dilutive effect of outstanding options and warrants, and shares to be issued upon the consummation of this offering.

    The pro forma consolidated balance sheet data set forth below at October 3, 1998 gives effect to the offering as if it had occurred on October 3, 1998. The pro forma adjustments are based upon currently available information and certain assumptions that management of the Company believes are reasonable under current circumstances.

                  SELECT COMFORT CORPORATION AND SUBSIDIARIES

                      PRO FORMA CONSOLIDATED BALANCE SHEET

                                OCTOBER 3, 1998
                                  (UNAUDITED)
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                             PRO FORMA
                                                                               HISTORICAL   ADJUSTMENTS   PRO FORMA
                                                                               -----------  -----------  -----------
                                                       ASSETS
Current assets:
  Cash and cash equivalents..................................................   $   9,579    $  41,097(3)  $  35,676
                                                                                               (15,000)(4)
  Accounts receivable, net...................................................       8,977       --            8,977
  Inventories................................................................      10,315       --           10,315
  Prepaid expenses...........................................................       4,479         (433)(3)      4,046
  Deferred tax assets........................................................         388       --              388
                                                                               -----------  -----------  -----------
      Total current assets...................................................      33,738       25,664       59,402
                                                                               -----------  -----------  -----------
Property and equipment, net..................................................      28,255       --           28,255
Other assets.................................................................       1,330         (573)(4)        757
                                                                               -----------  -----------  -----------
      Total assets...........................................................   $  63,323    $  25,091    $  88,414
                                                                               -----------  -----------  -----------
                                                                               -----------  -----------  -----------
                                        LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt.......................................   $   1,052    $  --        $   1,052
  Accounts payable...........................................................      12,247       --           12,247
  Accruals:
    Sales returns............................................................       5,620       --            5,620
    Warranty costs...........................................................       3,862       --            3,862
    Compensation, taxes and benefits.........................................       3,049       --            3,049
    Other....................................................................       4,302         (669)(4)      3,633
                                                                               -----------  -----------  -----------
      Total current liabilities..............................................      30,132         (669)      29,463
Long-term debt, less current maturities......................................      24,244      (10,892)(1)        167
                                                                                               (13,185)(1)
Other liabilities............................................................       1,691       --            1,691
                                                                               -----------  -----------  -----------
      Total liabilities......................................................      56,067      (24,746)      31,321
                                                                               -----------  -----------  -----------
Series A-E mandatorily redeemable preferred stock, $1.00--$1.25 par value;
  12,091,962 and no shares issued and outstanding, respectively..............      12,692      (12,692)(2)     --
Additional paid-in capital...................................................      14,920      (14,920)(2)     --
                                                                               -----------  -----------  -----------
                                                                                   27,612      (27,612)      --
                                                                               -----------  -----------  -----------
Common shareholders' equity (deficit):
  Undesignated preferred stock; no shares issued and outstanding.............      --           --           --
  Common stock, $.01 par value; 2,989,885 and 18,122,249 shares issued and
    outstanding, respectively................................................          30          123(2)        181
                                                                                                    28(3)
  Additional paid-in capital.................................................       3,328       27,489(2)     82,345
                                                                                                40,636(3)
                                                                                                10,892(1)
  Accumulated deficit........................................................     (22,720)      (1,719)(4)    (24,439)
  Notes receivable--investors................................................        (994)      --             (994)
                                                                               -----------  -----------  -----------
      Total common shareholders' equity (deficit)............................     (20,356)      77,449       57,093
                                                                               -----------  -----------  -----------
      Total liabilities and shareholders' equity.............................   $  63,323    $  25,091    $  88,414
                                                                               -----------  -----------  -----------
                                                                               -----------  -----------  -----------

------------------------------
(1) As adjusted to give effect to the reclassification of a put warrant from debt to common shareholders' equity upon the consummation of the offering.

(2) Reflects automatic conversion of preferred stock to common stock upon the consummation of the offering.

(3) Reflects the net proceeds from the issuance of 2,800,000 shares at an assumed initial public offering price of $16.00 per share.

(4) Reflects repayment of the Company's March 1997 $15.0 million indebtedness, the expensing of certain deferred costs associated therewith, and related tax effects.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders

Select Comfort Corporation:

    We have audited the accompanying consolidated balance sheets of Select Comfort Corporation and subsidiaries (the Company) as of December 28, 1996, January 3, 1998 and October 3, 1998, and the related consolidated statements of operations, shareholders' deficit, and cash flows for each of the years in the three-year period ended January 3, 1998 and for the nine months ended October 3, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Select Comfort Corporation and subsidiaries as of December 28, 1996, January 3, 1998 and October 3, 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended January 3, 1998 and for the nine months ended October 3, 1998 in conformity with generally accepted accounting principles.

                                          /s/ KPMG Peat Marwick LLP

Minneapolis, Minnesota
October 23, 1998

                           SELECT COMFORT CORPORATION
                                AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

             DECEMBER 28, 1996, JANUARY 3, 1998 AND OCTOBER 3, 1998
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                                        OCTOBER 3,
                                                                                   1996        1997        1998
                                                                                ----------  ----------  -----------
                                                      ASSETS
Current assets:
  Cash and cash equivalents...................................................  $    2,422  $   12,670   $   9,579
  Accounts receivable, net of allowance for doubtful accounts of $200, $1,901,
    and $2,817, respectively (note 2).........................................       1,202       6,001       8,977
  Inventories (note 3)........................................................       5,582       7,749      10,315
  Prepaid expenses............................................................       1,689       4,256       4,479
  Deferred tax assets.........................................................      --          --             388
                                                                                ----------  ----------  -----------
      Total current assets....................................................      10,895      30,676      33,738
Property and equipment, net (note 4)..........................................      18,316      25,183      28,255
Other assets..................................................................         583       1,382       1,330
                                                                                ----------  ----------  -----------
      Total assets............................................................  $   29,794  $   57,241   $  63,323
                                                                                ----------  ----------  -----------
                                                                                ----------  ----------  -----------

                                       LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities:
  Notes payable to investors (note 6).........................................  $    1,252  $   --       $  --
  Current maturities of long-term debt (note 7)...............................         563         999       1,052
  Accounts payable............................................................       9,173      12,199      12,247
  Accruals:
    Sales returns.............................................................       2,795       5,324       5,620
    Warranty costs............................................................       2,036       3,257       3,862
    Compensation, taxes and benefits..........................................       1,723       3,149       3,049
    Other.....................................................................       1,162       4,991       4,302
                                                                                ----------  ----------  -----------
      Total current liabilities...............................................      18,704      29,919      30,132
Long-term debt, less current maturities (note 7)..............................       1,162      19,511      24,244
Other liabilities.............................................................         532       1,237       1,691
                                                                                ----------  ----------  -----------
      Total liabilities.......................................................      20,398      50,667      56,067
                                                                                ----------  ----------  -----------
Series A-E mandatorily redeemable preferred stock, $1.00-$1.25 par value;
  12,123,390 shares authorized, 12,091,962 shares issued and outstanding (note
  8)..........................................................................      12,692      12,692      12,692
Additional paid-in capital....................................................      14,920      14,920      14,920
                                                                                ----------  ----------  -----------
                                                                                    27,612      27,612      27,612
                                                                                ----------  ----------  -----------
Common shareholders' deficit (note 9):
  Undesignated preferred stock; 5,000,000 shares authorized, no shares issued
    and outstanding...........................................................      --          --          --
  Common stock, $.01 par value; 25,000,000 shares authorized, 1,847,146 and
    2,477,660 and 2,989,885 shares issued and outstanding, respectively.......          19          25          30
  Additional paid-in capital..................................................       1,226       1,662       3,328
  Accumulated deficit.........................................................     (19,461)    (22,307)    (22,720)
  Notes receivable--investors (note 14).......................................      --            (418)       (994)
                                                                                ----------  ----------  -----------
      Total common shareholders' deficit......................................     (18,216)    (21,038)    (20,356)
                                                                                ----------  ----------  -----------
Commitments (notes 5, 7 and 15)
      Total liabilities and shareholders' deficit.............................  $   29,794  $   57,241   $  63,323
                                                                                ----------  ----------  -----------
                                                                                ----------  ----------  -----------

          See accompanying notes to consolidated financial statements.

                           SELECT COMFORT CORPORATION
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                YEARS ENDED DECEMBER 30, 1995, DECEMBER 28, 1996
                      AND JANUARY 3, 1998 AND NINE MONTHS
                  ENDED SEPTEMBER 27, 1997 AND OCTOBER 3, 1998
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                            NINE MONTHS ENDED
                                                                                        -------------------------
                                                                                        SEPTEMBER 27,  OCTOBER 3,
                                                       1995        1996        1997         1997          1998
                                                     ---------  ----------  ----------  -------------  ----------
                                                                                         (UNAUDITED)
Net sales..........................................  $  68,629  $  102,028  $  184,430   $   126,470   $  178,835
Cost of sales......................................     28,833      38,521      66,629        44,886       62,290
                                                     ---------  ----------  ----------  -------------  ----------
  Gross margin.....................................     39,796      63,507     117,801        81,584      116,545
                                                     ---------  ----------  ----------  -------------  ----------
Operating expenses:
  Sales and marketing..............................     34,164      54,814      99,218        69,476       95,231
  General and administrative.......................     10,221      12,457      16,505        11,593       13,932
                                                     ---------  ----------  ----------  -------------  ----------
      Total operating expenses.....................     44,385      67,271     115,723        81,069      109,163
                                                     ---------  ----------  ----------  -------------  ----------
Operating income (loss)............................     (4,589)     (3,764)      2,078           515        7,382
                                                     ---------  ----------  ----------  -------------  ----------
Other income (expense):
  Interest income..................................        136         244         682           484          548
  Interest expense (note 7)........................        (34)        (88)     (5,234)       (3,251)      (6,995)
  Other, net.......................................        (73)        (77)       (231)         (256)      --
                                                     ---------  ----------  ----------  -------------  ----------
      Other income (expense), net..................         29          79      (4,783)       (3,023)      (6,447)
                                                     ---------  ----------  ----------  -------------  ----------
Income (loss) before income taxes..................     (4,560)     (3,685)     (2,705)       (2,508)         935
Income tax expense (note 10).......................     --          --             141            16        1,348
                                                     ---------  ----------  ----------  -------------  ----------
Net loss...........................................  $  (4,560) $   (3,685) $   (2,846)  $    (2,524)  $     (413)
                                                     ---------  ----------  ----------  -------------  ----------
                                                     ---------  ----------  ----------  -------------  ----------
Cumulative preferred dividends.....................     --      $     (900) $     (900)  $      (675)  $     (675)
                                                     ---------  ----------  ----------  -------------  ----------
Net loss available to common shareholders..........  $  (4,560) $   (4,585) $   (3,746)  $    (3,199)  $   (1,088)
                                                     ---------  ----------  ----------  -------------  ----------
                                                     ---------  ----------  ----------  -------------  ----------
Net loss per common share (note 11)
  Basic............................................  $   (3.16) $    (2.61) $    (1.59)  $     (1.39)  $    (0.40)
                                                     ---------  ----------  ----------  -------------  ----------
                                                     ---------  ----------  ----------  -------------  ----------
  Diluted..........................................  $   (3.16) $    (2.61) $    (1.59)  $     (1.39)  $    (0.40)
                                                     ---------  ----------  ----------  -------------  ----------
                                                     ---------  ----------  ----------  -------------  ----------

          See accompanying notes to consolidated financial statements.

                           SELECT COMFORT CORPORATION
                                AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT
               YEARS ENDED DECEMBER 30, 1995, DECEMBER 28, 1996,
                              AND JANUARY 3, 1998
                     AND NINE MONTHS ENDED OCTOBER 3, 1998
                             (DOLLARS IN THOUSANDS)

                                                   COMMON STOCK       ADDITIONAL                     NOTES
                                              ----------------------    PAID-IN    ACCUMULATED   RECEIVABLE -
                                               SHARES      AMOUNT       CAPITAL      DEFICIT       INVESTORS      TOTAL
                                              ---------  -----------  -----------  ------------  -------------  ---------
Balance at December 31, 1994................  1,348,579   $      13    $     611    $  (11,216)    $  --        $ (10,592)
  Exercise of common stock options..........    186,153           2          121        --            --              123
  Conversion of subordinated debenture......     52,076           1          249        --            --              250
  Net loss..................................     --          --           --            (4,560)       --           (4,560)
                                              ---------  -----------  -----------  ------------        -----    ---------
Balance at December 30, 1995................  1,586,808          16          981       (15,776)       --          (14,779)
  Exercise of common stock options..........    260,338           3          245        --            --              248
  Net loss..................................     --          --           --            (3,685)       --           (3,685)
                                              ---------  -----------  -----------  ------------        -----    ---------
Balance at December 28, 1996................  1,847,146          19        1,226       (19,461)       --          (18,216)
  Exercise of common stock options..........    630,514           6          436        --            --              442
  Issuance of investor notes................     --          --           --            --              (418)        (418)
  Net loss..................................     --          --           --            (2,846)       --           (2,846)
                                              ---------  -----------  -----------  ------------        -----    ---------
Balance at January 3, 1998..................  2,477,660          25        1,662       (22,307)         (418)     (21,038)
  Exercise of common stock options and
    warrants................................    512,225           5        1,666        --            --            1,671
  Issuance of investor notes ...............     --          --           --            --              (576)        (576)
  Net loss..................................     --          --           --              (413)       --             (413)
                                              ---------  -----------  -----------  ------------        -----    ---------
Balance at October 3, 1998 .................  2,989,885   $      30    $   3,328    $  (22,720)    $    (994)   $ (20,356)
                                              ---------  -----------  -----------  ------------        -----    ---------
                                              ---------  -----------  -----------  ------------        -----    ---------

          See accompanying notes to consolidated financial statements.

                           SELECT COMFORT CORPORATION
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

               YEARS ENDED DECEMBER 30, 1995, DECEMBER 28, 1996,
                              AND JANUARY 3, 1998
          AND NINE MONTHS ENDED SEPTEMBER 27, 1997 AND OCTOBER 3, 1998
                                 (IN THOUSANDS)

                                                                                                                NINE MONTHS
                                                                                                                   ENDED
                                                                               1995       1996       1997     ---------------
                                                                             ---------  ---------  ---------   SEPTEMBER 27,
                                                                                                                   1997
                                                                                                              ---------------
                                                                                                                (UNAUDITED)
Cash flows from operating activities:
  Net loss.................................................................  $  (4,560) $  (3,685) $  (2,846)    $  (2,524)
  Adjustments to reconcile net loss to net cash provided by (used in)
    operating activities:
    Depreciation and amortization..........................................      1,090      2,094      4,030         2,744
    Loss on disposal of property and equipment.............................         11         66        264           264
    Deferred tax assets....................................................     --         --         --            --
    Interest expense from put warrant valuation............................     --         --          3,250         1,901
    Change in operating assets and liabilities:
      Accounts receivable, net.............................................       (488)      (421)    (4,799)           60
      Inventories..........................................................     (1,177)      (500)    (2,167)       (2,760)
      Prepaid expenses.....................................................       (171)      (781)    (2,567)       (1,413)
      Accounts payable.....................................................      1,961      4,039      3,026         2,493
      Accrued sales returns................................................      1,102        888      2,529         1,766
      Accrued warranty costs...............................................        782        646      1,221         1,178
      Accrued compensation, taxes and benefits.............................        813        393      1,426           560
      Other accrued liabilities............................................        332        158      3,829         1,087
      Other assets.........................................................       (154)       (91)      (565)         (507)
      Other liabilities....................................................         55        270        705           642
                                                                             ---------  ---------  ---------       -------
        Net cash provided by (used in) operating activities................       (404)     3,076      7,336         5,491
                                                                             ---------  ---------  ---------       -------
Cash flows from investing activities:
    Purchases of property and equipment....................................     (5,614)   (10,122)   (10,727)       (9,031)
                                                                             ---------  ---------  ---------       -------
        Net cash used in investing activities..............................     (5,614)   (10,122)   (10,727)       (9,031)
                                                                             ---------  ---------  ---------       -------
Cash flows from financing activities:
  Proceeds from issuance of debt...........................................         31      2,850     16,184        16,184
  Principal payments on debt...............................................     --           (523)    (2,203)       (1,968)
  Debt issuance costs......................................................     --         --           (781)         (781)
  Proceeds from issuance of common stock...................................        123        292        439           399
  Proceeds from issuance of redeemable preferred stock                           8,956        (13)    --            --
                                                                             ---------  ---------  ---------       -------
        Net cash provided by financing activities..........................      9,110      2,606     13,639        13,834
                                                                             ---------  ---------  ---------       -------
        Increase (decrease) in cash and cash equivalents...................      3,092     (4,440)    10,248        10,294
Cash and cash equivalents, at beginning of period..........................      3,770      6,862      2,422         2,422
                                                                             ---------  ---------  ---------       -------
Cash and cash equivalents, at end of period................................  $   6,862  $   2,422  $  12,670     $  12,716
                                                                             ---------  ---------  ---------       -------
                                                                             ---------  ---------  ---------       -------


                                                                             -----------

Cash flows from operating activities:
  Net loss.................................................................   $    (413)
  Adjustments to reconcile net loss to net cash provided by (used in)
    operating activities:
    Depreciation and amortization..........................................       3,985
    Loss on disposal of property and equipment.............................      --
    Deferred tax assets....................................................        (388)
    Interest expense from put warrant valuation............................       5,222
    Change in operating assets and liabilities:
      Accounts receivable, net.............................................      (2,976)
      Inventories..........................................................      (2,566)
      Prepaid expenses.....................................................        (223)
      Accounts payable.....................................................          48
      Accrued sales returns................................................         296
      Accrued warranty costs...............................................         605
      Accrued compensation, taxes and benefits.............................        (100)
      Other accrued liabilities............................................        (689)
      Other assets.........................................................        (618)
      Other liabilities....................................................         454
                                                                             -----------
        Net cash provided by (used in) operating activities................       2,637
                                                                             -----------
Cash flows from investing activities:
    Purchases of property and equipment....................................      (6,659)
                                                                             -----------
        Net cash used in investing activities..............................      (6,659)
                                                                             -----------
Cash flows from financing activities:
  Proceeds from issuance of debt...........................................      --
  Principal payments on debt...............................................        (740)
  Debt issuance costs......................................................      --
  Proceeds from issuance of common stock...................................       1,671
  Proceeds from issuance of redeemable preferred stock                           --
                                                                             -----------
        Net cash provided by financing activities..........................         931
                                                                             -----------
        Increase (decrease) in cash and cash equivalents...................      (3,091)
Cash and cash equivalents, at beginning of period..........................      12,670
                                                                             -----------
Cash and cash equivalents, at end of period................................   $   9,579
                                                                             -----------
                                                                             -----------

          See accompanying notes to consolidated financial statements.

                  SELECT COMFORT CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (INFORMATION PERTAINING TO THE NINE MONTHS ENDED SEPTEMBER 27, 1997 IS
                                   UNAUDITED)

(1)  BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BUSINESS

    Select Comfort Corporation and its wholly owned subsidiaries (the Company) develop, manufacture, and market air beds and sleep-related products. The Company's fiscal year ends on the Saturday closest to December 31. Fiscal years 1995 and 1996 each had 52 weeks. Fiscal 1997 had 53 weeks. Certain prior year amounts have been reclassified to conform to the current year presentation.

    PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

    INTERIM FINANCIAL INFORMATION

    The financial information presented for the nine months ended September 27, 1997 is unaudited. In the opinion of management, this unaudited financial information contains all adjustments (which consist only of normal, recurring adjustments) necessary for a fair presentation. Operating results for the nine months ended October 3, 1998 are not necessarily indicative of results that may be expected for the full year.

    CASH AND CASH EQUIVALENTS

    Cash and cash equivalents include highly liquid investments with initial maturities of three months or less.

    INVENTORIES

    Inventories includes material, labor, and overhead and is stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

    PROPERTY AND EQUIPMENT

    Property and equipment, carried at cost, are depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to seven years. Leasehold improvements are amortized over the shorter of the life of the lease or ten years.

    OTHER ASSETS

    Other assets include security deposits, patents, trademarks, and debt issuance costs. Patents and trademarks are amortized using the straight-line method over a 17-year period and 15-year period, respectively. Debt issuance costs are amortized using the straight-line method over the term of the debt.

    ACCOUNTING ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the

                  SELECT COMFORT CORPORATION AND SUBSIDIARIES

     (INFORMATION PERTAINING TO THE NINE MONTHS ENDED SEPTEMBER 27, 1997 IS
                                   UNAUDITED)

(1) BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    ACCRUED WARRANTY COSTS

    The Company has a 20-year warranty on air beds, the last 15 years of which are on a prorated basis. Estimated warranty costs are provided at the time of sale of the warranted products. Estimates are based upon historical warranty claims incurred by the Company. Given the limited history available, actual results could differ from these estimates.

    ACCRUED SALES RETURNS

    Estimated sales returns are provided at the time of sale based upon historical sales returns. Returns are allowed by the Company for 90 nights following the sale.

    IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF

    The Company reviews its long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

    FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying value of cash and cash equivalents and accounts receivable approximate fair value because of the short-term maturity of those instruments. The fair value of long-term debt approximates carrying value based on the Company's estimate of rates that would be available to it for debt of the same remaining maturities. Warrants are recorded at fair value based on a third party valuation. The Company believes it is not practical to estimate a fair market value different from the redeemable preferred stock's carrying value, as this security has numerous unique features (See Note 8).

    REVENUE RECOGNITION

    Revenue is recognized when products are shipped to customers net of estimated returns.

    STOCK COMPENSATION

    The Company records compensation expense for option grants under its stock option plan if the current market value of the underlying stock at the grant date exceeds the stock option exercise price. Pro forma disclosure of the net income impact of applying an alternative method of recognizing stock compensation expense over the vesting period based on the fair value of all stock-based awards on the date of grant is presented in Note 9.

                  SELECT COMFORT CORPORATION AND SUBSIDIARIES

     (INFORMATION PERTAINING TO THE NINE MONTHS ENDED SEPTEMBER 27, 1997 IS
                                   UNAUDITED)

(1) BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) RESEARCH AND DEVELOPMENT COSTS

    Costs incurred in connection with research and development are charged to expense as incurred. Research and development expense was $1,412,000, $1,464,000 and $1,819,000 in 1995, 1996 and 1997, respectively, and $1,310,000 and
$1,085,000 for the nine months ended September 27, 1997 and October 3, 1998, respectively.

    PRE-OPENING COSTS

    Costs associated with the opening of new stores are expensed as incurred.

    DIRECT RESPONSE ADVERTISING COSTS

    The Company incurs direct response advertising costs associated with print and broadcast advertisements. Such costs are charged to expense as incurred. Advertising expense was $10,545,000, $16,224,000 and $28,281,000 in 1995, 1996
and 1997, respectively, and $20,851,000 and $24,120,000 for the nine months ended September 27, 1997 and October 3, 1998, respectively.

    INCOME TAXES

    The Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

    EARNINGS PER SHARE

    Basic earnings per share excludes dilution and is computed by dividing the income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share includes common stock equivalents consisting of stock options and warrants determined by the treasury stock method, and dilutive convertible securities.

(2)  ACCOUNTS RECEIVABLE

    In June 1997, the Company began utilizing a third party bank to offer its qualified customers an unsecured revolving credit arrangement to finance purchases from the Company. The bank sets the rates, fees and all other terms and conditions of the customer accounts, including collection policies and procedures, and is the owner of the accounts. In connection with all purchases financed under these arrangements, the bank pays the Company an amount equal to the total amount of such purchases, net of promotional related discounts and less amounts retained for recourse related to returned products and limited recourse related to bad debts. The bank's recourse for bad debts is limited to a specified percent of receivables generated. The bank had retained $3,882,000 and $10,080,000 as of January 3, 1998 and October 3, 1998, respectively, under terms of the agreement. The Company has included such amounts in its accounts receivable net of estimated allowance for doubtful accounts.

                  SELECT COMFORT CORPORATION AND SUBSIDIARIES

     (INFORMATION PERTAINING TO THE NINE MONTHS ENDED SEPTEMBER 27, 1997 IS
                                   UNAUDITED)

(3)  INVENTORIES

    Inventories consist of the following (in thousands):

                                                         DECEMBER 28,   JANUARY 3,   OCTOBER 3,
                                                             1996          1998         1998
                                                         -------------  -----------  -----------
Raw materials..........................................    $   3,829     $   5,891    $   6,920
Work in progress.......................................          760            39           76
Finished goods.........................................          993         1,819        3,319
                                                              ------    -----------  -----------
                                                           $   5,582     $   7,749    $  10,315
                                                              ------    -----------  -----------
                                                              ------    -----------  -----------

(4)  PROPERTY AND EQUIPMENT

    Property and equipment are summarized as follows (in thousands):

                                                              DECEMBER 28,  JANUARY 3,   OCTOBER 3,
                                                                  1996         1998         1998
                                                              ------------  -----------  -----------
Leasehold improvements......................................   $   12,151    $  18,164    $  22,804
Office furniture and equipment..............................        2,233        2,698        2,916
Production machinery and computer equipment.................        5,050        7,062        8,701
Other.......................................................          826        1,256        1,424
Property and equipment under capital lease..................        1,870        2,971        2,966
Less accumulated depreciation and amortization..............       (3,814)      (6,968)     (10,556)
                                                              ------------  -----------  -----------
                                                               $   18,316    $  25,183    $  28,255
                                                              ------------  -----------  -----------
                                                              ------------  -----------  -----------

(5)  LEASES

    The Company rents office and manufacturing space under two operating leases which, in addition to the minimum lease payments, require payment of a proportionate share of the real estate taxes and building operating expenses. The Company also rents retail space under operating leases which, in addition to the minimum lease payments, require payment of percentage rents based upon sales levels. Rent expense aggregated $2,550,000, $5,112,000 and $9,357,000 for 1995,
1996 and 1997, respectively, and $6,539,000 and $9,215,000 for the nine months ended September 27, 1997 and October 3, 1998, respectively, including percentage rents of $152,000, $237,000 and $892,000 for 1995, 1996 and 1997, respectively, and $545,000 and $1,171,000 for the nine months ended September 27, 1997 and October 3, 1998, respectively.

    The Company also leases equipment under noncancelable operating leases. Costs incurred under these operating leases aggregated $384,000, $402,000 and $683,000 for 1995, 1996 and 1997, respectively, and $478,000 and $632,000 for the nine months ended September 27, 1997 and October 3, 1998, respectively.

                  SELECT COMFORT CORPORATION AND SUBSIDIARIES

     (INFORMATION PERTAINING TO THE NINE MONTHS ENDED SEPTEMBER 27, 1997 IS
                                   UNAUDITED)

(5)  LEASES (CONTINUED)
    The aggregate minimum rental commitments under operating leases for the reminder of 1998 is $2,757,000 and for subsequent years are as follows (in thousands):

1999...............................................................................  $  11,162
2000...............................................................................     11,318
2001...............................................................................     11,352
2002...............................................................................     11,098
2003...............................................................................     10,375
Thereafter.........................................................................     29,370
                                                                                     ---------
                                                                                     $  84,675
                                                                                     ---------
                                                                                     ---------

(6)  NOTES PAYABLE TO INVESTORS

    In November 1996, the Company borrowed $1,252,000 and issued short-term notes payable to several related parties at 8% interest per annum. In connection with these notes, the Company granted warrants to purchase 59,606 shares of the Company's common stock at a purchase price of $5.25 per share. In accordance with the note agreements, an additional 11,919 common stock warrants were issued during 1997 at an exercise price of $5.25 per share. The notes were repaid in full in March 1997.

(7)  NOTES PAYABLE AND CAPITAL LEASE OBLIGATIONS

    In March 1997, the Company completed a financing under which it issued a senior subordinated promissory note in the principal amount of $15,000,000, a warrant to purchase 1,100,000 shares of the Company's common stock at $10.50 per share and a warrant to purchase 1,000,000 shares of common stock at $0.01 per share. These warrants were subsequently adjusted and combined, resulting in a single warrant to purchase 1,309,583 shares of common stock at $8.82 per share, exercisable at any time prior to March 31, 2005. (see Note 9). At October 3, 1998, the Company was in compliance with all financial covenants.

    The warrant holder may require repurchase of the warrant if an IPO has not been completed prior to March 27, 2002. The repurchase amount would be equal to the excess of the estimated fair market value of the Company's common stock, as determined by the warrant agreement, over the exercise price of the warrant. The Company also has an option to repurchase the warrant if the warrant has not been exercised prior to March 27, 2004. As required by Emerging Issues Task Force Issue 96-13 (EITF 96-13), the warrant is recorded at fair value and recorded as long-term debt. At January 3, 1998 and October 3, 1998, the fair value of the warrant was $5,670,000 and $10,892,000, respectively.

    In addition, EITF 96-13 requires that any change in fair value of the warrant be reflected as interest expense. Accordingly, the financial statements reflect interest expense of $3,250,000 for 1997 and $1,900,000 and $5,222,000 for the nine months ended September 27, 1997 and October 3, 1998, respectively. In addition, in connection with the March 1997 $15.0 million debt issuance, the Company recorded original issue discount equal to $2,420,000, which is being amortized over the term of the note.

                  SELECT COMFORT CORPORATION AND SUBSIDIARIES

     (INFORMATION PERTAINING TO THE NINE MONTHS ENDED SEPTEMBER 27, 1997 IS
                                   UNAUDITED)

(7)  NOTES PAYABLE AND CAPITAL LEASE OBLIGATIONS (CONTINUED)
    Long-term obligations under notes and capital leases are as follows (in thousands):

                                                         DECEMBER 28,   JANUARY 3,   OCTOBER 3,
                                                             1996          1998         1998
                                                         -------------  -----------  -----------
Senior subordinated note payable to financing company
  due March 2003 with interest payable quarterly at 11%
  per annum. Face amount of $15,000,000 net of
  $2,118,000 and $1,815,000, respectively, of debt
  discount with an effective interest rate of 13.7%....    $  --         $  12,882    $  13,185

Warrant subject to put provision.......................       --             5,670       10,892

Notes payable under capital lease agreements, payable
  in monthly installments through March 2000, with
  interest at 9.75%--12.5% per annum. Financing
  available under these agreements aggregates
  $3,000,000, of which $2,966,000 had been utilized at
  October 3, 1998. In connection with these notes, the
  Company granted the vendor warrants to acquire 31,428
  shares of the Company's Series E convertible
  preferred stock (note 8).............................        1,725         1,958        1,219
                                                              ------    -----------  -----------

                                                               1,725        20,510       25,296

Less current maturities................................          563           999        1,052
                                                              ------    -----------  -----------

                                                           $   1,162     $  19,511    $  24,244
                                                              ------    -----------  -----------
                                                              ------    -----------  -----------

    Aggregate annual maturities of long-term debt for the five years subsequent to October 3, 1998 are as follows (in thousands):

1999...............................................................................  $   1,052
2000...............................................................................        167
2001...............................................................................     --
2002...............................................................................     10,892
2003...............................................................................     15,000

                  SELECT COMFORT CORPORATION AND SUBSIDIARIES

     (INFORMATION PERTAINING TO THE NINE MONTHS ENDED SEPTEMBER 27, 1997 IS
                                   UNAUDITED)

(8)  MANDATORILY REDEEMABLE PREFERRED STOCK

    The holders of the Series A, B, C, D, and E mandatorily redeemable preferred stock are entitled to receive dividends out of funds legally available for dividends if and when declared by the board of directors. No dividends can be paid to common shareholders unless the dividend is allocated among the holders of Series A, B, C, D, and E shares and the holders of common shares based on the amount of the investment in the Company represented by each such class. In addition, the holders of Series E preferred stock are entitled to a cumulative dividend of $1.05 per share before dividends may be paid on any other class of capital stock. At October 3, 1998, cumulative dividends in arrears equaled $2,475,000. In the event of voluntary or involuntary liquidation, dissolution, or winding up of the Company or in the event of a sale of the Company's assets or a merger with another corporation, the holders of the Company's shares of preferred stock are entitled to receive the following amounts in the following order of priority: (1) Series E, $21.00 per share through December 31, 1997 and $10.50 per share plus cumulative dividends thereafter, (2) Series D, $2.88 per share, Series C, $2.27 per share, Series B, $1.25 per share, and Series A, $1.00 per share, respectively, before any distribution is made with respect to the common stock. The Series A, B, C, D, and E shareholders have special voting rights as defined by the Articles of Incorporation. However, in the event of an underwritten public offering of the Company's common stock meeting certain requirements, the special voting rights will terminate.

    The Series A, B, C, D, and E are convertible into an aggregate of 12,255,209 shares of common stock at any time or can be automatically converted into common stock upon the issuance of common stock in an underwritten public offering where the gross proceeds received by the Company equal or exceed $20,000,000 and the public offering price equals or exceeds $14.25 per share and, solely with respect to Series E, $19.95 per share after 1997. The conversion price was initially based on a one for one conversion of preferred to common shares. Effective March 31, 1998, the Series E conversion price was adjusted from $10.50 per share to $8.82 per share as a result of its anti-dilution clause. The Series A, B, C, D, and E must be redeemed by the Company, 1/3 each on or before December 31, 1998, 1999, and 2000 at $1.00, $1.25, $2.27, $2.88, and $10.50 per
share, respectively. The holders of the Series A, B, C, D, and E have the option to defer this redemption offer for successive one-year periods. The deferral does not affect the Company's obligation to redeem in successive years. If the holders of the Series A, B, C, D, and E elect to defer the redemption, the Company has the right, but not the obligation, to redeem the Series A, B, C, D, and E on December 31, 2000.

                  SELECT COMFORT CORPORATION AND SUBSIDIARIES

     (INFORMATION PERTAINING TO THE NINE MONTHS ENDED SEPTEMBER 27, 1997 IS
                                   UNAUDITED)

(8)  MANDATORILY REDEEMABLE PREFERRED STOCK (CONTINUED)
    Mandatorily redeemable preferred stock consisted of the following as of December 28, 1996, January 3, 1998 and October 3, 1998 (in thousands):

                                                                                    ADDITIONAL
                                                                                      PAID-IN
                                                                         PAR VALUE    CAPITAL
                                                                         ---------  -----------
Series A, $1.00 par value; 4,458,852 shares authorized, issued, and
  outstanding..........................................................  $   4,459   $  --
Series B, $1.25 par value; 2,400,000 shares authorized, issued, and
  outstanding..........................................................      3,000      --
Series C, $1.00 par value; 2,292,635 shares authorized, issued, and
  outstanding..........................................................      2,293       2,972
Series D, $1.00 par value; 2,083,332 shares authorized, issued, and
  outstanding..........................................................      2,083       3,862
Series E, $1.00 par value; 888,571 shares authorized and 857,143 shares
  issued and outstanding...............................................        857       8,086
                                                                         ---------  -----------
  Total mandatorily redeemable preferred stock.........................  $  12,692   $  14,920
                                                                         ---------  -----------
                                                                         ---------  -----------

    Changes in mandatorily redeemable preferred stock are as follows (dollars in thousands):

                                                                                             ADDITIONAL
                                                                                               PAID-IN
                                                                       SHARES      AMOUNT      CAPITAL      TOTAL
                                                                    ------------  ---------  -----------  ---------
Balance at December 31, 1994 .....................................    11,234,819  $  11,835   $   6,834   $  18,669
  Issuance of Series E preferred stock ...........................       857,143        857       8,099       8,956
                                                                    ------------  ---------  -----------  ---------
Balance at December 30, 1995 .....................................    12,091,962     12,692      14,933      27,625
  Issuance of Series E preferred stock ...........................       --          --             (13)        (13)
                                                                    ------------  ---------  -----------  ---------
Balance at December 28, 1996, January 3, 1998 and October 3, 1998
  ................................................................    12,091,962  $  12,692   $  14,920   $  27,612
                                                                    ------------  ---------  -----------  ---------
                                                                    ------------  ---------  -----------  ---------

                  SELECT COMFORT CORPORATION AND SUBSIDIARIES

     (INFORMATION PERTAINING TO THE NINE MONTHS ENDED SEPTEMBER 27, 1997 IS
                                   UNAUDITED)

(9)  SHAREHOLDERS' DEFICIT

    STOCK OPTIONS

    The Board of Directors has reserved 4,300,000 shares of common stock for options that may be granted to key employees, directors, or others under the Company's stock option plans.

    A summary of the status of the Company's stock option plans for the periods ended October 3, 1998 is as follows:

                                                                                                           AVERAGE
                                                                                                          EXERCISE
                                                                                               SHARES       PRICE
                                                                                             ----------  -----------
Outstanding at December 31, 1994...........................................................   1,355,775   $    0.54
  Granted..................................................................................     545,500        3.79
  Exercised................................................................................     186,153        0.65
  Canceled.................................................................................      79,939        0.66
                                                                                             ----------       -----
Outstanding at December 30, 1995 (including 947,193 shares exercisable)....................   1,635,183        1.59
  Granted..................................................................................     443,850        5.25
  Exercised................................................................................     260,338        1.09
  Canceled.................................................................................     139,522        2.29
                                                                                             ----------       -----
Outstanding at December 28, 1996 (including 1,105,468 shares exercisable)..................   1,679,173        2.58
  Granted..................................................................................   1,073,750        6.20
  Exercised................................................................................     630,514        0.70
  Canceled.................................................................................      26,800        4.29
                                                                                             ----------       -----
Outstanding at January 3, 1998 (including 931,319 shares exercisable)......................   2,095,609        4.98
  Granted..................................................................................     201,450       12.03
  Exercised................................................................................     509,225        3.17
  Canceled.................................................................................     127,307        5.01
                                                                                             ----------       -----
Outstanding at October 3, 1998 (including 797,971 shares exercisable)......................   1,660,527   $    6.38
                                                                                             ----------       -----
                                                                                             ----------       -----

    The following table summarizes information about options outstanding at October 3, 1998:

                            OPTIONS OUTSTANDING
                  ----------------------------------------    OPTIONS EXERCISABLE
                                  AVERAGE                   -----------------------
                                 REMAINING       AVERAGE                  AVERAGE
    RANGE OF                    CONTRACTUAL     EXERCISE                 EXERCISE
 EXERCISE PRICE     SHARES     LIFE (YEARS)       PRICE       SHARES       PRICE
----------------  ----------  ---------------  -----------  ----------  -----------
$    0.45 - 0.45       6,148          4.69      $    0.45        6,148   $    0.45
     0.75 - 1.00      75,530          5.96           0.94       72,688        0.93
     4.80 - 6.50   1,181,022          7.98           5.25      590,434        5.19
    7.50 - 11.00     360,702          9.27          10.25      121,446        9.91
   14.00 - 19.00      37,125          9.74          16.70        7,260       16.45
                  ----------           ---     -----------  ----------  -----------
$   0.45 - 19.00   1,660,527          8.20      $    6.38      797,976   $    5.59
                  ----------           ---     -----------  ----------  -----------
                  ----------           ---     -----------  ----------  -----------

    No compensation cost has been recognized in the financial statements for stock options grants. Had the Company determined compensation cost based on the fair value at the grant date for its stock options

                  SELECT COMFORT CORPORATION AND SUBSIDIARIES

     (INFORMATION PERTAINING TO THE NINE MONTHS ENDED SEPTEMBER 27, 1997 IS
                                   UNAUDITED)

(9)  SHAREHOLDERS' DEFICIT (CONTINUED)
under an alternative accounting method, the Company's net loss would have been adjusted as indicated below (in thousands):

                                                                                  NINE MONTHS
                                                                                 ENDED OCTOBER
                                                 1995       1996       1997         3, 1998
                                               ---------  ---------  ---------  ---------------
Net loss:  As reported.......................  $  (4,560) $  (3,685) $  (2,846)    $    (413)
         Pro forma...........................  $  (4,892) $  (4,253) $  (3,563)    $  (1,187)

    The fair value of each option grant is estimated on the date of grant using the Black-Sholes option-pricing model with the following assumptions: expected dividend yield--0%; expected stock price volatility--40%; risk-free interest rate--6.4% for 1995, 1996 and 1997, and 4.6% for the nine months ended October 3, 1998; expected life of options--4.5 years, 3.0 years, 4.2 years and 3.0 years for 1995, 1996, 1997, and the nine months ended October 3, 1998, respectively. The per share weighted-average fair value of stock options granted during 1995, 1996, 1997 and the nine months ended October 3, 1998 was $1.80, $2.03, $1.92, and $3.85, respectively.

    WARRANTS

    In connection with the financing completed in March 1997 (see Note 7), the Company issued a warrant to purchase 1,100,000 shares of Common Stock at $10.50 per share (Series A Warrant) and a warrant to purchase 1,000,000 shares of Common Stock at $0.01 per share (Series B Warrant). The Series B Warrant provided that the number of shares exercisable could be reduced based on future earnings levels or in the event the Company completed an initial public offering. Effective March 31, 1998, the warrants were adjusted and combined, resulting in a single warrant to purchase 1,309,583 shares of Common Stock at $8.82 per share, exercisable at any time prior to March 31, 2005.

    In April 1996, the Company amended the Series E Stock Purchase Agreement dated December 28, 1995 to provide for the issuance of warrants to the holders of Series E Preferred Stock to purchase an aggregate of 171,429 shares of Common Stock at an exercise price of $5.25 per share. During September 1998, warrants for 3,000 common shares were exercised. Warrants for 168,429 shares remained outstanding at October 3, 1998.

    In connection with a capital lease transaction with a vendor in 1997, the Company granted the vendor warrants to acquire 31,428 shares of the Company's Series E convertible preferred stock at a purchase price of $10.50 per share. The warrants are exercisable for the shorter of (1) ten years from the grant date, or (2) five years from the effective date of an initial public offering.

    In connection with short-term debt issued to related parties in 1996, the Company granted warrants to purchase 71,525 shares of the Company's common stock at a purchase price of $5.25 per share. The warrants are exercisable for ten years from the grant date.

                  SELECT COMFORT CORPORATION AND SUBSIDIARIES

     (INFORMATION PERTAINING TO THE NINE MONTHS ENDED SEPTEMBER 27, 1997 IS
                                   UNAUDITED)

(10)  INCOME TAXES

    The provision for income taxes consists of the following (in thousands):

                                                                                                         NINE MONTHS
                                                                                                        ENDED OCTOBER
                                                                        1995       1996       1997         3, 1998
                                                                      ---------  ---------  ---------  ---------------
Current:
  Federal...........................................................  $  --      $  --      $     125     $   1,192
  State.............................................................     --         --             16           544
                                                                      ---------  ---------  ---------        ------
                                                                         --         --            141         1,736
                                                                      ---------  ---------  ---------        ------
Deferred:
  Federal...........................................................     --         --         --              (321)
  State.............................................................     --         --         --               (67)
                                                                      ---------  ---------  ---------        ------
                                                                         --         --         --              (388)
                                                                      ---------  ---------  ---------        ------
Income tax expense..................................................  $  --      $  --      $     141     $   1,348
                                                                      ---------  ---------  ---------        ------
                                                                      ---------  ---------  ---------        ------

Effective tax rates differ from statutory federal income tax rates as follows:

                                                                                    NINE MONTHS
                                                                                   ENDED OCTOBER
                                                   1995       1996       1997         3, 1998
                                                 ---------  ---------  ---------  ---------------
Statutory federal income tax rate..............      (34.0)%     (34.0)%     (34.0)%         35.0%
Nondeductible interest expense, put warrants...     --         --           40.8         195.4
Change in valuation allowance..................       36.0       33.0       (2.7)       (211.0)
Effect of change in tax rate on deferred tax
  asset........................................        0.0        8.6        0.0           0.0
State income taxes, net of federal benefit.....       (2.0)      (4.0)       0.4          37.8
General business credits.......................        0.0       (2.6)       0.0           0.0
To adjust to annualized effective rate.........        0.0        0.0        0.0          83.5
Other..........................................        0.0       (1.0)       0.7           3.5
                                                 ---------  ---------  ---------        ------
                                                       0.0%       0.0%       5.2%        144.2%
                                                 ---------  ---------  ---------        ------
                                                 ---------  ---------  ---------        ------

    The tax effects of temporary differences that give rise to deferred tax assets at December 28, 1996, January 3, 1998 and October 3, 1998 are as follows (in thousands):

                                                                  1996       1997       1998
                                                                ---------  ---------  ---------
Deferred tax assets:
  Current:
    Inventory, warranty, and returns reserves.................  $   1,916  $   3,361  $   4,002
    Allowance for doubtful accounts...........................         76        722         93
    Advertising costs.........................................        300     --         --
    Other.....................................................        113        214        734
  Long term:
    Net operating loss carryforwards..........................      4,967      2,842        602
    Other.....................................................        183        344        465
                                                                ---------  ---------  ---------
      Total gross deferred tax assets.........................      7,555      7,483      5,896
Valuation allowance...........................................     (7,555)    (7,483)    (5,508)
                                                                ---------  ---------  ---------
      Total net deferred tax assets...........................  $  --      $  --      $     388
                                                                ---------  ---------  ---------
                                                                ---------  ---------  ---------

                  SELECT COMFORT CORPORATION AND SUBSIDIARIES

     (INFORMATION PERTAINING TO THE NINE MONTHS ENDED SEPTEMBER 27, 1997 IS
                                   UNAUDITED)

(10)  INCOME TAXES (CONTINUED)
    At October 3, 1998, the Company had net operating loss carryforwards for federal income tax purposes of approximately $1,600,000. The Company expects that approximately $1,400,000 of these carryforwards will expire unutilized due to an Internal Revenue Code (IRC) Section 382 limitation resulting from a prior ownership change. The remaining $200,000 may be available to offset future taxable income and will expire between the years 2003 and 2006. The utilization of the carryforwards may be further restricted in the event of future ownership changes.

(11)  NET LOSS PER COMMON SHARE

    The following computations reconcile net loss with net loss per common share--basic (dollars in thousands, except per share amounts).

                                                                                                1995
                                                                                 ----------------------------------
                                                                                    NET                  PER SHARE
                                                                                   LOSS       SHARES      AMOUNT
                                                                                 ---------  ----------  -----------
Net loss.......................................................................  $  (4,560)
Less cumulative preferred dividends............................................     --
                                                                                 ---------
BASIC EPS
Net loss available to common shareholders......................................  $  (4,560)  1,443,741   $   (3.16)
                                                                                 ---------  ----------  -----------
                                                                                 ---------  ----------  -----------

                                                                                                1996
                                                                                 ----------------------------------
                                                                                    NET                  PER SHARE
                                                                                   LOSS       SHARES      AMOUNT
                                                                                 ---------  ----------  -----------
Net loss.......................................................................  $  (3,685)
Less cumulative preferred dividends............................................       (900)
                                                                                 ---------
BASIC EPS
Net loss available to common shareholders......................................  $  (4,585)  1,753,484   $   (2.61)
                                                                                 ---------  ----------  -----------
                                                                                 ---------  ----------  -----------

                                                                                                1997
                                                                                 ----------------------------------
                                                                                    NET                  PER SHARE
                                                                                   LOSS       SHARES      AMOUNT
                                                                                 ---------  ----------  -----------
Net loss.......................................................................  $  (2,846)
Less cumulative preferred dividends............................................       (900)
                                                                                 ---------
BASIC EPS
Net loss available to common shareholders......................................  $  (3,746)  2,352,947   $   (1.59)
                                                                                 ---------  ----------  -----------
                                                                                 ---------  ----------  -----------

                                                                                         NINE MONTHS ENDED
                                                                                          OCTOBER 3, 1998
                                                                                 ----------------------------------
                                                                                    NET                  PER SHARE
                                                                                   LOSS       SHARES      AMOUNT
                                                                                 ---------  ----------  -----------
Net loss.......................................................................  $    (413)
Less cumulative preferred dividends............................................       (675)
                                                                                 ---------
BASIC EPS
Net loss available to common shareholders......................................  $  (1,088)  2,745,602   $   (0.40)
                                                                                 ---------  ----------  -----------
                                                                                 ---------  ----------  -----------

                  SELECT COMFORT CORPORATION AND SUBSIDIARIES

     (INFORMATION PERTAINING TO THE NINE MONTHS ENDED SEPTEMBER 27, 1997 IS
                                   UNAUDITED)

(11)  NET LOSS PER COMMON SHARE (CONTINUED)

    Net loss per common share--diluted was equal to net loss per common share--basic for all periods presented. The following is a summary of those securities outstanding during the respective periods which have been excluded from the calculations because the effect on net loss per common share would not have been dilutive:

                                                                                NINE MONTHS
                                                                                   ENDED
                                                                                 OCTOBER 3,
                                         1995          1996          1997           1998
                                     ------------  ------------  ------------  --------------
Options............................     1,635,183     1,679,173     2,095,609      1,660,527
Common stock warrants..............       --            154,023     2,342,954      1,549,537
Preferred stock warrants...........       --             31,428        31,428         31,428
Convertible preferred stock........    12,091,962    12,091,962    12,091,962     12,091,962

    Convertible preferred stock and preferred stock warrants were convertible into 12,292,623; common shares during 1995, 1996, 1997 and the nine months ended October 3, 1998.

(12)  SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

    Total cash paid for interest during 1995, 1996 and 1997 was $34,000, $44,000 and $1,512,000, respectively, and $710,000 and $1,372,000, respectively, for the nine months ended September 27, 1997 and October 3, 1998. There were no cash payments for income taxes during 1995 or 1996. Income tax payments during 1997 totaled $16,000 and during the nine month periods ended September 27, 1997 and October 3, 1998 totaled $16,000 and $1,708,000, respectively.

    During 1995, $250,000 of notes payable were converted to common stock.

(13)  EMPLOYEE BENEFIT PLANS

    Effective January 1, 1994, the Company adopted a profit sharing and 401(k) plan for eligible employees. The plan allows employees to defer up to 15% of their compensation on a pretax basis. Each year, the Company may make a discretionary contribution equal to a percentage of the employee's contribution. The Company did not make a contribution for 1995 and 1996. During 1997 and the nine months ended October 3, 1998, the Company expensed $78,000 and $50,000, respectively, relating to its contribution to the 401(k) plan.

(14)  RELATED PARTY TRANSACTIONS

    At December 28, 1996, the Company had a $50,000 note receivable due from a former director and executive officer of the Company. The note plus interest at 6% per annum was due on August 31, 1997. On February 20, 1997, the former director and executive officer signed a promissory note for $387,000, which replaced the $50,000 note receivable. The note, with interest at 9.25% per annum, is due and payable to the Company on the earlier of (1) six months following the completion of an initial public offering of the Company's securities, or (2) April 30, 1999. The full recourse note is secured by a pledge of 150,000 shares of the Company's common stock. In April 1998, the former director and executive officer borrowed an additional $425,000 from the Company under the same terms as the February 1997 note. At October 3, 1998 the note receivable, including interest, totaled $890,000.

                  SELECT COMFORT CORPORATION AND SUBSIDIARIES

     (INFORMATION PERTAINING TO THE NINE MONTHS ENDED SEPTEMBER 27, 1997 IS
                                   UNAUDITED)

(14)  RELATED PARTY TRANSACTIONS (CONTINUED)
    At December 28, 1996 the Company had a $20,000 note receivable due from an employee of the Company. This non-interest-bearing note was repaid in 1997.

(15)  COMMITMENTS AND CONTINGENCIES

    The Company is a party to various claims, legal actions, sales tax disputes, and other complaints arising in the ordinary course of business. In the opinion of management, any losses that may occur are adequately covered by insurance or are provided for in the financial statements and the ultimate outcome of these matters will not have a material effect on the financial position or results of operations of the Company.

(16)  INITIAL PUBLIC OFFERING

    The Company is in the process of completing an initial public offering. Upon consummation of the offering, mandatorily redeemable preferred shares will be converted into common shares which will require an increase in authorized shares. The Company anticipates amending its Articles of Incorporation to increase authorized common shares from 25,000,000 to 95,000,000.

(17)  SUBSEQUENT EVENT (UNAUDITED)


    In November 1998, the Company adjusted the conversion price of the Series E Mandatorily Redeemable Preferred Stock from $8.82 per share to $8.20 per share (See Note 8). The adjustment was made in accordance with the Series E Stock Purchase Agreement and is effective on the closing of the Company's initial public offering. The adjustment would result in the issuance of an additional 77,155 shares of common stock upon conversion. For purposes of calculating net income (loss) per share in the period in which the initial public offering is completed, net income available to common shareholders will be reduced by an amount equal to the 77,155 incremental shares issuable as a result in this change multiplied by the initial public offering price.


    In addition, in connection with antidilution provisions included in the Company's Series A Warrant (See Note 9), the Company agreed to issue an additional warrant to purchase 5,513 shares of common stock exercisable at $8.82 per share.

[Inside back cover includes a picture of a cross-section of a Select Comfort air bed, several pictures of people on Select Comfort air beds, a picture of a Select Comfort air bed and a picture of a remote control unit for a Select Comfort air bed]

------------------------------------------------
                                ------------------------------------------------
------------------------------------------------
                                ------------------------------------------------

      NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING SHAREHOLDER OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                 --------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    6
Use of Proceeds...........................................................   15
Dividend Policy...........................................................   15
Capitalization............................................................   16
Dilution..................................................................   17
Selected Consolidated Financial Data......................................   18
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..............................................................   20
Business..................................................................   29
Management................................................................   44
Certain Transactions......................................................   54
Principal and Selling Shareholders........................................   58
Description of Capital Stock..............................................   63
Shares Eligible for Future Sale...........................................   67
Underwriting..............................................................   69
Legal Matters.............................................................   70
Experts...................................................................   70
Additional Information....................................................   71
Index to Consolidated Financial Statements................................  F-1

                                 --------------

      UNTIL            , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
  DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                4,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                                 -------------

                                   PROSPECTUS
                                 -------------

                               HAMBRECHT & QUIST

                                   BANCBOSTON
                               ROBERTSON STEPHENS

                               PIPER JAFFRAY INC.

                           CHARLES SCHWAB & CO., INC.

                                          , 1998

------------------------------------------------
                                ------------------------------------------------
------------------------------------------------
                                ------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of Common Stock being registered. All of the amounts shown are estimates, except the SEC registration fee, the NASD filing fees and the Nasdaq listing fee.

SEC registration fee............................................  $  32,450
NASD filing fee.................................................     11,500
Nasdaq listing fee..............................................     95,000
Fees and expenses of counsel for the Company....................    375,000
Fees and expenses of accountants for the Company................    225,000
Blue sky fees and expenses......................................      5,000
Printing expenses...............................................    100,000
Transfer agent fees.............................................      4,000
Miscellaneous...................................................    152,050
                                                                  ---------
    Total.......................................................  $1,000,000
                                                                  ---------
                                                                  ---------

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Minnesota Statutes, Section 302A.521 provides that a Minnesota business corporation shall indemnify any director, officer, employee or agent of the corporation made or threatened to be made a party to a proceeding, by reason of the former or present official capacity (as defined) of the person, against judgments, penalties, fines, settlements and reasonable expenses incurred by the person in connection with the proceeding if certain statutory standards are met. "Proceeding" means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including one by or in the right of the corporation. Section 302A.521 contains detailed terms regarding such right of indemnification and reference is made thereto for a complete statement of such indemnification rights. The Company's Articles of Incorporation also require the Company to provide indemnification to the fullest extent of the Minnesota indemnification statute.

    The Company also maintains a directors and officers insurance policy pursuant to which directors and officers of the Company are insured against liability for certain actions in their capacity as directors and officers.

    Reference is also made to Section 7(a) of the Underwriting Agreement contained in Exhibit 1.1 hereto, indemnifying officers and directors of the Company against certain liabilities.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

    Since August 1, 1995, the Company has issued and sold the following securities without registration under the Securities Act:

         1. On December 28, 1995, the Company sold an aggregate of 857,143 shares of Series E Preferred Stock at a price of $10.50 per share and issued warrants to purchase an aggregate of 171,429 shares of Common Stock exercisable through December 28, 2005 at an exercise price of $5.25 pursuant to the Company's Series E Convertible Preferred Stock Purchase Agreement dated December 28, 1995, as amended, for an aggregate purchase price of approximately $9.0 million to 25 accredited investors and three non-accredited investors, including shares and warrants sold to the following entities and individuals in the following amounts: Apex Investment Fund, L.P. (19,380 shares of Series E Preferred Stock convertible into 24,815 shares of Common Stock and a warrant to purchase 3,876 shares); Macke Limited Partnership (11,900 shares of Series E Preferred Stock convertible into 15,237 shares of Common Stock and a warrant to purchase 2,380 shares); Norwest

    Equity Partners V (257,150 shares of Series E Preferred Stock convertible into 329,277 shares of Common Stock and a warrant to purchase 51,430 shares) St. Paul Fire and Marine Insurance Company (100,000 shares of Series E Preferred Stock convertible into 128,048 shares of Common Stock and a warrant to purchase 20,000 shares); John Sculley (15,000 shares of Series E Preferred Stock convertible into 19,207 shares of Common Stock and a warrant to purchase 3,000 shares); Patrick A. Hopf (950 shares of Series E Preferred Stock convertible into 1,216 shares of Common Stock and a warrant to purchase 190 shares); Mark L. de Naray (500 shares of Series E Preferred Stock convertible into 640 shares of Common Stock and a warrant to purchase 100 shares); and Daniel J. McAthie (20,000 shares of Series E Preferred Stock convertible into 25,609 shares of Common Stock and a warrant to purchase 4,000 shares).

         2. From August 1, 1995 through December 31, 1995, the Company issued an aggregate of 119,782 shares of Common Stock to employees and directors of the Company pursuant to the exercise of stock options by such individuals. Of the 119,782 shares issued, 60,000 were issued at $1.00 per share; 4,782 were issued at $.45 per share; 25,000 were issued at $.40 per share; and 30,000 were issued at $.30 per share.

         3. On August 27, 1996, the Company issued a warrant to Comdisco, Inc. to purchase 7,619 shares of the Company's Series E Preferred Stock exercisable for five years from the effective date of this offering at an exercise price of $10.50 per share in connection with a Master Lease Agreement dated as of August 27, 1996 and an Equipment Schedule No. VL-1 dated as of August 27, 1996. Upon consummation of this offering, the warrant will automatically be amended to provide for the purchase of 9,756 shares of Common Stock at an exercise price of $8.20 per share.

         4. In November 1996, the Company borrowed an aggregate of $1,251,700 from certain existing shareholders and issued promissory notes evidencing such loans. Interest on these notes accrued at an annual rate of 8%. In connection with such loans, the Company granted each of these shareholders warrants to purchase a number of shares of Common Stock equal to 25% of the principal amount of such shareholder's note divided by $5.25 (an aggregate of 59,606 shares of Common Stock), exercisable until October 31, 2006 at $5.25 per share. The promissory notes were due on the earlier of the following: (i) the closing date of an equity financing of $10.0 million or more, or (b) November 1, 1997. The Company paid off the promissory notes in full in March 1997 and at such time granted each of these shareholders additional warrants to purchase a number of shares equal to 5% of the principal amount of such shareholder's note divided by $5.25 (an aggregate of 11,919 shares of Common Stock), exercisable through October 31, 2006 at $5.25 per share. All of the purchasers of the notes and warrants were accredited investors, including the following entities: Apex Investment Fund, L.P. ($126,450 and warrants to purchase 7,226 shares); related parties to Hambrecht & Quist LLC ($50,400 and warrants to purchase 2,880 shares); Macke Limited Partnership ($6,000 and warrants to purchase 343 shares); Marquette Venture Partners II, L.P. and MVP II Affiliates Fund, L.P. ($33,000 and warrants to purchase 1,885 shares); Norwest Equity Partners V ($122,550 and warrants to purchase 7,003 shares); and St. Paul Fire and Marine Insurance Co. ($835,150 and warrants to purchase 47,723 shares).

         5. On November 11, 1996, Company issued a warrant to Comdisco, Inc. to purchase 23,809 shares of the Company's Series E Preferred Stock exercisable for five years from the effective date of this offering at an exercise price of $10.50 per share in connection with a Master Lease Agreement dated as of August 27, 1996 and Equipment Schedule Nos. VL-2 and VL-3 dated as of November 11, 1996. Upon consummation of this offering, the warrant will automatically be amended to provide for the purchase of 30,487 shares of Common Stock at an exercise price of $8.20 per share.

         6. From January 1, 1996 through December 31, 1996, the Company issued an aggregate of 261,598 shares of Common Stock to employees and directors of the Company pursuant to the exercise of stock options by such individuals. Of the 261,598 shares issued, 19,567 were issued at $5.25 per share; 9,713 were issued at $4.80; 61,814 were issued at $2.60 per share; 69,995 were issued at $1.00;

    11,033 were issued at $.85 per share; 6,090 were issued at $.75 per share; 4,786 were issued at $.45 per share; 7,000 were issued at $.40 per share and 71,600 were issued at $.30 per share.

         7. On March 27, 1997, the Company entered into a Purchase Agreement dated March 27, 1997 (the "GE Purchase Agreement") with General Electric Capital Corporation ("GECC"), pursuant to which the Company issued to GE a senior subordinated promissory note in the principal amount of $15.0 million (the "GE Note"). Interest on the GE Note accrues at a rate equal to 11% per year and is payable quarterly in arrears. The outstanding principal on the GE Note is due on or before March 31, 2003. In connection with the GE Purchase Agreement, the Company issued to GE a Series A Warrant (the "Series A Warrant") to purchase an aggregate of 1,100,000 shares of Common Stock exercisable through March 31, 2005 at an exercise price of $10.50 and a Series B Warrant (the "Series B Warrant") containing certain contingent rights to purchase an aggregate of up to 1,000,000 shares of Common Stock at an exercise price of $.01. Pursuant to an amendment to the GE Purchase Agreement effective as of March 31, 1998, the Company and GECC restructured these warrants by combining them into one Series A Warrant to purchase 1,309,583 shares of Common Stock at an exercise price of $8.82.

         8. From January 1, 1997 through December 31, 1997, the Company issued an aggregate of 630,094 shares of Common Stock to employees and directors of the Company pursuant to the exercise of stock options by such individuals. Of the 630,094 shares issued, 9,302 were issued at $5.25 per share; 26,042 were issued at $4.80 per share; 38,820 were issued at $1.00 per share; 8,588 were issued at $.85 per share; 50,160 were issued at $.75 per share; 178,792 were issued at $.45 per share; 88,440 were issued at $.40 per share; and 229,950 were issued at $.30 per share.

         9. From January 1, 1998 through October 3, 1998, the Company issued an aggregate of 511,385 shares of Common Stock to employees and directors of the Company pursuant to the exercise of stock options and warrants by such individuals. Of the 511,385 shares issued, 75 were issued at $16.50 per share; 631 were issued at $11.00 per share; 100 were issued at $10.00 per share; 166 were issued at $7.50 per share; 201,626 were issued at $5.25 per share; 88,683 were issued at $4.80 per share; 33,288 were issued at $1.00 per share; 60,234 were issued at $.85 per share; 35,182 were issued at $.45 per share; 25,000 were issued at $.40 per share; and 66,400 were issued at $.30 per share.

        10. In November 1998, the Company agreed to issue a warrant to GECC to purchase 5,513 shares of Common Stock at an exercise price of $8.82.

    No underwriting commissions or discounts were paid with respect to the sales of the unregistered securities described above. In addition, all of the above sales were made in reliance on Rule 701, Regulation D and Section 4(2) under the Securities Act. With regard to the reliance by the Company upon the exemptions set forth in the previous sentence, certain inquiries were made by the Company to establish that such sales qualified for such exemptions from the registration requirements. In particular, the Company confirmed that (i) all offers of sales and sales were made by personal contact from officers or directors of the Company or other persons closely associated with the Company; (ii) each investor made representations that he or she was sophisticated in relation to this investment (and the Company has no reason to believe such representations were incorrect); (iii) each purchaser gave assurance of investment intent and the certificates for the shares bear a legend accordingly; and (iv) offers and sales within any offering were made to a limited number of persons.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a) Exhibits

EXHIBIT
 NO.   DESCRIPTION
------ --------------------------------------------------------------------------
  1.1* Underwriting Agreement

  3.1* Restated Articles of Incorporation of the Company (to be effective upon effectiveness of Registration Statement)

EXHIBIT
 NO.   DESCRIPTION
------ --------------------------------------------------------------------------
  3.2* Restated Bylaws of the Company (to be effective upon effectiveness of
         Registration Statement)

  4.2* Form of Warrant issued in connection with the sale of Convertible
         Preferred Stock, Series E

  4.3* Form of Warrant issued in connection with the November 1996 Bridge
         Financing

  4.4* Amended and Restated Registration Rights Agreement dated December 28, 1995

  4.5* First Amendment to Series E Stock Purchase Agreement and Amended and
         Restated Registration Rights Agreement dated April 25, 1996

  4.6* Second Amendment to Amended and Restated Registration Rights Agreement dated as of November 1, 1996

  4.7* Second (sic) Amendment to Amended and Restated Registration Rights
         Agreement dated March 24, 1997

  4.8* Series A Warrant effective as of March 31, 1998 issued to General Electric
         Capital Corporation

  4.9* Series E Preferred Stock Shareholder Voting Agreement and Irrevocable
         Proxy dated as of November 11, 1998 by and among the Company and each of the holders of Series E Convertible Prefered Stock signatory thereto

  5.1* Opinion of Oppenheimer Wolff & Donnelly LLP

 10.1* Net Lease Agreement dated December 3, 1993 between the Company and Opus
         Corporation

 10.2* Amendment of Lease dated August 10, 1994 between the Company and Opus
         Corporation

 10.3* Second Amendment to Lease dated May 10, 1995 between the Company and
         Rushmore Plaza Partners Limited Partnership (successor to Opus
         Corporation)

 10.4* Letter Agreement dated as of October 5, 1995 between the Company and
         Rushmore Plaza Partners Limited Partnership

 10.5* Third Amendment of Lease, Assignment and Assumption of Lease and Consent dated as of January 1, 1996 among the Company, Rushmore Plaza Partners
         Limited Partnership and Select Comfort Direct Corporation

 10.6* Sublease dated as of March 27, 1997 between Select Comfort SC Corporation and Bellsouth Telecommunications, Inc.

 10.7* Master Lease Agreement dated August 27, 1996 between Comdisco, Inc. and the Company and Equipment Schedules VL-1 dated August 27, 1996 and VL-2 and VL-3 dated November 11, 1996

 10.8* Supply Agreement dated August 23, 1994 between the Company and Supplier(1)

 10.9* Equipment Purchase and Software License Agreement dated February 6, 1996 between the Company and Supplier(1)

 10.10* Purchase Agreement dated as of March 27, 1997 between the Company and
         General Electric Capital Corporation

 10.11* Senior Subordinated Note dated as of March 27, 1997 in the principal amount of $15,000,000 by the Company in favor of General Electric
         Capital Corporation

 10.12* Consumer Credit Card Program Agreement dated as of May 22, 1997 among the
         Company, Select Comfort Retail Corporation, Select Comfort Direct
         Corporation, Select Comfort SC Corporation and Monogram Credit Card Bank of Georgia(1)

EXHIBIT
 NO.   DESCRIPTION
------ --------------------------------------------------------------------------
 10.13* Major Merchant Agreement dated December 19, 1997 among First National Bank of Omaha and the Company, Select Comfort SC Corporation, Select Comfort
         Retail Corporation and Select Comfort Direct Corporation

 10.14* 1990 Omnibus Stock Option Plan, as amended

 10.15* 1997 Stock Incentive Plan

 10.16* Form of Incentive Stock Option Agreement under the 1997 Stock Incentive
         Plan

 10.17* Form of Performance Based Stock Option Agreement under the 1997 Stock
         Incentive Plan

 10.18* Employment Letter Agreement dated April 3, 1997 between the Company and H.
         Robert Hawthorne

 10.19* Employment Letter Agreement dated October 20, 1995 between the Company and
         Daniel J. McAthie

 10.20* Employment Letter Agreement dated July 11, 1995 between the Company and
         Gregory T. Kliner

 10.21* Consulting Agreement and Stock Option Agreement dated April 1, 1996 between the Company and Ervin R. Shames

 10.22* Separation Agreement dated February 20, 1997 between the Company and Mark
         L. de Naray

 10.23* Promissory Note dated February 20, 1997 in favor of the Company from Mark
         L. de Naray

 10.24* Pledge Agreement dated February 20, 1997 between the Company and Mark L.
         de Naray

 10.25* Promissory Note dated April 13, 1998 in favor of the Company from Mark L.
         de Naray

 10.26* Pledge Agreement dated April 13, 1998 between the Company and Mark L. de
         Naray

 10.27* Separation Agreement dated as of July 13, 1998 between the Company and
         John D. Watson

 10.28* Lease Agreement dated September 30, 1998 between the Company and ProLogis
         Development Services Incorporated

 10.29* Select Comfort Corporation Nonqualified Deferred Compensation Plan

 21.1* Subsidiaries of the Company

 23.1 Independent Auditors' Consent and Report on Financial Statement Schedule of KPMG Peat Marwick LLP

 23.2* Consent of Oppenheimer Wolff & Donnelly LLP (included in Exhibit 5.1)

 23.3* Consent of Houlihan Valuation Advisors

 24.1* Power of Attorney (included on pages II-9 hereto)

 27.1* Financial Data Schedule


------------------------

*   Previously filed.

(1) Confidential treatment has been requested with respect to designated portions contained within this exhibit. Such portions have been omitted and filed separately with the Commission pursuant to Rule 406 under the Securities Act.

    (b) Financial Statement Schedules.

                  SELECT COMFORT CORPORATION AND SUBSIDIARIES
                SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

                                                                                       ADDITIONS
                                                                                      CHARGED TO   DEDUCTIONS   BALANCE AT
                                                                         BALANCE AT    COSTS AND      FROM        END OF
DESCRIPTION                                                               BEGINNING    EXPENSES     RESERVES      PERIOD
-----------------------------------------------------------------------  -----------  -----------  -----------  -----------
Allowance for doubtful accounts--1998 (nine months)....................   $   1,901    $   2,293    $   1,377    $   2,817
                            --1997.....................................   $     200    $   2,101    $     400    $   1,901
                            --1996.....................................   $     261    $      63    $     124    $     200
                            --1995.....................................   $      35    $     237    $      11    $     261

Accrued warranty costs        --1998 (nine months).....................   $   3,257    $   3,456    $   2,851    $   3,862
                            --1997.....................................   $   2,036    $   3,274    $   2,053    $   3,257
                            --1996.....................................   $   1,390    $   1,936    $   1,290    $   2,036
                            --1995.....................................   $     608    $   1,492    $     710    $   1,390

ITEM 17.  UNDERTAKINGS.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Minnesota Business Corporation Act, the Restated Articles of Incorporation or Bylaws of the Registrant, the Underwriting Agreement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that:

        (1) It will provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

        (2) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (3) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Pre-Effective Amendment No. 3 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Minneapolis, Minnesota on this 25th day of November, 1998.


                                SELECT COMFORT CORPORATION

                                By:           /s/ H. ROBERT HAWTHORNE
                                     -----------------------------------------
                                                H. Robert Hawthorne
                                       PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                           (PRINCIPAL EXECUTIVE OFFICER)

                                By:            /s/ DANIEL J. MCATHIE
                                     -----------------------------------------
                                                 Daniel J. McAthie
                                     EXECUTIVE VICE PRESIDENT, CHIEF FINANCIAL
                                        OFFICER, CHIEF OPERATING OFFICER AND
                                         SECRETARY (PRINCIPAL FINANCIAL AND
                                                ACCOUNTING OFFICER)


    Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities indicated, on November 25, 1998.


      NAME AND SIGNATURE                  TITLE
------------------------------  --------------------------

   /s/ H. ROBERT HAWTHORNE
------------------------------  President, Chief Executive
     H. Robert Hawthorne          Officer and Director

              *
------------------------------  Chairman of the Board
       Ervin R. Shames

              *
------------------------------  Director
       Thomas J. Albani

              *
------------------------------  Director
       Patrick A. Hopf

              *
------------------------------  Director
    Christopher P. Kirchen

      NAME AND SIGNATURE                  TITLE
------------------------------  --------------------------

              *
------------------------------  Director
       David T. Kollat

              *
------------------------------  Director
       Kenneth A. Macke

              *
------------------------------  Director
     Jean-Michel Valette

   /s/ H. ROBERT HAWTHORNE
------------------------------  Attorney-in-fact
     H. Robert Hawthorne

                           SELECT COMFORT CORPORATION
              EXHIBIT INDEX TO REGISTRATION STATEMENT ON FORM S-1


EXHIBIT NO.  DESCRIPTION                                                                           METHOD OF FILING
-----------  ------------------------------------------------------------------------------------  -----------------
     1.1*    Underwriting Agreement

     3.1*    Restated Articles of Incorporation of the Company (to be effective upon effectiveness of Registration Statement)

     3.2*    Restated Bylaws of the Company (to be effective upon effectiveness of Registration
               Statement)

     4.2*    Form of Warrant issued in connection with the sale of Convertible Preferred Stock,
               Series E

     4.3*    Form of Warrant issued in connection with the November 1996 Bridge Financing

     4.4*    Amended and Restated Registration Rights Agreement dated December 28, 1995

     4.5*    First Amendment to Series E Stock Purchase Agreement and Amended and Restated
               Registration Rights Agreement dated April 25, 1996

     4.6*    Second Amendment to Amended and Restated Registration Rights Agreement dated as of
               November 1, 1996

     4.7*    Second (sic) Amendment to Amended and Restated Registration Rights Agreement dated
               March 24, 1997

     4.8*    Series A Warrant effective as of March 31, 1998 issued to General Electric Capital
               Corporation

     4.9*    Series E Preferred Stock Shareholder Voting Agreement and Irrevocable Proxy dated as of November 11, 1998 by and among the Company and each of the holders of Series E
               Convertible Prefered Stock signatory thereto

     5.1*    Opinion of Oppenheimer Wolff & Donnelly LLP

    10.1*    Net Lease Agreement dated December 3, 1993 between the Company and Opus Corporation

    10.2*    Amendment of Lease dated August 10, 1994 between the Company and Opus Corporation

    10.3*    Second Amendment to Lease dated May 10, 1995 between the Company and Rushmore Plaza
               Partners Limited Partnership (successor to Opus Corporation)

    10.4*    Letter Agreement dated as of October 5, 1995 between the Company and Rushmore Plaza
               Partners Limited Partnership

    10.5*    Third Amendment of Lease, Assignment and Assumption of Lease and Consent dated as of
               January 1, 1996 among the Company, Rushmore Plaza Partners Limited Partnership and
               Select Comfort Direct Corporation

    10.6*    Sublease dated as of March 27, 1997 between Select Comfort SC Corporation and
               Bellsouth Telecommunications, Inc.

    10.7*    Master Lease Agreement dated August 27, 1996 between Comdisco, Inc. and the Company and Equipment Schedules VL-1 dated August 27, 1996 and VL-2 and VL-3 dated
               November 11, 1996

EXHIBIT NO.  DESCRIPTION                                                                           METHOD OF FILING
-----------  ------------------------------------------------------------------------------------  -----------------
    10.8*    Supply Agreement dated August 23, 1994 between the Company and Supplier(1)

    10.9*    Equipment Purchase and Software License Agreement dated February 6, 1996 between the
               Company and Supplier(1)

    10.10*   Purchase Agreement dated as of March 27, 1997 between the Company and General
               Electric Capital Corporation

    10.11*   Senior Subordinated Note dated as of March 27, 1997 in the principal amount of
               $15,000,000 by the Company in favor of General Electric Capital Corporation

    10.12*   Consumer Credit Card Program Agreement dated as of May 22, 1997 among the Company,
               Select Comfort Retail Corporation, Select Comfort Direct Corporation, Select
               Comfort SC Corporation and Monogram Credit Card Bank of Georgia; as amended in
               First Amendment to Consumer Credit Card Program Agreement dated November 18,
               1987(1)

    10.13*   Major Merchant Agreement dated December 19, 1997 among First National Bank of Omaha and the Company, Select Comfort SC Corporation, Select Comfort Retail Corporation
               and Select Comfort Direct Corporation

    10.14*   1990 Omnibus Stock Option Plan, as amended

    10.15*   1997 Stock Incentive Plan

    10.16*   Form of Incentive Stock Option Agreement under the 1997 Stock Incentive Plan

    10.17*   Form of Performance Based Stock Option Agreement under the 1997 Stock Incentive Plan

    10.18*   Employment Letter Agreement dated April 3, 1997 between the Company and H. Robert
               Hawthorne

    10.19*   Employment Letter Agreement dated October 20, 1995 between the Company and Daniel J.
               McAthie

    10.20*   Employment Letter Agreement dated July 11, 1995 between the Company and Gregory T.
               Kliner

    10.21*   Consulting Agreement and Stock Option Agreement dated April 1, 1996 between the
               Company and Ervin R. Shames

    10.22*   Separation Agreement dated February 20, 1997 between the Company and Mark L. de
               Naray

    10.23*   Promissory Note dated February 20, 1997 in favor of the Company from Mark L. de
               Naray

    10.24*   Pledge Agreement dated February 20, 1997 between the Company and Mark L. de Naray

    10.25*   Promissory Note dated April 13, 1998 in favor of the Company from Mark L. de Naray

    10.26*   Pledge Agreement dated April 13, 1998 between the Company and Mark L. de Naray

    10.27*   Separation Agreement dated as of July 13, 1998 between the Company and John D.
               Watson

    10.28*   Lease Agreement dated September 30, 1998 between the Company and ProLogis
               Development Services Incorporated

EXHIBIT NO.  DESCRIPTION                                                                           METHOD OF FILING
-----------  ------------------------------------------------------------------------------------  -----------------
    21.1*    Subsidiaries of the Company

    23.1     Independent Auditors' Consent and Report on Financial Statement Schedule of KPMG
               Peat Marwick LLP

    23.2*    Consent of Oppenheimer Wolff & Donnelly LLP (included in Exhibit 5.1)

    23.3*    Consent of Houlihan Valuation Advisors

    24.1*    Power of Attorney (included on pages II-9 hereto)

    27.1*    Financial Data Schedule


------------------------

*   Previously filed.

(1) Confidential treatment has been requested with respect to designated portions contained within this exhibit. Such portions have been omitted and filed with the Commission pursuant to Rule 406 under the Securities Act.